CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS[redacted]
BRUS
LOND
MOSC

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

07023617

SEC MAIL PROCESSING RECEIVED MAY 15 2007 WASH. D.C. 161 SECTION

File No. 82-4243

May 15, 2007

VIA HAND

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of:

(i) the Quarterly Report of the Company, for the fiscal period ending September 30, 2006; and

(ii) the Quarterly Report of the Company, for the fiscal period ending December 31, 2006.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Sincerely,

Grant M. Binder /ac

Grant M. Binder

Enclosure

dw 5/18

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Juan Ignacio Gonzalez
(52) 55-56-25-4900 Ext.6641
igonzalezs@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

*Mexico City, October 26th, 2006.- **Grupo Financiero Inbursa** reported today results for the third quarter ended September 30, 2006.*

HIGHLIGHTS

Grupo Financiero Inbursa posted profits of $261.8 MM USD under US GAAP as of September 2006 and $2,481.9 MM Ps under CNBV rules during the same period, a 1% increase and 4.1% decrease relative to 9M05.

Grupo Financiero Inbursa posted profits of $261.8 MM USD under US GAAP as of September 2006 and $2,481.9 MM Ps under CNBV rules during the same period, 1% increase and 4.1% decrease than 9M05. This result is mainly explain by higher monetary adjustments in the different subsidiaries, as well as lower financial income in the bank due to the negative carry of the fixed interest rate swap position.

Loan Portafolio stood at $58,414 MM Ps at the end of September 2006, a 1.2% increase relative to June 2006

Loan portafolio increased 1.2% compared with 2Q06, mainly explained by more credits in consumer and commercial lending during the quarter.
It is worth to recall that $354.8 MM Ps of housing loan portafolio is booked in the insurance company.

Afore Inbursa's active workers affiliate base grew 37% during 9M06 compared with 9M05.

Afore Inbursa´s affiliate base grew 24.7% accumulating 3.6 MM affiliates, however active workers base grew to 39.1% during the same period. This growth allowed Afore Inbursa to reach a 12.3% market share in assets under management as of September 2006.

Seguros Inbursa's net income grew 28% during 1H06 compared with $467.6 MM Ps of 9M05.

Seguros Inbursa´s net income stood at $598.5 MM Ps at the end of September 2006 compared with $467.6 MM Ps obtained in the same period of the previous year, 28% increase. This result is mainly explained by higher operating profits and financial income together with lower reserve provisions.

- *All figures included in this report are expressed on September 2006 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and Inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 3Q06. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (4Q05).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	September '06
Employees	6,142
# clients	6.5 MM
Call Center Positions	1,253
ATM's	566
Sales force	12,815

GRUPO FINANCIERO INBURSA (with subsidiaries and consolidated) Under US GAAP

US GAAP

Mkt Value/Book Value	1.6
Stock price USD (Jun'06)	1.7
EPS (USD)	0.19
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	3Q06		2Q06	% chg vs.	3Q05	% chg vs.	Jan - Sep		%
	$	%	$	2Q06	$	3Q05	2006	2005	Chg
Banco Inbursa	(19.6)	-84%	45.2	N.A.	(25.3)	-23%	101.2	72.2	40%
Operadora	4.7	20%	2.1	129%	5.2	-9%	8.7	14.2	-39%
Seguros	11.8	51%	22.6	-48%	24.1	-51%	65.5	65.5	0%
Pensiones	2.8	12%	16.5	-83%	21.2	-87%	38.7	70.2	-45%
Fianzas	3.6	15%	1.8	102%	12.1	-71%	17.0	15.2	12%
Inversora	19.1	82%	5.6	242%	6.4	197%	29.6	14.5	104%
Others	0.9	4%	(1.3)	N.A.	1.9	-52%	1.1	7.7	-86%
Total	**23.3**	**100%**	**92.4**	**-75%**	**45.5**	**-49%**	**261.8**	**259.4**	**1%**

- Under US GAAP **Grupo Financiero Inbursa** posted $261.8 MM USD profits during 9M06, an 1% growth relative to the same period of the previous year. This result is mainly explained by higher level of operations in the different subsidiaries with less favorable market conditions and higher acquisition costs driven by more clients in the afore, banking and insurance businesses.

Investment by Company

MM USD	3Q06		2Q06	% chg vs.	3Q05	% chg vs.
	$	%	$	2Q06	$	3Q05
Banco Inbursa	2,007.8	61%	2,012.1	0%	1,910.2	5%
Operadora	49.8	2%	44.0	13%	46.4	7%
Seguros	565.7	17%	547.6	3%	520.4	9%
Pensiones	376.5	11%	365.3	3%	339.2	11%
Fianzas	89.1	3%	84.5	5%	70.0	27%
Inversora	161.0	5%	138.3	16%	116.2	39%
Otros	44.2	1%	18.1	144%	8.8	402%
Total	**3,294.0**	**100%**	**3,209.8**	**3%**	**3,011.2**	**9%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,294.0 MM USD under US GAAP vs $3,076.4 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)



17.5
16.4
16.4
17.0
16.2
16.4
19.0
J'06 F'06 M'06 A'06 M'06 J'06 S'06

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	1.6
Stock price (Sep'06)	19.0
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	3Q06 $	3Q06 %	2Q06 $	% chg vs. 2Q06	3Q05 $	% chg vs. 3Q05	Jan -Sep 2006	Jan -Sep 2005
Banco Inbursa	(188.9)	-58%	577.8	-133%	(127.9)	48%	803.0	927.4
Operadora	45.6	14%	24.1	89%	54.9	-17%	83.8	154.7
Seguros	152.5	47%	191.9	-21%	201.6	-24%	598.5	467.6
Pensiones	22.2	7%	219.5	-90%	176.5	-87%	471.9	720.2
Fianzas	69.0	21%	38.8	78%	68.3	1%	217.1	154.9
Inversora	190.3	59%	65.0	193%	64.1	197%	294.1	149.3
Others	33.4	10%	(18.3)	-282%	7.8	330%	7.8	14.0
Total	**324.0**	**100%**	**1,098.8**	**-71%**	**445.2**	**-27%**	**2,476.2**	**2,588.1**

- ***Grupo Financiero Inbursa*** *posted profits of $2,476.2 MM Ps during the first nine months of 2006, 4.3% lower than first nine months 2005. This result is mainly explained by higher monetary results deductions in the different subsidiaries, lower financial income in the bank due to negative carry of the fixed income interest rate swap position, as well as lower income in Sinca Inbursa.*

Free Cash Flow

	MM of constant pesos as of September 30, 2006	**2003**	**2004**	**2005**	**9M05**	**9M06**
+	Interest Income	11,362.7	11,418.0	17,404.7	12,873.4	10,875.9
-	Interest Expense	8,526.2	8,607.2	13,481.8	10,127.9	7,661.9
=	**Financial Margin**	**2,836.5**	**2,810.8**	**3,922.9**	**2,745.5**	**3,214.0**
-	Unrealized gains/losses (net of deferred taxes)	152.7	712.2	-61.1	60.6	100.2
-	General Expenses	1,627.0	1,830.6	2,178.5	1,546.7	1,973.1
+	Commissions & Fees	1,299.1	1,727.6	1,690.7	1,120.0	1,439.0
+	Patrimonial Reserves Creations	-227.2	461.4	1,361.4	467.0	232.0
+	Subsidiaries Income	2,176.1	4,136.9	2,121.7	1,909.9	1,339.7
-	Taxes	291.2	273.3	502.9	926.6	611.3
=	**Free Cash Flow**	**4,013.7**	**6,320.6**	**6,476.5**	**3,708.5**	**3,540.0**

Investment by Company

MM Ps.	3Q06 $	3Q06 %	2Q06 $	% chg vs. 2Q06	3Q05 $	% chg vs. 3Q05
Banco Inbursa	24,383.6	71%	24,911.7	-2%	24,371.8	0%
Operadora	547.3	2%	504.5	8%	520.9	5%
Seguros	3,230.5	9%	3,207.9	1%	2,752.8	17%
Pensiones	3,025.2	9%	3,003.1	1%	2,679.9	13%
Fianzas	999.3	3%	930.9	7%	755.6	32%
Inversora	1,768.6	5%	1,586.7	11%	1,309.2	35%
Others	509.4	1%	141.3	261%	107.4	374%
Total	**34,464.1**	**100%**	**34,286.0**	**1%**	**32,497.7**	**6%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $34,464.1 MM Ps as of September 2006, a 6% increase relative to September 2005.*

Sources & Uses of Funds (MM Ps as of September 2006)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,383.6	146,813.7	8,595.8	681.4	9,598.3	**190,072.8**
Seguros Inbursa	3,230.5		16,001.4	545.8	1,286.3	**21,064.0**
Pensiones Inbursa	3,025.2		13,725.1	8.4	95.7	**16,854.4**
Inversora Bursátil	1,768.6	31.4		84.1	176.3	**2,060.4**
Operadora Inbursa	547.3			76.1	58.0	**681.4**
Fianzas G-Inbursa	999.3		218.0	7.0	224.0	**1,448.3**
Others	509.4					**509.4**
TOTAL	**34,464.1**	**146,845.1**	**38,540.3**	**1,402.8**	**11,438.6**	**232,690.9**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	8,237.3	59,532.1	116,672.9	265.4	5,365.1	**190,072.8**
Seguros Inbursa	3,128.3	549.5	12,132.6	1,082.6	4,171.0	**21,064.0**
Pensiones Inbursa	3,765.7		13,011.7		77.0	**16,854.4**
Inversora Bursátil	1,753.9		34.7	29.8	242.0	**2,060.4**
Operadora Inbursa	519.6		98.5		63.3	**681.4**
Fianzas G-Inbursa	104.0	53.0	924.0	74.0	293.3	**1,448.3**
Others		23.0	3.2	275.6	207.8	**509.6**
TOTAL	**17,508.8**	**60,157.6**	**142,877.6**	**1,727.4**	**10,419.5**	**232,690.9**

Assets under Management: $884,371.8 MM Ps
Assets in Custody: $1,180,722.7 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	3Q06 MM USD	2Q06 MM USD	3Q05 MM USD	Jan - Sep '06 MM USD	Jan - Sep '05 MM USD
Net income under CNBV GAAP	(13.3)	47.6	(10.3)	71.0	80.1
Adjustments of Monotery Position	(6.2)	(4.0)	11.4	28.7	26.9
Adjustments on defered Lialbilities	(1.2)	1.4	(27.6)	(0.9)	(36.1)
Others	1.2	0.2	1.2	2.3	1.4
Net Increase	(6.3)	(2.4)	(15.0)	30.1	(7.8)
Net Income Under US GAAP	**(19.6)**	**45.2**	**(25.3)**	**101.1**	**72.3**

- Under US GAAP Banco Inbursa posted profits of $101.1 MM USD during first nine months of 2006 compared with $71.3 MM USD under the CNBV rules, $30.1 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities adjustments.

Stockholders' Equity

	3Q06 MM USD	2Q06 MM USD	3Q05 MM USD
Stockholders´equity under CNBV GAAP	2,176.4	2,183.2	2,111.1
Securities Valuation Adjustments	16.8	0.0	24.6
Deferred Taxes	182.0	0.0	(300.6)
Derivates	(159.0)	280.7	7.7
Others	123.4	(113.9)	67.3
Net Increase	163.2	166.8	(201.0)
Stockholders´Equity Under US GAAP	**2,013.2**	**2,016.4**	**1,910.1**

- Stockholders' equity resulted in $2,013.2 MM USD under US GAAP in 3Q06. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,176.4 MM USD, $163.2 MM USD more. The difference is basically explained by $182.0 MM USD add backs coming from Deferred Taxes as well as deductions of $159.0 MM USD of derivatives.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $797.2 MM Ps during 9M06 compared with $924.3 MM Ps obtained during the same period of the previous year. This result is explained by lower financial margin and subsidiaries´ net income compensated by better market related income. It is worth to mention that this was achieved even though a 52% growth in general expenses related to the acquisition cost of the Afore business.

As of September 2006, Demand Deposits stood at $26,105.6 MM Ps. Inbursa CT account represented 89% of these deposits.

Risk Adjusted Net Interest Income

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Interest Income	**2,261.3**	**2,653.4**	**3,260.4**	**7,902.4**	**9,628.4**
Interest on loans & securities	1,809.7	1,819.3	2,493.3	5,795.6	6,973.8
Repo´s interest income	451.6	834.1	767.1	2,106.8	2,654.6
Interest Expenses	**(1,360.9)**	**(1,725.4)**	**(2,200.9)**	**(4,947.9)**	**(6,507.3)**
Interest on deposits & funding	(911.7)	(892.0)	(1,450.0)	(2,844.8)	(3,908.5)
Repo´s interest expense	(449.2)	(833.4)	(750.9)	(2,103.1)	(2,598.8)
REPOMO	**(240.5)**	**28.8**	**(123.4)**	**(444.1)**	**(304.1)**
Financial Margin	**659.9**	**956.8**	**936.1**	**2,510.4**	**2,817.1**
Loan Loss Reserves (Net)	(356.8)	(350.5)	(405.5)	(1,149.6)	(1,169.6)
Risk Adjusted Net Interest Income	**303.2**	**606.3**	**530.6**	**1,360.8**	**1,647.5**

Financial Margin

As of September 2006 financial margin stood at $2,510.4 MM Ps, 10.9% less than that of 9M05, this result is mainly explained by lower interest rates and higher monetary adjustments. 9M06 Financial margin was $659.9 MM Ps, 30% less when compared with 2Q06, this decrease is mainly explained by higher monetary adjustments

Market Related Income

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Financial Instruments Negotiable	(350.2)	50.9	(388.7)	(587.4)	(661.1)
Repos	(63.8)	(2.0)	12.1	(65.7)	3.4
Securities Purchases and Sales	435.2	(505.0)	1,893.0	336.9	2,034.9
Derivate Instruments	(662.4)	826.2	(2,164.8)	377.4	(1,931.0)
Total	**(641.1)**	**370.1**	**(648.4)**	**61.2**	**(553.8)**

Market Related Income

Market related income posted profits of $61.2 MM Ps at the end of September 2006 compared with $553.8 MM Ps losses during the same period prior year. This result is mainly explained by the fixed rate funding swap position due to higher levels of long term interest rates observed during the first nine months of the year.

Administrative and Promotion Expenses

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Personnel	30.3	28.6	31.6	86.2	87.3
Administrative Expenses	443.3	520.7	405.3	1,380.0	971.3
Contributions to IPAB	44.6	50.4	56.6	147.4	165.0
Depreciations and Amortizations	24.6	26.9	34.7	78.4	102.1
Administrative and Promotion Expenses	**542.8**	**626.6**	**528.3**	**1,692.0**	**1,325.7**

Loan Loss Reserves

Loan loss reserves increased $356.8 MM Ps during the third quarter of 2006, reaching $8,595.8 MM Ps on accumulated basis. This amount represented 12.3 times non-performing loans.

When compared with 2Q06 Banco Inbursa's net income registered $196.3 MM Ps losses vs $580.6 MM Ps profits mainly due to higher monetary adjustments and market related losses due to the fix rate swap position.

- Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.
- Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2005 audited Financial Statements.
- All figures included in this report are in addition to the Financial Statements.

Earnings from Subsidiaries

Earnings form subsidiaries posted $11.2 MM Ps profits in 9M06 compared with profits of $502.5 MM Ps during the same period of the previous year. This result is mainly explained by deferred taxes creations on Sinca Inbursa's 2005 results coming from the realized gains obtained during the year after divesting part of its portfolio in promoted companies. These taxes would only be realized with a dividend payment.

Loan Portfolio and Asset Quality

Loan portfolio stood at $58,414 MM Ps at the end of September 2006, a 1.2% increase relative to June 2006. This increase was due to more credits in consumer and commercial lending during the quarter.

It is worth to recall that $354.8 MM Ps of housing loan portfolio is booked in the insurance company that added to the bank loan portfolio accumulated $1,128.1 MM Ps, 23.2% higher than 2Q05 figure.

Loan Portfolio in Pesos represented 64% of the total Loan Portfolio.

Loan loss reserves grew from $8,491.1 MM Ps in 2Q06 to $8,595.8 MM Ps in 3Q06, representing a 1.2%, increase and a coverage ratio to non performing loans of 12.3 times .

Banco Inbursa Selected Ratios

	3Q06	3Q05	System 2Q06
Loans / Total Assets	67.7%	66.4%	51.9%
NPL / Loan Portfolio	1.2%	0.8%	1.7%
LLR / NPL (times)	12.3	17.0	2.5
Op. Cost / Fin. Margin + Other Inc	75.0%	55.2%	76.0%

Non Performing Loans

At the end of the quarter, Non Performing loans stood at $697.8 MM Ps compared with $723.0 MM Ps as of June 2006, however, it is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Income Statement Selected Figures

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
OTHER EXPENSES / INCOME	**64.0**	**158.8**	**21.8**	**273.3**	**110.4**
Charge Offs & Other Losses	(0.2)	(5.3)	(12.2)	(6.1)	(257.8)
Recoveries	0.0	0.0	0.0	0.0	0.0
Repomo	(56.5)	13.4	(23.9)	(92.0)	(37.3)
Other Income	120.7	150.7	57.9	371.4	405.5
EARNINGS FROM SUBSIDIARIES	**47.2**	**32.4**	**76.1**	**11.2**	**502.5**
Sinca Inbursa	27.2	18.4	59.5	(35.9)	453.2
Siefore Inbursa	20.0	13.9	16.6	47.1	49.2
MONETARY POSITION RESULTS	**701.4**	**15.2**	**147.3**	**536.1**	**341.3**
Repomo - Margin	644.9	28.6	123.4	441.0	304.1
Repomo - Other expenses	56.5	(13.4)	23.9	92.0	37.3

Loan Portfolio

MM Ps	3Q06	%	2Q06	%	3Q05	%
TOTAL LOAN PORTFOLIO	**58,414**	**100%**	**56,827**	**100%**	**57,569**	**100%**
Commercial	49,627	85%	47,802	84%	51,904	90%
Financial Institutions	2,395	4%	2,794	5%	674	1%
Consumer	4,062	7%	3,951	7%	3,613	6%
Housing	877	2%	787	1%	927	2%
Federal Government	756	1%	770	1%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**698**	**1.2%**	**723**	**1.3%**	**452**	**0.8%**
LOAN LOSS RESERVES	**8,596**	**15%**	**8,491**	**15%**	**7,658**	**13%**

	3Q06	2Q06	3Q05
Pesos	64%	63%	73%
USD	36%	37%	27%
Secured *	82%	84%	87%
Unsecured	18%	16%	13%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	MM Ps	%
NPL June 30, 2006	**710.5**	
- Decreases in NPL	**-188.8**	**100.0%**
• Recoveries & Restructures	-188.8	100.0%
• Write Offs	0.0	0.0%
+ Increases in NPL	**176.9**	**100.0%**
• Exchange rate effects	-4.2	-2.4%
• New NPL	181.1	102.4%
NPL September 30, 2006	**698.6**	

Commercial Lending

Banco Inbursa remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others, and represents 13% market share in commercial lending as of June 2006

Capitalization

Banco Inbursa remains a well capitalized bank with a 22.9% TIER 1 Capital ratio as of August 2006. This figure compares positively with the 13.9% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee through detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured through stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of September 2006, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $379 MM Ps with its June 2006 portfolio which would have represented 1.8% of its TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Personal Credits 9%
Government 3%
Educative Services 3%
Food, Restaurants & Hotels 8%
Financial Services 7%
Construction 9%
Commerce 14%
Transport 7%
Entretainment & Telecom 6%
Others 7%
Comunications 5%
Manufacture 22%

Capitalization Ratio

MM Ps as of September 30, 2006	3Q06	2Q06	3Q05	Mkt. Avg 2Q06
Credit Risk Assets	**64,601.0**	**60,206.6**	**69,127.0**	**1,228,340.3**
Tier 1 Capital	31.8%	36.8%	31.1%	21.6%
Net Capital	32.1%	38.0%	31.3%	22.7%
Credit & Portfolio Risk Assets	**89,954.0**	**108,274.8**	**81,632.0**	**1,913,429.2**
Tier 1 Capital	22.9%	20.5%	26.3%	13.9%
Net Capital	23.1%	21.1%	26.5%	14.6%

Value at Risk * 3Q06 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	42,867.1	(279.0)	-1.35%
Equity	265.5	(5.2)	-0.03%
Derivatives	(14,064.2)	(401.0)	-1.95%
Banco Inbursa	35,033.9	(379.4)	-1.84%
TIER 1 CAPITAL [2]	20,615.0		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 3Q06 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	18,281.0	194.0	4,884.1	26.72%	25.18
MXP	37,993.0	504.0	3,564.7	9.38%	7.07
UDI's*	1,428.0		140.6	9.85%	N.A.
Total	**57,702.0**	**698.0**	**8,589.4**	**14.89%**	**12.31**

* Both figures, USD and UDI's are expressed in pesos

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $736.7 MM Ps in commissions income during 9M06, 48.7% higher than the same period previous year. This is mainly explained by the 46.5% growth on assets under management and 24.7% increase of the affiliate base. On a quarterly basis, commission income stood at $289.5 MM Ps during 3Q06, 41.4% higher than 2Q06.

Affiliate Base & Assets Under Management

Assets under management reached $82,188 MM Ps during 9M06 a 46.5% increase relative to the same period of 2005 and a 7.5% increase vs. 1H06.

Market share stood at 12.2% in 2Q06. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base accumulated 723,386 new clients at the end of 3Q06, a 24.8% increase relative to 3Q05, higher transfers among the Afore system explained this result

Active workers base increased 36.7% posting an active workers/affiliate ratio of 39.1% in 3Q06 vs 35.7%, of the same period previous year.

Net Income

During 3Q06, net Income posted $70.8 MM Ps profit compared with a loss of $0.7 MM in 3Q05, On accumulated basis net income as of 9M06 was $100.9 MM Ps compared to $53.4 MM Ps of the previous year, as mentioned above, higher commission income due to the affiliate base growth, higher active workers/ affiliate ratio and affiliates with higher income explained this result.

Selected Figures

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Comission Income	289.5	204.7	205.1	736.7	495.5
General Expenses	**(191.3)**	**(188.9)**	**(212.1)**	**(590.2)**	**(434.8)**
Administrative Expenses	(15.1)	(14.6)	(38.4)	(47.8)	(69.6)
Operating Expenses	(38.1)	(29.0)	(40.9)	(104.1)	(109.4)
Promotion Expenses	(138.1)	(145.3)	(132.7)	(438.2)	(255.8)
Depreciation & Amortization	(2.9)	(2.8)	14.2	(8.6)	8.5
Operating Income	99.1	8.2	(3.2)	141.6	60.6
Other Income	1.2	1.0	2.0	2.0	3.6
REPOMO	(10.5)	1.3	3.5	(17.0)	10.9
Net Income	70.8	10.9	(0.7)	100.9	53.4
Investments	830.1	783.8	615.1	830.1	615.1
Fixed Assets	16.4	15.6	16.1	16.4	16.1
Total Assets	1,289.6	1,086.3	821.1	1,289.6	821.1
Stockholders' Equity	1,021.5	848.4	605.4	1,021.5	605.4

Affiliate Quality

	3Q06	2Q06	3Q05	Mkt. Share 3Q06
Affiliattes (#)	3,646,523	3,617,426	2,922,137	10.0%
Assets Under Mngmt. (MM Ps)	82,188.0	76,460.4	56,078.2	12.2%

	3Q06	2Q06	3Q05	Mkt. Avg 3Q06
Avg. Min. Wages/Affiliate	5.23	5.12	5.16	5.66
Active Workers/Affiliate	39.1%	38.0%	35.7%	37.5%



Assets Under Management
2Q04-3Q06
(MM Ps)
33,120
35,748
38,854
42,252
45,812
53,873
62,009
68,588
75,106
82,188
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	3Q06 MM USD	2Q06 MM USD	3Q05 MM USD	Jan - Sep '06 MM USD	Jan - Sep '05 MM USD
Net income under CNSF GAAP	15.6	15.9	18.1	54.4	41.6
Reserves Adjustments	1.6	(3.5)	(0.2)	0.8	0.4
Investments Adjustments	3.5	(19.6)	(8.3)	3.1	(30.9)
Deferred Taxes	10.8	4.7	0.7	11.0	(2.4)
Deferred Acquisition Costs	0.0	35.2	(6.1)	0.0	(15.5)
Monetary Positions Adjustments	(36.3)	16.1	(9.8)	(27.5)	(18.3)
Others	14.9	(26.2)	29.7	23.6	90.6
Net Increase	(3.8)	6.7	6.0	11.1	23.9
Net Income Under US GAAP	**11.8**	**22.6**	**24.1**	**65.5**	**65.5**

- **Seguros Inbursa´s** net income reached $65.5 MM USD during 9M06 under US GAAP, $11.1 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by deductions of $27.5 in monetary position adjustments, together with add backs coming from deferred taxes and investments.

Stockholders' Equity

	3Q06 MM USD	2Q06 MM USD	3Q05 MM USD
Stockholders´equity under CNSF GAAP	293.9	280.6	245.1
Adjustments on Assets	71.1	71.9	53.6
Deferred Acquisition Cost	70.3	67.8	63.4
Fixed Assets	(39.5)	(37.5)	(41.4)
Others	40.3	41.6	31.6
Reserves Adjustments	430.6	416.8	436.0
Deferred Taxes	(278.4)	(263.0)	(267.0)
Others	48.5	41.3	52.7
Net Increase	271.8	267.0	275.3
Stockholders´Equity Under US GAAP	**565.7**	**547.6**	**520.4**

- **Seguros Inbursa's** Stockholders' equity resulted $565.7 MM USD under US GAAP at the end of September 2006 compared with $293.9 MM USD under the CNSF rules. The difference is basically explained by: $430.6 MM USD, add-backs from reserves adjustments, and $71.1 MM USD from adjustments on assets and deductions of $278.4 MM USD from deferred taxes.

SEGUROS INBURSA
(Insurance)

Seguros Inbursa´s net income stood at $598.5 MM Ps at the end of September 2006 compared with $467.6 MM Ps obtained in the same period of the previous year, a 28.0% increase. This result is mainly explained by higher operating profits and financial income together with lower reserve provisions.

Financial Information

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Direct Premiums	2,066.0	2,520.5	2,031.3	6,672.1	6,087.8
Reserves Provisions	(333.3)	365.0	(65.2)	132.2	437.3
Technical Income	282.6	(82.2)	166.5	482.3	231.1
Net Financial Income	113.0	469.3	225.2	741.6	687.5
Repomo	(225.7)	27.9	(109.7)	(302.5)	(205.0)
Net Income	152.4	191.8	201.6	598.5	467.6
Assets	21,064.0	21,651.7	19,362.2	21,064.0	19,362.2
Investments	16,893.0	17,173.5	15,874.3	16,893.0	15,874.3
Reserves	15,211.4	15,727.1	14,119.6	15,211.4	14,119.6
Stockholders' Equity	3,230.5	3,207.9	2,752.8	3,230.5	2,752.8

Combined Seguros Inbursa and Patrimonial Inbursa's total premiums grew 17.4% during first nine months 2006 relative to first nine months 2005. This growth was mainly driven by the P&C and life businesses with 12.1% and 13.9% growth rate in the same period. It is worth to point out that this growth was achieved while maintaining a sound combined ratio of 98.0%

Premiums Breakdown

Line of business	Breakdown 3Q06	Growth Rate 3Q06 vs 3Q05	Combined Ratio 3Q06	Combined Ratio 3Q05	Combined Ratio 3Q06	Breakdown 3Q06	Growth Rate 3Q06 vs 3Q05
P&C	26.0%	12.1%	80.7%	76.5%	78.5%	34.0%	23.9%
Automobile	26.1%	5.2%	98.9%	98.4%	98.9%	23.3%	5.2%
Life	36.0%	13.9%	N.A.	N.A.	N.A.	32.0%	13.9%
A & H	11.9%	-1.1%	104.0%	100.3%	104.0%	10.7%	-1.1%
Total	**100%**	**9.6%**	**98.0%**	**93.7%**	**95.4%**	**100%**	**13.4%**

Stockholders' equity of Seguros Inbursa grew from $2,752.8 MM Ps in 9M05 to $3,230.5 MM Ps in 9M06.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	3Q06 MM USD	2Q06 MM USD	3Q05 MM USD	Jan - Sep '06 MM USD	Jan - Sep '05 MM USD
Net income under CNSF GAAP	24.5	18.4	16.1	42.9	64.1
Reserves Adjustments	0.3	(1.0)	2.6	(0.7)	4.8
Investments Adjustments	10.4	1.4	1.9	11.8	2.5
Deferred Taxes	13.9	(7.0)	(4.8)	6.9	3.7
Deferred Acquisition Costs	0.0	0.0	0.1	0.0	0.1
Monetary Positions Adjustments	(31.3)	(3.4)	12.4	(34.7)	22.3
Others	(15.0)	27.5	(7.1)	12.5	(27.2)
Net Increase	(21.7)	17.5	5.1	(4.2)	6.2
Net Income Under US GAAP	**2.8**	**35.9**	**21.2**	**38.7**	**70.3**

- Under USGAAP, **Pensiones Inbursa** posted profits of $38.7 MM USD compared with $42.9 MM USD under the CNSF rules, $4.2 MM USD lower. This result is explained by deductions of $34.7 MM USD coming from monetary position and other adjustments as well as add backs of $18.7 MM USD explained by deferred taxes, reserve and investment adjustments.

Stockholders' Equity

	3Q06 MM USD	2Q06 MM USD	3Q05 MM USD
Stockholders´equity under CNSF GAAP	275.2	262.7	238.6
Investments Adjustmens	(70.0)	(45.4)	134.5
Reserves Adjustments	171.1	170.5	165.3
Deferred Taxes	(90.7)	(83.1)	(107.4)
Others	90.9	60.6	(91.8)
Net Increase	101.3	102.6	100.6
Stockholders´Equity Under US GAAP	**376.5**	**365.3**	**339.2**

- **Pensiones Inbursa's** Stockholders' equity resulted $376.5 MM USD under US GAAP in 3Q06 compared with $275.2 MM USD under the CNSF rules. The difference is basically explained by: $171.1 MM USD and $90.9 MM USD add-backs from reserves adjustments, and deductions of $70.0 MM USD and $90.7 MM USD from investment and deferred taxes adjustments.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached profits of $471.9 MM Ps during the first nine months of 2006, compared with $720.2 MM Ps obtained in the same period of the previous year. This difference is mainly explained by higher monetary adjustments and lower financial income.

Selected Financial Information

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Direct Premiums	7.2	35.2	166.3	156.1	398.3
Reserves Provisions	(133.6)	(30.8)	54.1	(81.8)	140.3
Acquisition cost	(0.5)	7.6	(15.4)	(10.8)	(33.6)
Technical Income	(52.9)	(134.7)	(96.9)	(360.1)	(353.9)
Net Financial Income	162.2	291.4	269.9	751.1	814.2
Repomo	(280.5)	33.7	(138.8)	(381.0)	(250.0)
Income from Subs.*	107.4	109.7	88.1	364.9	467.8
Net Income	22.1	219.5	176.4	471.9	720.2
Assets	16,854.5	16,958.7	16,583.2	16,854.5	16,583.2
Investments	16,777.4	15,875.8	16,489.7	16,777.4	16,489.7
Reserves	13,725.1	13,876.9	13,733.6	13,725.1	13,733.6
Stockholders' Equity	3,025.2	3,003.1	2,679.9	3,025.2	2,679.9

*** Promotora Inbursa**

•Stockholders´equity reached $3,025.2 MM Ps during 9M06 compared to $2,679.9 MM Ps of 9M05.

OPERADORA INBURSA
(Mutual Funds)

Funds under management stood at $ 35,529.9 MM Ps at the end of September 2006, compared with $30,802.7 MM Ps of September 05, a 15.3% increase.

Funds Under Management
September, 2006

Dinbur
$4.5 bn Ps


MTN's
56%
Gov
24%
CD's

Fonibur
$10.7 bn Ps


Stocks
75%
Cd's
25%

IGlobal
$5.0 bn Ps


Gov
32%
Stocks
68%

Fondo Inbursa
$6.0 bn Ps


Gov
27%
Stocks
73%
Cd's
0%

Inburex
$9.1 bn Ps


Cd's
25%
MTN's
56%
Gov
19%

Mutual Funds
(September, 2006)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,624.4	6.20%	5.00%	
INBUREX	Fixed Income	9,155.9	6.95%	5.61%	
INBURSA	Stock's, Bonds $ M.M.	5,987.9	14.61%	8.16%	
FONIBUR	Stock's, Bonds $ M.M.	10,703.6	13.18%	8.16%	1.33%
IGLOBAL	Stock's, Bonds $ M.M.	5,058.0	22.53%	8.16%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $294.1 MM Ps during 9M06, 97.6.% and 1.2 times higher than $149.3 MM Ps and $65.0 MM Ps obtained in first nine months 2006 and 2Q06, respectively. This result was mainly explained by more volume operated in the Mexican Stock Exchange

Select Figures

MM Ps.	3Q06	2Q06	3Q05	9M06	9M05
Operating Margin	260.1	87.8	84.8	399.4	199.4
Interest Income	1,260.0	465.4	3,116.1	2,712.9	3,115.5
Net Income	190.3	65.0	64.1	294.1	149.3
Total Assets	2,060.5	1,944.9	1,534.6	2,060.5	1,534.6
Investment Portfolio	1,705.8	1,507.6	1,285.3	1,705.8	1,285.3
Stockholders' Equity	1,768.6	1,586.7	1,309.2	1,768.6	1,309.2
Assets in Custody	1,180,722.7	1,063,167.1	924,482.4	1,180,722.7	924,482.4

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums increased 26.2% from $118.3 MM Ps to $149.3 MM Ps at the end of the 3Q06. On accumulated basis direct premiums grew 16.8% compared to 9M05. Net Income registered a 40.1% increase during the first nine months 2006 from $ 154.9 MM Ps to $217.1MM Ps, this result is due to higher premiums and financial income.

Select Figures

MM Ps	3Q06	2Q06	3Q05	9M06	9M05
Direct Premiums	149.3	127.9	118.3	399.8	342.2
Technical Income	79.0	49.6	57.4	166.7	143.0
Earnings From Investments	3.0	3.0	2.6	10.0	8.9
Monetary Position	(17.5)	1.3	(6.9)	(23.4)	(12.9)
Net Income	69.0	38.8	68.3	217.1	154.9
Total Assets	1,448.3	1,351.5	1,107.4	1,448.3	1,107.4
Investments	1,154.5	1,107.2	952.1	1,154.5	952.1
Reserves	216.5	218.4	219.5	216.5	219.5
Stockholders' Equity	999.3	930.9	755.6	999.3	755.6

APPENDIX
Banco Inbursa

CAPITALIZATION

(Constant MM Pesos as of September 30, 2006)

	TIER 1 CAPITAL	**20,560**	
STOCKHOLDERS' EQUITY			24,268
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS			
LESS:	INVESMENT IN SUBORDINATED DEBT		
	INVESTMENTS IN FINANCIAL INSTITUTIONS		2,450
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS		912
	FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES		
	EXCESS ON DEFERRED TAXES		
	RESTRUCTURING CHARGES & OTHER INTANGIBLES		346
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED		
	OTHER ASSETS		
	TIER 2 CAPITAL	**194**	
CAPITALIZATION INSTRUMENTS			
GENERAL PREVENTIVE RESERVES			194
SUBORDINATED DEBT			
	TIER 1 & 2 CAPITAL	**20,754**	

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	3,797	304
PESO OR UDI REAL INTEREST RATE OPERATIONS	17,473	1,398
FOREIGN CURRENCY NOMINAL INTEREST RATE	3,210	257
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	55	4
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	281	22
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	538	43
TOTAL	**25,354**	**2,028**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)		
GRUOP II (RISK WEIGHT 20 %)	1,781	142
GRUOP III (RISK WEIGHT 100 %)	61,465	4,917
SUB-TOTAL	**63,246**	**5,059**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,355	108
TOTAL	**64,601**	**5,167**

INVESTMENT IN SECURITIES September 30, 2006 *(Constant 000's Pesos as of September 30, 2006)*	
TRADING PORTFOLIO	**5,225,578**
Securities	265,630
Government Securities	1,696,413
Bankers' Acceptances	3,263,535
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**6,025,804**
Credit Link	2,892,197
Mexican Government Securities	3,133,607

REPURCHASE PORTFOLIO September 30, 2006 *(Constant 000's Pesos as of September 30, 2006)*	
REPURCHASE AGREEMENTS	**4,757**
Cetes	284
Bondes	4,473
Bankers' Acceptances	
RESELL AGREEMENTS	**4,687**
Cetes	281
Bondes	4,406
Bankers' Acceptances	

DEFERRED TAXES September 30, 2006 *(Constant 000's Pesos as of September 30, 2006)*	
TOTAL DEFERRED TAXES	**680,493**
Negotiable Financial Instruments	11,847
Stocks	-481
Promotora's good will amortization	-1,306
Sinca's good will amortization	-6,952
UMS over price amortization	-9,997
Buy-sell portfolio over price amort.	83,095
Forwards	228,833
Swaps	375,454

LOAN PORTFOLIO
(Constant MM Pesos as of September 30, 2006)

	3Q06 PERFORMING LOANS	3Q06 NON PERFORMING LOANS
Commercial	49,374	582
Interbank	2,395	
Consumer	4,219	73
Mortgages	958	43
Government	756	
Fobaproa Bonds		
Total	**57,702**	**698**

LOAN PORTFOLIO	3Q06
Total Loan Portfolio	58,400
Loan Loss Reserves	8,595
TOTAL LOAN PORTFOLIO (NET)	**49,805**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	30,188	1,148	18,038	**49,374**
Interbank	2,229			**2,229**
Consumer	3,867	275	166	**4,308**
Mortgages	953	5	77	**1,035**
Government	756			756
Fobaproa Bonds				-
Total Performing Loans	**37,993**	**1,428**	**18,281**	**57,702**
NON PERFORMING LOANS				
Commercial	388		194	**582**
Interbank				**0**
Consumer	73			**73**
Mortgages	43			**43**
Total Non Permorming Loans	**504**	**0**	**194**	**698**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at June 30, 2006 (constant million pesos as of June 30, 2006)	**8,242**
- Adjustment for inflation Jun ´06 - Sep ´06	99
Loan Loss Reserves at June, 2006 (million nominal pesos)	**8,341**
+ Provisions recorded during the period	360
+ Currency valuation & other	-106
Loan Loss Reserves at September 30, 2006.	**8,595**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of September 30, 2006)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**60,963.4**	**8,595.8**
Commercial Loans	**52,634**	**8,075**
Risk "A"	20,837.7	139.7
Risk "B"	25,363.6	3,185.3
Risk "C"	1,914.7	448.7
Risk "D"	530.1	318.1
Risk "E"	3,988.1	3,981.6
Except Federal Government Past Due Interest		1.4
Interbank Loans	**2,395.0**	**45.9**
Risk "A"	1,711.2	11.8
Risk "B"	683.8	34.1
Risk "C"		
Risk "D"		
Risk "E"		
Mortgages Loans	**958.1**	**73.0**
Risk "A"	651.5	2.4
Risk "B"	232.6	24.7
Risk "C"	15.8	5.2
Risk "D"	58.2	40.7
Risk "E"		
Consumer Loans	**4,219.7**	**231.2**
Risk "A"	3,762.4	18.8
Risk "B"	213.0	21.3
Risk "C"	60.3	27.1
Risk "D"	74.5	55.8
Risk "E"	109.5	108.1
Consumer Loans	**756.5**	**151.2**
Risk "A"		
Risk "B"	756.5	151.2
Risk "C"		
Risk "D"		
Risk "E"		
Aditional Reserves		**19.7**

(Constant MM Pesos as of September 30, 2006)

	PORTFOLIO			REQUIRED RESERVES	
Risk	**% of risk**	**Notional**		**% in provision**	**Notional**
A	40.4%	22,583		0% - 0.99%	173
B	48.1%	26,923		1% - 19.99%	3,417
C	3.4%	1,915		20% - 59.99%	481
D	0.9%	530		60% - 89.99%	394
E	7.1%	3,988		90% - 100%	4,110
Subtotal	**100%**	**55,939**			**8,575**
Plus:			Plus:		
Non-Classified portfolio	-	-	Aditional estimates		21
Plus:					
Excepted portfolio	0.0%	0			
Total Credit Portfolio	**100%**	**55,939**	**Total Reserves**		**8,596**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING SEPTEMBER 30 2006. WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF SEPTEMBER 30, 2006 THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES. THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON SEPTEMBER, 2006

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF SPTEMBER 30 2006 FOR $2 $4 $5 AND $41 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $1

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF SEPTEMBER 2006 FOR $19 $21 $27 $56 AND $108 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $20 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF SEPTEMBER 30 2006

MATURITY	TOTAL
1 to 7 days	1,784
8 days to 1 month	
1 to 3 months	801,096
3 to 6 months	4,206
6 to 9 months	
9 months to 1 year	
1 to 2 years	755,463
2 to 3 years	665
3 to 4 years	
4 to 5 years	
5 to 7 years	
7 to 9 years	
more than 9	
TOTAL	**1,563,214**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Interest Income	584.8	405.9	425.9	309.5	288.0	237.5
Interest Expense	431.9	268.3	276.2	154.6	149.1	113.9
FINANCIAL MARGIN	**152.9**	**137.6**	**149.7**	**155.0**	**138.8**	**123.6**
Loan Loss Provisions	39.5	36.2	14.0	42.7	30.5	32.8
RISK ADJUSTED NET INTEREST INCOME	**113.4**	**101.5**	**135.7**	**112.2**	**108.3**	**90.8**
Premiums	169.2	185.8	184.5	182.8	202.6	206.1
Comissions & Tariffs	46.6	36.3	39.0	45.5	39.2	49.7
Market-Related Income	(37.0)	(13.3)	(37.9)	114.6	64.5	(17.7)
TOTAL OPERATING INCOME	**292.3**	**310.3**	**321.2**	**455.0**	**414.6**	**328.9**
Aquisiton Cost	40.4	32.0	26.7	34.4	35.7	37.6
Contrctual obligatios & other net Cost	117.9	130.9	148.1	131.6	149.8	149.4
Policies dividends	3.2	3.6	2.7	3.6	5.5	1.8
Other Insurance & Bond reserves	1.4	2.4	2.4	2.6	2.0	4.5
Administrative Expenses	68.3	70.8	79.6	84.7	81.0	74.6
OPERATING INCOME	**61.1**	**70.6**	**61.8**	**198.1**	**140.7**	**61.0**
Other Expenses (Products)	(0.5)	(0.1)	(0.3)	0.3	(2.6)	1.4
NET INCOME BEFORES TAXES	**61.6**	**70.7**	**62.1**	**197.8**	**143.3**	**59.5**
Incurred Income Tax	30.6	52.4	(30.2)	47.1	37.3	16.8
Deferred Income Tax	(20.0)	(16.8)	(50.0)	(0.9)	14.8	26.5
NET INCOME BEFORE SUBSIDIARIES	**51.0**	**35.1**	**142.4**	**151.6**	**91.2**	**16.2**
Participated net income from subs.	30.1	10.4	17.1	(5.6)	1.2	7.1
RESULTS FROM CONTINUED OPERATION	**81.0**	**45.5**	**159.5**	**146.0**	**92.4**	**23.3**
NET INCOME	**81.0**	**45.5**	**159.5**	**146.0**	**92.4**	**23.3**
MINORITY INTEREST	**1.8**	**1.2**	**(2.3)**	**1.7**	**(1.9)**	**0.3**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Cash & due from Banks	**592.8**	**1,080.9**	**1,200.0**	**778.9**	**1,141.4**	**1,143.2**
Financial Instruments	**4,280.1**	**3,989.3**	**3,769.8**	**4,154.6**	**3,642.3**	**4,056.4**
Negotiable	2,063.6	1,766.9	1,508.7	1,903.6	1,601.4	1,950.3
For Sale	736.0	741.7	730.8	713.0	521.2	439.3
Held to Maturity	1,480.5	1,480.6	1,530.3	1,538.0	1,519.6	1,666.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.6**	**11.5**	**11.6**	**11.2**	**10.7**	**10.8**
Repos & Derivatives	**447.7**	**259.1**	**252.6**	**280.3**	**347.0**	**395.2**
Repo Operations	16.8	3.2	14.0	22.4	14.5	3.2
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	431.0	255.9	238.6	257.9	332.5	392.0
LOANS	**5,021.1**	**4,945.0**	**4,984.8**	**5,340.3**	**4,790.4**	**5,124.1**
Commercial	4,576.2	4,480.8	4,479.6	4,611.9	4,066.9	4,388.2
Interbank	57.3	60.0	102.0	244.5	243.5	217.9
Consumer	305.3	321.6	322.4	342.5	344.3	369.4
Housing	82.3	82.6	80.7	72.1	68.6	79.8
Federal Government	0.0	0.0	0.0	69.2	67.1	68.8
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**35.8**	**40.2**	**41.0**	**49.6**	**63.0**	**63.5**
TOTAL GROSS LOANS	**5,056.9**	**4,985.2**	**5,025.7**	**5,389.8**	**4,853.4**	**5,187.6**
Loan Loss Reserves	645.9	681.8	700.6	725.9	740.0	781.9
TOTAL NET LOANS	**4,411.0**	**4,303.4**	**4,325.1**	**4,664.0**	**4,113.5**	**4,405.6**
Receivables,Sundry Debtors & Adv. Payments	929.1	1,017.0	712.3	906.5	1,124.5	870.9
Fixed Assets (net)	95.2	101.2	121.4	118.4	117.0	121.5
Repossessed Assets	1.8	2.4	2.4	4.1	4.0	4.8
Permanent Equity Investments	301.0	306.1	330.7	326.0	332.8	332.0
Deferred Taxes (net)	0.0	0.0	0.0	0.1	0.0	0.0
Other assets,deferred charges & intangible	250.5	244.0	243.6	269.1	252.1	289.2
TOTAL ASSETS	**11,320.8**	**11,314.9**	**10,969.6**	**11,513.2**	**11,085.4**	**11,629.5**

LIABILITIES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
DEPOSITS	**4,717.2**	**4,020.4**	**4,290.7**	**4,629.9**	**3,700.2**	**4,335.0**
Demand Deposits	1,864.7	2,035.0	2,211.0	2,332.7	2,239.8	2,365.9
Time Deposits	108.0	94.5	154.2	2,297.2	1,460.4	1,969.2
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´ s	2,744.5	1,890.9	1,925.5	0.0	0.0	0.0
Contingency claim & Premium Reserves	**1,888.0**	**1,883.6**	**2,073.0**	**2,033.6**	**2,009.8**	**2,040.2**
INTERBANK LOANS & OTHER	80.1	270.8	172.8	246.6	101.3	120.3
REPO & DERIVATIVES OPERATIONS	**110.9**	**94.4**	**9.1**	**22.4**	**14.6**	**2.8**
Repo Operations	15.8	3.2	9.1	22.4	14.6	2.8
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	95.1	91.2	0.0	0.0	0.0	0.0
OTHER ACCOUNTS PAYABLE	**870.9**	**1,372.0**	**568.2**	**693.9**	**1,457.1**	**1,200.6**
Income tax & Employee profit sharing	82.5	123.4	69.1	60.2	87.0	109.6
Other accounts payable	788.4	1,248.6	499.1	633.7	1,370.1	1,091.0
DEFERRED TAXES	656.6	659.2	620.1	596.5	592.5	631.0
DEFERRED CREDITS	0.0	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**8,323.7**	**8,300.5**	**7,734.0**	**8,223.0**	**7,875.6**	**8,330.1**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**
Paid-in Capital	963.9	963.9	963.9	963.9	963.9	963.9
EARNED CAPITAL	**2,017.2**	**2,033.5**	**2,256.1**	**2,309.4**	**2,228.2**	**2,317.4**
Retained Earnings	1,919.9	1,903.4	1,932.8	1,724.6	1,705.2	1,995.9
Adjusments for changes in Accounting Principles	(116.6)	(129.4)	(91.6)	438.8	284.7	321.5
Net Income of the period	213.9	259.4	414.9	146.0	238.4	0.0
Minority Interest	16.0	17.0	15.6	16.9	17.7	18.1
TOTAL STOCKHOLDERS´ EQUITY	**2,997.1**	**3,014.4**	**3,235.6**	**3,290.2**	**3,209.8**	**3,299.4**
LIABILITIES & STOCKHOLDERS' EQUITY	**11,320.8**	**11,314.9**	**10,969.6**	**11,513.2**	**11,085.4**	**11,629.5**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Interest Income	342.1	267.0	260.7	188.0	160.0	162.6
Interest Expense	225.4	141.6	146.1	83.4	77.3	75.5
Financial Margin	**116.6**	**125.4**	**114.6**	**104.6**	**82.7**	**87.2**
Loan Loss Provisions	39.4	36.3	14.0	42.7	30.5	32.8
Risk Adjusted Net Interest Income	**77.3**	**89.1**	**100.6**	**61.9**	**52.2**	**54.3**
Comissions and Fees	40.6	28.5	17.3	35.4	35.7	42.5
Market-Related Income	(58.3)	(80.5)	(43.7)	27.8	31.2	(58.7)
Operating Revenues	**59.6**	**37.1**	**74.2**	**125.1**	**119.1**	**38.1**
Non-Interest Expense	53.1	45.6	41.0	39.1	46.5	40.6
Operating Income	**6.5**	**(8.6)**	**33.2**	**86.1**	**72.6**	**(2.5)**
Other Income (Expenses)	0.2	(0.2)	0.0	0.0	0.0	0.0
Earnings Before Taxes	**6.7**	**(8.7)**	**33.2**	**86.1**	**72.6**	**(2.5)**
Incurred Income Tax & Profit Sharing	30.8	24.4	(43.9)	21.9	15.9	11.3
Deferred Income Tax	(26.1)	(0.6)	(28.3)	(17.7)	14.3	9.3
Net Income before Subsidiaries' Net Income	**2.0**	**(32.5)**	**105.4**	**81.9**	**42.4**	**(23.2)**
Subsidiaries' Net Income	26.5	7.2	14.4	(6.2)	2.9	4.0
Continous Operations' Net Income	**28.6**	**(25.3)**	**119.8**	**75.6**	**45.3**	**(19.2)**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.0)	(0.0)	0.2	(0.1)	(0.0)	(0.4)
Net Income	**28.5**	**(25.3)**	**120.0**	**75.5**	**45.2**	**(19.6)**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Cash & Due From Banks	**602.1**	**1,091.6**	**1,208.1**	**783.5**	**1,145.5**	**1,152.1**
Financial Instruments	**1,294.4**	**912.4**	**643.6**	**958.3**	**556.1**	**801.5**
Negotiable	979.8	608.4	339.3	667.8	271.5	524.7
For Sale	0.2	0.2	0.0	0.0	0.0	0.0
Held to Maturity	314.4	303.9	304.3	290.5	284.6	276.9
Repos & Derivatives	**440.4**	**258.8**	**247.7**	**261.5**	**335.5**	**394.3**
Repo Operations	8.2	0.0	4.9	0.0	0.0	0.0
Derivatives	432.2	258.8	242.8	261.5	335.5	394.3
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**5,164.2**	**5,085.1**	**5,185.7**	**5,511.4**	**4,889.0**	**5,250.1**
Commercial	4,719.3	4,620.9	4,680.5	4,783.0	4,165.5	4,514.2
Interbank	57.3	60.0	102.0	244.5	243.5	217.9
Consumer	305.3	321.6	322.4	342.5	344.3	369.4
Housing	82.3	82.6	80.7	72.1	68.6	79.8
Federal Government	0.0	0.0	0.0	69.2	67.1	68.8
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**35.8**	**40.2**	**41.0**	**49.6**	**63.0**	**63.5**
Total Gross Loans	**5,200.0**	**5,125.3**	**5,226.7**	**5,561.0**	**4,952.0**	**5,313.5**
Preventive Provision for Credit Risks	**645.8**	**681.7**	**700.6**	**725.8**	**739.9**	**781.9**
Total Net Loans	**4,554.2**	**4,443.6**	**4,526.1**	**4,835.1**	**4,212.1**	**4,531.6**
Receivables & Sundry Debtors	548.6	655.5	159.1	429.0	630.8	402.3
Fixed Assets (net)	34.3	33.7	36.7	38.5	38.1	39.1
Repossessed Property	1.8	2.4	2.4	4.1	4.0	4.8
Permanent Equity Investments	250.5	254.2	274.7	270.8	270.9	268.1
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	71.7	51.0	46.6	84.3	53.8	49.7
TOTAL ASSETS	**7,797.9**	**7,703.1**	**7,145.0**	**7,665.2**	**7,246.7**	**7,643.6**

LIABILITIES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Deposits	**4,729.7**	**4,030.2**	**4,349.7**	**4,648.8**	**3,704.8**	**4,344.0**
Demand Deposits	1,877.1	2,044.4	2,269.5	2,350.8	2,244.1	2,374.7
Time Deposits	108.1	94.9	154.2	134.1	89.3	91.7
Bank Bonds	0.0	0.0	0.0	0.0	0.0	4.6
MTN's	2,744.5	1,890.9	1,926.0	2,163.9	1,371.3	1,873.0
Interbank Loans & Other	217.8	398.9	201.1	225.0	181.2	142.2
Repo Operations	7.1	0.0	0.0	0.0	0.2	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	95.1	91.9	0.0	0.0	0.0	0.0
Other Accounts Payable	479.1	922.8	256.8	450.5	1,079.4	853.9
Income Tax & Employee Profit Sharing	50.4	73.1	25.9	20.3	33.2	42.8
Deferred Taxes	273.6	272.7	248.3	225.7	231.6	247.4
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,852.8**	**5,789.7**	**5,081.9**	**5,570.4**	**5,230.4**	**5,630.4**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**957.9**	**926.2**	**1,076.0**	**1,107.7**	**1,029.3**	**1,026.0**
Capital Reserves	242.8	242.8	242.8	242.8	242.8	242.8
Retained Earnings	1,126.0	1,126.0	1,126.0	1,126.0	1,126.0	1,126.0
Adjustment for Changes on Accounting Principles	(511.6)	(518.0)	(488.9)	(340.5)	(464.7)	(449.4)
Net income of the period	97.5	72.2	192.2	75.5	120.7	101.1
Minority Interest	3.1	3.2	3.8	3.8	4.3	5.4
Total Stockholders' Equity	**1,945.1**	**1,913.3**	**2,063.1**	**2,094.9**	**2,016.4**	**2,013.2**
LIABILITIES & STOCKHOLDERS' EQUITY	**7,797.9**	**7,703.1**	**7,145.0**	**7,665.2**	**7,246.7**	**7,643.6**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Revenue	**168.2**	**195.6**	**198.2**	**231.7**	**180.0**	**255.7**
Premiums	155.0	173.2	180.2	177.8	136.3	248.6
Investments Net.	13.2	22.4	17.9	53.9	43.7	7.1
Expenses and Claims	**152.4**	**164.0**	**177.8**	**174.8**	**155.2**	**229.7**
Claims and Other Contractual Obligations	96.3	109.3	123.4	107.0	119.8	135.8
Acquisition Cost	39.4	31.9	27.0	34.4	10.1	63.2
Policies Dividends	3.2	3.6	2.7	3.6	5.5	1.8
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.0
Operating Expenses	13.5	19.3	24.7	29.8	19.9	28.9
Income Before Subsidiaries Results	**15.8**	**31.6**	**20.4**	**57.0**	**24.7**	**26.0**
Subsidiaries Result	0.9	0.2	(0.6)	(0.1)	0.1	0.0
Income Before Taxes	**16.7**	**31.8**	**19.8**	**56.9**	**24.8**	**26.0**
Income tax	(3.2)	5.5	10.1	13.2	0.4	4.6
Deferred Income tax	1.0	2.2	(7.1)	12.5	1.8	9.6
Net income	**18.9**	**24.1**	**16.8**	**31.1**	**22.6**	**11.8**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Investments	**1,318.3**	**1,352.1**	**1,330.6**	**1,377.2**	**1,419.7**	**1,451.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**718.9**	**746.1**	**728.5**	**757.4**	**946.4**	**971.4**
Fixed Income	718.7	746.1	728.5	757.4	946.4	971.4
Equity	0.1	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**525.4**	**527.6**	**521.5**	**540.0**	**392.5**	**307.9**
Fixed Income	341.4	337.4	317.8	373.7	221.7	103.7
Equity	184.0	190.2	203.7	166.3	170.8	204.3
Held to Maturity Investments	0.0	0.0	0.0	0.0	0.0	91.0
Investments on Real Estate for Leasing	11.6	11.5	11.6	11.2	10.7	10.8
Investments on Subsidiaries	11.2	11.3	10.9	10.9	11.7	11.0
Loans on policies	51.2	55.6	58.1	57.7	58.4	59.5
Cash	(3.0)	(2.0)	48.3	11.5	(2.9)	(1.6)
Interest Debtors	2.6	2.1	0.9	1.6	1.0	2.8
Premium debtors & Receivable	167.9	164.9	224.1	200.2	199.2	191.0
Reinsurers and receivable	**71.9**	**62.2**	**179.2**	**135.9**	**148.5**	**138.2**
Benefitts and claims	31.6	28.5	122.7	80.7	78.8	70.1
Policies reserves	40.3	33.8	56.5	55.2	69.8	68.1
Deferred Aquisition cost	63.5	63.4	68.3	66.5	67.8	70.3
Fixed Assets, net	43.4	43.6	48.4	47.3	47.3	49.9
Other assets	85.8	91.1	89.5	86.0	81.3	84.9
Total assets	**1,750.3**	**1,777.4**	**1,989.2**	**1,926.2**	**1,962.0**	**1,987.1**

LIABILITIES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Technical reserves	**839.4**	**821.5**	**973.4**	**942.3**	**958.8**	**953.1**
Unearned premium reserve, claims pending for paid, life & hea	405.7	397.6	400.6	414.3	410.2	407.8
Pending claims reserve, accidents & casualties and health	136.2	128.9	220.7	183.7	184.9	183.8
Other insurances fund	69.5	70.9	73.5	73.2	75.3	77.0
Unearned premiums reserve of accident & casualty, and healtl	228.0	224.1	278.7	271.2	288.4	284.5
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**28.1**	**29.5**	**57.4**	**27.1**	**45.1**	**29.9**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	28.0	29.4	57.4	27.0	45.0	29.9
Deferred taxes	258.2	267.0	263.8	262.4	263.0	278.4
Income tax & profit sharing	7.6	14.3	16.1	20.9	19.1	25.0
Value Added Tax	22.9	22.5	29.3	25.5	26.0	21.5
Other labilities	98.6	102.2	105.3	99.6	102.4	113.4
Total liabilities	**1,254.7**	**1,257.0**	**1,445.3**	**1,377.8**	**1,414.4**	**1,421.3**
STOCKHOLDERS' EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	87.0	88.3	91.4	73.8	75.3	85.3
Net Income	41.4	65.5	82.3	31.1	53.7	65.5
Retained earnings	332.2	329.0	342.9	410.3	393.3	380.1
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	36.4	38.9	28.6	34.5	26.6	36.1
Gain on valuation of real estate	59.3	59.3	59.3	59.3	59.3	59.3
Total stockholders equity	**495.6**	**520.4**	**543.9**	**548.4**	**547.6**	**565.7**
Total liabilities and stockholders equity	**1,750.3**	**1,777.4**	**1,989.2**	**1,926.2**	**1,962.0**	**1,987.1**

PENSIONES INBURSA
Income Statement
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Revenue	**34.9**	**45.0**	**3.3**	**51.7**	**44.6**	**26.4**
Premiums	5.3	2.1	(6.0)	(4.7)	9.2	(5.6)
Investments Net.	29.6	42.9	9.3	56.4	35.4	32.0
Expenses and Claims	**15.7**	**21.3**	**24.0**	**23.0**	**20.3**	**22.0**
Claims and Other Contractual Obligations	17.0	17.3	18.0	18.2	17.3	17.5
Acquisition Cost	1.0	1.4	1.5	0.7	0.2	0.0
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	1.4	2.4	2.4	2.6	2.0	2.7
Operating Expenses	(3.7)	0.3	2.1	1.5	0.8	1.7
Income Before Taxes	**19.2**	**23.7**	**(20.7)**	**28.7**	**24.3**	**4.4**
Income tax	(1.2)	17.6	(1.4)	2.5	15.1	(5.5)
Deferred Income tax	0.3	(15.1)	(14.4)	6.9	(7.3)	7.1
Net Income	**20.2**	**21.2**	**(4.9)**	**19.4**	**16.5**	**2.8**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Investments	**1,538.3**	**1,602.6**	**1,641.5**	**1,652.3**	**1,523.1**	**1,596.1**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**208.6**	**238.0**	**239.1**	**244.0**	**166.7**	**174.7**
Fixed Income	43.5	73.1	71.6	78.4	4.9	8.1
Equity	165.1	164.8	167.6	165.6	161.8	166.6
Investements for Sale	**163.5**	**188.4**	**177.6**	**161.5**	**120.9**	**121.4**
Fixed Income	161.9	186.4	175.1	158.9	118.3	118.2
Equity	1.6	2.0	2.4	2.6	2.6	3.2
Held to Maturity Investments	1,166.1	1,176.8	1,226.1	1,247.5	1,235.0	1,299.0
Derivatives	(1.3)	(2.1)	(4.2)	(3.6)	(2.9)	(2.3)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	1.3	1.6	3.0	3.0	3.6	3.3
Guarantee investments	0.0	0.0	0.0	0.0	(0.2)	0.0
Cash	5.5	0.5	0.9	1.3	2.1	1.1
Interest Debtors	28.6	19.0	32.3	18.8	25.4	13.6
Premium debtors & Receivable	35.6	33.9	31.7	37.8	32.1	32.4
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	3.3	3.4	3.6	3.4	3.7	3.9
Other assets	12.8	17.4	21.5	12.3	20.7	48.9
Total assets	**1,624.2**	**1,676.8**	**1,731.4**	**1,725.9**	**1,607.0**	**1,696.1**

LIABILITIES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Technical reserves	**1,044.6**	**1,057.4**	**1,094.1**	**1,084.3**	**1,043.3**	**1,077.3**
Unearned premium reserve, claims pending for paid, life & health	1,017.0	1,029.7	1,065.3	1,055.8	1,016.2	1,049.4
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.4	0.1	0.2	0.3	0.0	0.0
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	27.3	27.6	28.5	28.2	27.1	27.9
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	114.0	107.4	94.2	99.3	88.5	90.7
Income tax & profit sharing	6.2	15.3	14.1	2.7	17.1	19.4
Value Added Tax	(0.3)	(0.8)	(1.1)	(1.3)	(1.3)	(1.4)
Other labilities	147.5	158.3	182.2	180.8	94.1	133.5
Total liabilities	**1,312.1**	**1,337.6**	**1,383.4**	**1,365.8**	**1,241.7**	**1,319.6**
STOCKHOLDERS´ EQUITY						
Paid in capital	115.0	115.0	115.0	115.0	115.0	115.0
Other reserves	2.3	3.3	2.1	2.2	0.7	0.8
Net Income	49.0	70.2	65.3	19.4	35.9	38.7
Retained earnings	192.9	199.9	214.3	279.0	278.4	279.6
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(59.9)	(62.9)	(60.5)	(68.5)	(78.0)	(70.3)
Minority Interest	12.8	13.8	11.8	13.0	13.3	12.7
Total stockholders equity	**312.1**	**339.2**	**348.0**	**360.1**	**365.3**	**376.5**
Total liabilities and stockholders equity	**1,624.2**	**1,676.8**	**1,731.4**	**1,725.9**	**1,607.0**	**1,696.1**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Earnings from Investment Sales	0.1	0.1	0.1	0.1	0.0	0.0
Asset Management Income	4.8	5.2	5.5	5.9	5.7	6.1
Earnings form Interest	0.4	0.1	0.3	(0.2)	0.0	0.1
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.4**	**5.4**	**5.9**	**5.8**	**5.8**	**6.2**
General Expenses	0.2	0.2	0.2	3.1	2.7	2.8
Total expenses	**0.2**	**0.2**	**0.2**	**3.1**	**2.7**	**2.8**
Earnings Before Taxes	**5.2**	**5.2**	**5.7**	**2.7**	**3.0**	**3.3**
Incurred Income Tax & Profit Sharing	1.4	1.5	1.6	0.9	0.8	1.0
Defferred Income Tax	0.8	0.6	0.9	(0.1)	(0.0)	0.9
Net Income Before Deferred Accounts	**3.0**	**3.1**	**3.2**	**1.8**	**2.2**	**1.5**
Earnings from subsidiaries	2.4	2.1	3.8	0.0	(0.2)	3.3
Unadjusted for monetary position result	**5.3**	**5.2**	**7.0**	**1.9**	**2.1**	**4.7**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**5.3**	**5.2**	**7.0**	**1.9**	**2.1**	**4.7**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	(0.0)	0.0	0.0
Negotiable Instruments	6.2	9.9	7.1	8.9	5.0	9.0
Sundry Debtors	3.9	1.7	1.9	2.0	2.2	2.6
Permanent investments	39.1	41.2	45.6	44.6	42.9	47.3
Receivable Taxes	0.0	3.6	0.0	0.9	2.6	3.2
TOTAL ASSETS	**49.1**	**56.3**	**54.6**	**56.5**	**52.8**	**62.0**
LIABILITIES						
Sundry Creditors	0.0	0.0	0.0	1.6	0.9	2.1
Payable Taxes	3.1	4.6	1.2	0.9	2.0	3.2
Deferred Income Tax	4.7	5.3	6.4	6.1	5.9	6.9
TOTAL LIABILITIES	**7.9**	**10.0**	**7.6**	**8.7**	**8.8**	**12.2**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	51.2	51.2	31.3	53.5	53.5	53.5
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	9.0	14.2	21.1	1.9	3.9	8.7
Forex effect on Stockholders´equity	(20.5)	(20.6)	(7.0)	(9.2)	(15.0)	(13.9)
TOTAL STOCKHOLDERS´ EQUITY	**41.3**	**46.4**	**47.0**	**47.8**	**44.0**	**49.8**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**49.1**	**56.3**	**54.6**	**56.5**	**52.8**	**62.0**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Revenue	**10.8**	**12.7**	**11.7**	**22.5**	**10.6**	**11.9**
Premiums	9.4	10.9	10.6	10.1	9.8	11.3
Investments Net.	0.4	0.2	0.5	0.4	0.3	0.2
Earnings (losses) realized on investments	1.0	1.5	0.6	12.0	0.6	0.4
Benefitts, Expenses and Claims	**5.1**	**3.6**	**5.4**	**6.3**	**5.6**	**3.8**
Benefitts, Claims and Adjustments	4.6	4.3	6.7	6.4	4.9	3.8
Acquisition Cost	0.0	(1.2)	(1.8)	(0.7)	0.1	(0.4)
Operating Expenses	0.5	0.5	0.6	0.5	0.5	0.3
Income Before Taxes	**5.7**	**9.1**	**6.3**	**16.2**	**5.0**	**8.1**
Income tax	1.4	1.7	2.6	2.9	3.3	3.1
Deferred Income tax	3.5	(4.6)	(1.8)	1.6	(0.1)	1.4
Net income	**0.8**	**12.1**	**5.5**	**11.7**	**1.8**	**3.6**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Investments	**94.5**	**77.7**	**83.4**	**88.0**	**87.3**	**92.2**
Negotiable Investments	**40.9**	**45.5**	**45.3**	**71.4**	**71.1**	**76.1**
Fixed Income	40.9	45.5	45.3	71.4	75.4	80.4
Equity	0.0	0.0	0.0	0.0	(4.3)	(4.3)
Investements for Sale	**46.9**	**25.5**	**32.1**	**11.5**	**7.9**	**10.0**
Fixed Income	21.8	14.0	4.1	3.9	5.9	6.4
Equity	25.0	11.5	28.0	7.6	2.0	3.6
Loans on policies	6.8	6.7	6.0	5.1	8.2	6.1
Cash	0.3	0.1	0.3	0.3	0.4	0.1
Premium debtors & Receivable	8.4	8.4	9.9	8.6	9.7	11.8
Reinsurers and receivable	**4.1**	**4.9**	**5.7**	**6.2**	**6.2**	**6.2**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	4.1	4.9	5.7	6.2	6.2	6.2
Deferred Aquisition cost	(2.0)	(1.4)	(1.5)	(1.6)	(1.7)	(1.5)
Fixed Assets, net	1.8	1.9	1.9	1.9	2.1	2.2
Other assets	(0.4)	0.3	2.2	4.3	11.3	14.4
Total assets	**106.8**	**91.9**	**101.9**	**107.7**	**115.3**	**125.4**

LIABILITIES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Technical reserves	**4.0**	**4.7**	**5.5**	**7.0**	**7.7**	**9.9**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	3.9	4.6	5.4	6.9	7.6	9.8
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.7**	**1.1**	**0.7**	**0.9**	**2.0**	**1.5**
Retained deposits	0.5	0.5	0.5	0.5	0.6	0.4
Reinsurance premiums and payable	1.2	0.6	0.1	0.4	1.4	1.1
Income tax & profit sharing	9.4	7.9	6.6	5.4	5.3	6.0
Value Added Tax	1.6	1.7	1.7	1.8	1.9	2.2
Other labilities	4.9	6.4	9.3	11.0	13.9	16.8
Total liabilities	**21.5**	**21.9**	**23.8**	**26.1**	**30.8**	**36.4**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	13.4	7.1	7.1	4.6	5.5	5.5
Net Income	3.2	15.2	20.7	11.7	13.5	17.0
Retained earnings	58.5	38.0	40.6	55.5	53.6	54.7
Acummulated Deferred Taxes	(3.6)	(3.6)	(3.7)	(3.6)	(1.5)	(1.5)
Others	2.8	2.3	2.3	2.3	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**85.2**	**70.0**	**78.1**	**81.5**	**84.5**	**89.1**
Total liabilities and stockholders equity	**106.8**	**91.9**	**101.9**	**107.7**	**115.3**	**125.4**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Earnings from management and custody	0.0	0.0	(0.0)	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	2.5	2.3	2.5
Interest Income	(0.1)	0.1	0.6	(0.0)	0.2	(0.0)
Comissions	7.2	9.6	25.4	12.7	6.2	9.9
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	4.9	4.7	5.3	(0.4)	3.8	18.0
Subsidiaries' Net Income	0.2	0.4	0.2	0.2	0.2	0.2
Other Income	0.0	0.0	0.1	0.1	0.1	0.1
Total Earnings	**12.2**	**14.9**	**31.5**	**15.0**	**12.9**	**30.6**
Interest expenses	0.0	0.0	0.4	0.0	0.1	(0.0)
Comissions and Fees	0.9	1.5	3.2	0.7	0.9	0.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	4.3	4.6	4.1	7.8	3.8	3.8
Contingency Fund	0.0	0.0	0.0	0.1	0.1	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.2	1.6	5.9	5.5	1.6	2.5
Incurred Employee Profit Sharing	0.0	1.3	(1.3)	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	0.6	(0.6)	2.0	(3.9)	0.7	4.1
Total Expenses	**7.2**	**8.5**	**14.4**	**10.2**	**7.3**	**11.5**
NET INCOME	**5.1**	**6.4**	**17.1**	**4.9**	**5.6**	**19.1**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Cash & Banks	0.0	0.0	0.0	0.0	0.0	0.1
Financial Instruments	**105.6**	**114.4**	**133.3**	**133.8**	**131.4**	**155.2**
Negotiable	105.6	114.4	133.3	133.8	131.4	155.2
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	8.5	2.5	9.1	22.4	14.5	3.2
Other accounts receivable	0.3	0.3	0.5	2.3	1.4	3.4
Fixed assets,net	2.4	2.3	2.4	2.4	2.5	2.7
Permanent equity investments	4.6	3.8	3.8	4.0	4.0	4.4
Other Assets	12.2	13.3	10.4	11.8	15.7	18.6
TOTAL ASSETS	**133.5**	**136.6**	**159.6**	**176.8**	**169.5**	**187.4**
LIABILITIES						
Repo Operations	8.7	2.5	9.1	22.4	14.5	2.8
Other Account Payable	**8.9**	**11.2**	**7.7**	**14.0**	**13.3**	**16.1**
Income Tax & Employee profit sharing provision	5.5	7.4	4.4	9.7	10.0	12.6
Sundry creditors & other accounts payable	3.4	3.8	3.3	4.2	3.3	3.5
Deferred taxes	6.0	6.7	7.5	2.9	3.4	7.6
Total Liabilities	**23.6**	**20.4**	**24.3**	**39.3**	**31.2**	**26.5**
STOCKHOLDERS´ EQUITY						
Paid-in capital	31.8	31.8	31.8	31.8	31.8	31.8
Earned Capital	78.1	84.4	103.5	105.6	106.5	129.1
Capital reserves	9.3	9.3	9.3	9.3	9.3	9.3
Retained earnings	54.3	54.3	54.3	85.8	85.8	85.8
Net icome	8.0	14.5	31.5	4.9	10.4	29.6
Forex effect on Stockholders´equity	6.4	6.2	8.3	5.6	0.9	4.4
Total Stockholders' Equity	**109.9**	**116.2**	**135.4**	**137.4**	**138.3**	**161.0**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**133.5**	**136.6**	**159.6**	**176.8**	**169.5**	**187.4**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of September 30, 2006

(MM Ps.)	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Jan-Sep 2006	Acumulated Jan-Sep 2005
Interest Income	4,512.0	4,362.9	4,531.2	4,064.7	3,183.4	3,627.8	10,875.9	12,873.4
Interest Expense	(3,501.4)	(3,539.5)	(3,353.9)	(2,852.3)	(2,214.1)	(2,595.5)	(7,661.9)	(10,127.9)
Monetary Position	(55.6)	(133.4)	(328.6)	(252.2)	32.2	(265.7)	(485.7)	(327.6)
FINANCIAL MARGIN	**955.1**	**690.0**	**848.8**	**960.2**	**1,001.5**	**766.6**	**2,728.3**	**2,417.8**
Loan Loss Provisions	448.2	404.3	150.9	442.5	350.6	356.7	1,149.8	1,169.7
RISK ADJUSTED NII	**506.9**	**285.7**	**697.9**	**517.7**	**650.9**	**409.9**	**1,578.5**	**1,248.1**
Comissions & Tariffs	290.2	431.0	570.7	486.7	437.6	514.7	1,439.0	1,120.0
Market-Related Income	(253.4)	(286.1)	(347.8)	319.7	416.5	(450.0)	286.3	173.2
TOTAL OPERATING INCOME	**543.7**	**430.6**	**920.8**	**1,324.0**	**1,505.1**	**474.6**	**3,303.7**	**2,541.4**
Administrative Expenses	483.3	603.8	631.8	649.6	704.2	619.4	1,973.1	1,546.7
OPERATING INCOME	**60.4**	**(173.2)**	**289.1**	**674.5**	**800.9**	**(144.8)**	**1,330.6**	**994.7**
Other Expenses (Products)	(96.0)	(40.2)	(29.8)	(68.2)	(181.7)	(85.7)	(335.6)	(160.7)
NET INCOME BEFORES TAXES	**156.5**	**(133.0)**	**318.9**	**742.7**	**982.6**	**(59.1)**	**1,666.2**	**1,155.4**
Income Tax & Employee profit sharing	369.2	280.8	(423.7)	286.3	187.0	138.0	611.3	926.6
Deferred Taxes	(252.7)	(308.3)	586.3	(75.0)	180.2	(192.5)	(87.3)	(449.6)
NET INCOME BEFORE SUBSIDIARIES	**40.0**	**(105.4)**	**156.3**	**531.4**	**615.4**	**(4.6)**	**1,142.2**	**678.4**
Participated net income from subs.	714.1	550.8	211.8	528.0	483.1	328.6	1,339.7	1,909.9
RESULTS FROM CONTINUED OPERATION	**754.1**	**445.4**	**368.1**	**1,059.5**	**1,098.5**	**324.0**	**2,481.9**	**2,588.4**
Extraordinary Income	0.0	0.0	29.0	0.0	0.0	0.0	0.0	0.0
NET INCOME	**754.1**	**445.4**	**397.1**	**1,059.5**	**1,098.5**	**324.0**	**2,481.9**	**2,588.4**
MINORITARY INTEREST	**0.2**	**(0.0)**	**(2.8)**	**0.0**	**1.7**	**4.0**	**5.8**	**3.1**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of September 30, 2006

ASSETS	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
Cash & due from Banks	**6,812.7**	**12,260.8**	**13,164.8**	**8,664.2**	**13,145.4**	**12,666.2**
Financial Instruments	**15,960.0**	**11,698.3**	**8,717.0**	**12,408.4**	**8,054.6**	**11,057.2**
Negotiable	12,399.5	8,282.9	5,401.6	9,193.4	4,788.5	8,013.5
For Sale	1.9	1.9	0.0	0.0	0.0	0.0
Held to Maturity	3,558.5	3,413.5	3,315.5	3,215.0	3,266.2	3,043.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**5,081.8**	**2,934.7**	**4,114.4**	**5,022.2**	**7,396.4**	**6,248.7**
port Repo Operations	189.6	36.1	155.1	497.4	338.1	50.6
ırést Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
·os c Derivatives	4,892.2	2,898.6	3,959.4	4,524.9	7,058.2	6,198.2
LOANS	**58,398.7**	**56,988.7**	**56,229.9**	**60,721.3**	**55,892.0**	**57,518.8**
Commercial	53,363.2	51,774.7	50,724.8	52,660.8	47,589.7	49,428.9
Interbank	648.2	673.9	1,111.6	2,706.2	2,794.3	2,395.0
Consumer	3,455.4	3,612.7	3,513.6	3,790.5	3,950.5	4,061.5
Housing	931.9	927.3	879.8	797.8	787.3	876.9
Federal Government	0.0	0.0	0.0	766.1	770.1	756.5
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**405.8**	**451.6**	**446.3**	**548.8**	**723.5**	**697.9**
TOTAL GROSS LOANS	**58,804.4**	**57,440.3**	**56,676.1**	**61,270.1**	**56,615.5**	**58,216.7**
Loan Loss Reserves	7,311.0	7,657.7	7,633.8	8,032.6	8,491.4	8,596.0
TOTAL NET LOANS	**51,493.4**	**49,782.6**	**49,042.3**	**53,237.5**	**48,124.1**	**49,620.7**
Receivables,Sundry Debtors & Adv. Payments	6,234.5	7,387.9	1,760.9	4,779.2	7,289.7	4,472.5
Fixed Assets (net)	657.0	719.7	873.2	867.6	869.0	863.2
Repossessed Assets	20.6	26.4	26.3	45.0	46.3	52.2
Permanent Equity Investments	9,107.9	9,627.4	9,814.6	10,403.4	10,829.7	10,996.5
Deferred Taxes (net)	0.0	0.0	0.0	1.3	0.3	0.2
Other assets,deferred charges & intangible	948.0	742.0	613.5	1,043.2	799.9	759.1
TOTAL ASSETS	**96,315.8**	**95,179.8**	**88,127.0**	**96,472.0**	**96,555.4**	**96,736.6**

LIABILITIES	Jun-05	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06
DEPOSITS	**53,526.9**	**45,262.6**	**47,382.2**	**51,426.9**	**42,503.6**	**47,751.8**
Demand Deposits	21,241.2	22,961.5	24,720.5	26,005.3	25,744.5	26,103.8
Time Deposits	32,285.7	22,301.1	22,661.7	25,421.5	16,759.1	21,648.0
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,473.3	4,486.8	2,197.1	2,493.9	2,082.4	1,566.0
	1,255.2	**1,060.4**	**1,415.3**	**2,128.4**	**3,548.7**	**1,910.2**
Repo Operations	179.2	36.4	155.0	497.2	339.9	46.8
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,076.0	1,024.0	1,260.2	1,631.2	3,208.7	1,863.4
OTHER ACCOUNTS PAYABLE	**6,139.1**	**11,380.3**	**3,191.6**	**5,388.1**	**12,978.3**	**10,090.2**
Income tax & Employee profit sharing	663.8	955.6	344.0	338.2	511.1	635.4
Other accounts payable	5,475.2	10,424.7	2,847.6	5,050.0	12,467.2	9,454.7
DEFERRED TAXES	769.5	454.6	1,004.8	922.9	1,104.4	894.9
DEFERRED CREDITS	0.9	0.9	1.0	0.9	0.9	1.0
TOTAL LIABILITIES	**64,164.8**	**62,645.5**	**55,192.0**	**62,361.2**	**62,218.3**	**62,214.1**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**13,980.2**	**13,940.7**	**13,917.4**	**13,961.2**	**13,971.8**	**13,888.0**
Paid-in Capital	13,367.7	13,329.9	13,307.7	13,349.5	13,359.6	13,279.6
Share Subscription Premium	612.5	610.8	609.7	611.7	612.1	608.5
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**18,136.1**	**18,558.9**	**18,977.3**	**20,107.9**	**20,316.8**	**20,576.1**
Capital Reserves	2,843.5	2,835.5	2,830.7	2,839.6	2,841.8	2,824.7
Retained Earnings	24,645.0	24,575.3	24,534.3	27,606.1	26,714.5	26,554.4
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,163.6)	(1,137.6)	(1,090.5)	(1,081.5)	(1,073.2)	(1,018.7)
Surplus (deficit) from Equity Restatement	(10,328.8)	(10,299.5)	(10,282.3)	(10,314.7)	(10,322.5)	(10,260.6)
Net Income of the period	2,139.9	2,585.3	2,985.2	1,058.4	2,156.2	2,476.2
Minority Interest	34.7	34.7	40.3	41.7	48.5	58.4
TOTAL STOCKHOLDERS´ EQUITY	**32,151.0**	**32,534.3**	**32,935.0**	**34,110.8**	**34,337.1**	**34,522.5**
LIABILITIES & STOCKHOLDERS' EQUITY	**96,315.8**	**95,179.8**	**88,127.0**	**96,472.0**	**96,555.4**	**96,736.6**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM of constant pesos as of September 30, 2006

CUSTOMER POSITION ACCOUNTS	Sep-06
CUSTOMER CURRENT ACCOUNTS	**(38.0)**
Customer bank balances	1.0
Custumer transaction liquidations	(39.0)
Client loans	
CUSTOMER SECURITIES	**1,198,138.0**
Assets in custody or under administration	1,196,544.0
Assets received in guarantee	1,594.0
TRANSACTIONS ON BEHALF OF CUSTOMERS	**54,907.0**
Customer Repos	54,907.0
Customer Securities Loans	
Purchase of Derivatives	
TOTAL CUSTOMER POSITION	**1,253,007.0**

COMPANY POSITION ACCOUNTS	Sep-06
REGISTRY ACCOUNTS	**1,206,478.0**
Guarantees granted	2,489.0
Assets under trust	222,943.0
Assets under custody or administration	978,989.0
Irrevocable lines of credit granted	
Shares held in custody	1,706.0
Other contingent obligations	351.0
REPO OPERATIONS	
	(17.0)
Receivables on repurchase agreements	88,631.0
Reporchase agreement creditors	(88,648.0)
	20.0
Repurchase agreement debtors	88,968.0
Payables on repurchase agreements	(88,948.0)
TOTAL OWN POSITION	**1,206,481.0**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2006

(MM PS)

	Sep-06
OPERATING ACTIVITIES	
Net Income	2,476
Subsidiaries' Income	(1,340)
Depreciation & Amortization	117
Loan Loss Reserves	1,150
Valuation Result	(643)
Deferred taxes	(87)
	1,673
Cash increase (decrease) from funding	470
Cash increase (decrease) from Loan Portfolio	(1,832)
Cash increase (decrease) from Trading Operation	(1,716)
Cash increase (decrease) from Derivative Financial Instruments	(1,645)
Cash increase (decrease) in Accounts Payable-Recivable	3,996
Banking Loans & Other Financial Institutions	(627)
	(1,354)
Cash flow from operating activities	**319**
Financing Activities	
Increase (decrease) of Stocholders' Equity	
Dividend payment	(908)
Spin-Off	
Cash Flow From Financing Activities	**(908)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	117
Decrease of deferred loans	
Decrease on personnel loans	
Cash Flow From Investment Activities	**117**
Net Increase in Cash	**(472)**
Cash at beginning of the period	**13,137**
Cash at end of period	**12,665**

BANCO INBURSA

Consolidated Income Statement

MM of constant pesos as of September 30, 2006	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Sep '06	Acumulated Sep '05
Interest Income	3,380.7	3,260.3	3,076.9	2,987.8	2,653.4	2,261.3	7,902.4	9,628.5
Interest Expense	2,256.4	2,201.0	1,979.5	1,861.7	1,725.3	1,360.8	4,947.8	6,507.3
Monetary Position	(51.9)	(123.4)	(303.4)	(232.5)	28.9	(240.5)	(444.1)	(304.0)
Financial Margin	**1,072.5**	**936.0**	**794.1**	**893.6**	**956.9**	**660.0**	**2,510.5**	**2,817.1**
Loan Loss Provisions	447.2	405.5	150.9	442.4	350.5	356.7	1,149.6	1,169.6
Risk Adjusted Net Interest Income	**625.3**	**530.5**	**643.2**	**451.2**	**606.4**	**303.3**	**1,360.9**	**1,647.5**
Comissions and Fees	218.3	340.6	324.4	357.2	376.2	418.7	1,152.1	888.5
Market-Related Income	(497.0)	(648.4)	(407.2)	332.3	370.0	(641.1)	61.2	(553.7)
Operating Revenues	**346.6**	**222.7**	**560.4**	**1,140.7**	**1,352.7**	**80.9**	**2,574.2**	**1,982.3**
Non-Interest Expense	411.1	528.4	551.9	522.6	626.6	542.8	1,692.0	1,325.9
Operating Income	**(64.5)**	**(305.7)**	**8.5**	**618.1**	**726.1**	**(462.0)**	**882.2**	**656.4**
Other Income (Expenses)	79.8	21.7	3.6	50.5	158.8	64.1	273.3	110.4
Earnings Before Taxes	**15.4**	**(284.0)**	**12.1**	**668.5**	**884.9**	**(397.9)**	**1,155.6**	**766.8**
Incurred Income Tax & Profit Sharing	336.4	243.4	(510.9)	215.7	166.4	85.7	467.8	824.0
Deferred Income Tax	(269.8)	(323.4)	568.9	(29.5)	173.0	(247.6)	(104.0)	(482.0)
Net Income Before Subsidiaries' Net Income	**(51.2)**	**(203.9)**	**(45.8)**	**482.4**	**545.5**	**(236.1)**	**791.8**	**424.9**
Subsidiaries' Net Income	305.0	76.0	149.6	(68.4)	32.3	47.2	11.2	502.5
Continous Operations' Net Income	**253.7**	**(127.9)**	**103.8**	**414.0**	**577.8**	**(188.9)**	**803.0**	**927.4**
Discontinued Operations & Extraordinary Items	0.0	0.0	29.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.2)	0.0	2.8	(1.1)	2.8	(7.5)	(5.8)	(3.0)
Net Income	**253.5**	**(127.9)**	**135.6**	**412.9**	**580.6**	**(196.3)**	**797.2**	**924.3**

BANCO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of September 30, 2006

Assets	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Cash & Due From Banks	**6,815.0**	**12,260.4**	**13,163.7**	**8,669.4**	**13,144.9**	**12,665.1**
Financial Instruments	**14,650.5**	**10,248.9**	**7,012.7**	**10,605.3**	**6,381.4**	**8,811.8**
Negotiable	11,090.0	6,833.5	3,697.2	7,390.3	3,115.2	5,768.1
For Sale	1.9	1.9	0.0	0.0	0.0	0.0
Held to Maturity	3,558.5	3,413.5	3,315.5	3,215.0	3,266.2	3,043.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**4,984.6**	**2,906.9**	**4,012.6**	**4,774.3**	**7,230.4**	**6,214.0**
Repo Operations	92.5	8.3	53.2	249.4	172.2	15.8
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	4,892.2	2,898.6	3,959.4	4,524.9	7,058.2	6,198.2
LOANS	**58,452.0**	**57,117.8**	**56,507.6**	**60,990.9**	**56,104.3**	**57,716.5**
Commercial	53,416.5	51,903.9	51,002.6	52,930.4	47,802.0	49,626.6
Interbank	648.2	673.9	1,111.6	2,706.2	2,794.3	2,395.0
Consumer	3,455.4	3,612.7	3,513.6	3,790.5	3,950.5	4,061.5
Housing	931.9	927.3	879.8	797.8	787.3	876.9
Federal Government	0.0	0.0	0.0	766.1	770.1	756.5
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**405.8**	**451.6**	**446.2**	**548.7**	**723.0**	**697.8**
Total Gross Loans	**58,857.8**	**57,569.4**	**56,953.8**	**61,539.6**	**56,827.3**	**58,414.3**
Preventive Provision for Credit Risks	**(7,309.6)**	**(7,657.6)**	**(7,633.7)**	**(8,032.4)**	**(8,491.1)**	**(8,595.8)**
Total Net Loans	**51,548.1**	**49,911.8**	**49,320.0**	**53,507.2**	**48,336.2**	**49,818.5**
Receivables,Sundry Debtors & Adv. Payments	6,209.1	7,362.3	1,733.7	4,747.9	7,239.0	4,423.2
Fixed Assets (net)	506.6	499.6	524.1	552.3	560.1	557.9
Repossessed Property	20.6	26.4	26.3	45.0	46.3	52.2
Permanent Equity Investments	2,882.0	2,934.3	3,082.3	3,045.2	3,149.0	3,173.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	781.2	541.0	474.6	899.3	581.1	509.3
TOTAL ASSETS	88,397.8	86,691.7	79,349.9	86,845.9	86,668.4	86,225.8

LIABILITIES	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Deposits	**53,533.9**	**45,268.1**	**47,397.2**	**51,444.8**	**42,514.2**	**47,755.8**
Demand Deposits	21,245.9	22,963.2	24,729.6	26,013.7	25,752.6	26,105.6
Time Deposits	32,288.0	22,304.9	22,667.6	25,431.1	16,761.6	21,650.2
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,465.5	4,481.2	2,191.6	2,489.5	2,078.9	1,563.2
Repo Operations	80.6	8.6	53.2	249.1	174.0	15.7
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,076.0	1,024.0	1,260.2	1,631.2	3,208.7	1,863.4
Other Accounts Payable	5,423.3	10,364.9	2,798.3	4,985.0	12,349.9	9,387.0
Income Tax & Employee Profit Sharing	564.4	815.1	276.3	218.2	385.5	463.6
Deferred Taxes	651.6	322.6	857.5	821.1	996.4	734.4
Deferred Credits	0.9	0.9	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**63,796.2**	**62,285.4**	**54,835.4**	**61,839.9**	**61,708.4**	**61,784.0**
SUSCRIBED CAPITAL	**14,683.5**	**14,641.9**	**14,617.5**	**14,663.5**	**14,674.6**	**14,586.7**
Paid-in Capital	14,683.5	14,641.9	14,617.5	14,663.5	14,674.6	14,586.7
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**9,918.1**	**9,764.3**	**9,897.0**	**10,342.5**	**10,285.5**	**9,855.2**
Capital Reserves	4,756.8	4,743.4	4,735.5	4,750.4	4,859.1	4,830.0
Retained Earnings	13,890.1	13,850.8	13,827.7	14,934.5	14,186.4	13,899.2
Income of Changes on Accounting Principles	147.5	146.3	152.2	152.9	158.6	168.0
Available for Sale	(0.0)	(0.0)	0.0	0.0	0.0	0.0
Surplus (deficit) from equity restatement	(9,963.2)	(9,935.0)	(9,918.4)	(9,949.6)	(9,957.1)	(9,897.5)
Net income of the period	1,052.2	924.3	1,059.9	412.9	990.1	797.2
Minority Interest	34.6	34.5	40.1	41.5	48.4	58.2
Total Stockholders' Equity	**24,601.6**	**24,406.3**	**24,514.5**	**25,006.1**	**24,960.1**	**24,441.8**
LIABILITIES & STOCKHOLDERS' EQUITY	**88,397.8**	**86,691.7**	**79,349.9**	**86,845.9**	**86,668.4**	**86,225.8**

MEMORANDUM ACCOUNTS

MM of constant pesos as of September 30, 2006	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	1.9	1.9	0.0	0.0	0.0	0.0
Irrevocable Lines of Credit Granted	2,873.3	2,897.4	2,872.9	2,568.5	2,514.5	2,488.5
Goods in Trust or Mandate	185,232.4	195,303.6	202,259.7	202,083.6	210,610.1	222,942.6
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	460,321.6	669,911.8	806,160.0	841,833.3	899,770.0	978,440.2
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	672,717.2	667,603.2	672,723.2	617,694.8	750,133.3	777,587.6
	1,321,146.5	**1,535,717.9**	**1,684,015.8**	**1,664,180.1**	**1,863,027.9**	**1,981,458.9**
Receivables on Repurchase Agreements	40,361.4	38,272.3	52,097.1	56,878.4	55,960.1	33,723.5
Repurchase Agreement Creditors	40,417.7	38,278.8	52,079.9	57,054.1	56,069.9	33,728.2
Net	**(56.3)**	**(6.5)**	**17.2**	**(175.7)**	**(109.7)**	**(4.7)**
Repurchase Agreement Debtors	35,302.2	38,575.3	52,079.9	59,136.5	56,579.0	34,045.0
Payables on Repurchase Agreements	35,234.1	38,569.1	52,097.1	58,960.5	56,471.1	34,040.2
Net	**68.1**	**6.2**	**(17.2)**	**176.0**	**107.9**	**4.8**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2006

(MM PS)

	Sep-06
OPERATING ACTIVITIES	
Net Income	797.2
Subsidiaries' Income	11.2
Depreciation & Amortization	78.4
Loan Loss Reserves	1,149.6
Market Related Result	(599.5)
Valuation Result	
Minoritary Interest	18.2
Provision for diverse obligations	187.9
Deferred taxes	
	1,642.9
Cash increase (decrease) from funding	458.7
Cash increase (decrease) from Loan Portfolio	(434.5)
Decrease or Increase in treasury transactions	(4,601.8)
Cash increase (decrease) from Derivative Financial Instruments	
Banking Loans & Other Financial Institutions	(623.8)
Other increase (decrease) related with the operation	
Repo Operations	
	(5,201.4)
Cash flow from operating activities	**(3,558.5)**
Financing Activities	
Dividends Payment	(852.5)
Spin-Offs	
Cash Flow From Financing Activities	**(852.5)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(114.1)
Buy(sell) of fixed assets	34.9
Receivables,Sundry Debtors & Adv. Payments	(2,693.2)
Deferred Charges	13.3
Repossessed Property	26.0
Other assets, deferred charges & intangible	78.9
Deferred Taxes	
Other Accounts Payable & Recievable	6,594.5
Cash Flow From Investment Activities	**3,940.3**
Net Increase in Cash	**(470.7)**
Cash at beginning of the period	**13,135.9**
Cash at end of period	**12,665.1**

OPERADORA INBURSA

Income Statement

MM of constant pesos as of September 30, 2006	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Sep '06	Sep '05
Earnings from Investment Sales	1.5	1.0	1.0	1.0	0.4	0.5	1.9	4.7
Asset Management Income	55.4	56.8	57.8	63.6	64.9	65.9	194.4	166.2
Earnings form Interest	0.3	0.1	0.0	0.1	0.1	(0.0)	0.2	1.3
Unrealized Gain on Portfolio Valuation	4.6	1.2	3.1	(2.1)	(0.5)	0.9	(1.7)	7.5
Total Earnings	**61.9**	**59.1**	**62.0**	**62.6**	**64.9**	**67.2**	**194.7**	**179.7**
General Expenses	2.6	2.3	2.3	33.7	31.0	30.7	95.4	7.7
Total expenses	**2.6**	**2.3**	**2.3**	**33.7**	**31.0**	**30.7**	**95.4**	**7.7**
Earnings Before Taxes	**59.3**	**56.8**	**59.7**	**28.9**	**33.9**	**36.5**	**99.2**	**172.0**
Incurred Income Tax & Profit Sharing	25.3	23.4	26.7	9.3	9.2	20.2	38.7	66.3
Net Income Before Deferred Accounts	**33.9**	**33.4**	**32.9**	**19.6**	**24.6**	**16.3**	**60.5**	**105.7**
Earnings from subsidiaries	27.2	23.7	41.1	0.5	(1.8)	35.8	34.5	55.6
Unadjusted for monetary position result	**61.1**	**57.1**	**74.0**	**20.1**	**22.9**	**52.1**	**95.0**	**161.3**
Monetary position	**(1.3)**	**(3.0)**	**(7.1)**	**(6.1)**	**0.6**	**(6.2)**	**(11.7)**	**(7.6)**
Net income result actualization	0.0	0.9	2.6	0.1	0.6	(0.2)	0.5	0.9
Net income	**59.9**	**54.9**	**69.5**	**14.1**	**24.1**	**45.6**	**83.8**	**154.7**

OPERADORA INBURSA

BALANCE SHEET

MM of constant pesos as of September 30, 2006

ASSETS	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	70.0	111.4	77.5	99.1	57.5	98.5
Sundry Debtors	18.6	19.3	20.9	22.0	25.7	28.4
Provisional Payments	0.0	0.0	0.0	10.3	29.7	34.9
Permanent investments	442.2	462.2	496.9	493.6	492.8	519.6
Receivable Taxes	25.0	40.0	0.0	0.0	0.0	0.0
TOTAL ASSETS	**555.9**	**632.8**	**595.3**	**625.0**	**605.7**	**681.4**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	0.1	0.0	0.0	18.1	10.8	22.5
Payable Taxes	35.2	51.9	13.5	10.2	22.7	35.4
Deferred Income Tax	53.5	60.0	69.4	68.0	67.7	76.1
TOTAL LIABILITIES	**88.9**	**111.9**	**82.8**	**96.3**	**101.2**	**134.1**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	22.8	22.7	22.7	22.8	0.0	0.0
Legal Reserve	4.2	4.2	4.2	4.2	0.0	0.0
Retained Earnings	391.7	390.6	312.6	539.1	0.0	0.0
Surplus (deficit) from equity restatement	(51.5)	(51.3)	(51.2)	(51.4)	0.0	0.0
Net income	99.8	154.7	224.2	14.1	38.2	83.8
TOTAL STOCKHOLDERS´ EQUITY	**467.0**	**520.9**	**512.4**	**528.7**	**504.5**	**547.3**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**555.9**	**632.8**	**595.3**	**625.0**	**605.7**	**681.4**

INVERSORA BURSATIL

Income Statement

MM of constant pesos as of September 30, 2006	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Sep '06	Acumulated Sep '05
Commisions & Tariffs	72.4	91.0	247.3	156.2	88.5	124.4	369.1	233.5
Earnings From Services	**72.4**	**91.0**	**247.3**	**156.2**	**88.5**	**124.4**	**369.1**	**233.5**
Income from sale of securities	207.9	332.8	21.3	175.4	24.3	19.0	218.7	664.3
Interest Income	(0.7)	3,116.1	1,299.3	987.4	465.4	1,260.0	2,712.9	3,115.5
Interest Expense	(182.5)	(3,423.0)	(1,295.2)	(981.4)	(468.2)	(1,253.6)	(2,703.2)	(3,700.0)
Unrealized gain on Portfolio Valuation	31.1	28.1	34.9	(185.9)	21.9	171.7	7.7	55.1
Monetary Position	(2.6)	(7.4)	(18.9)	(14.6)	2.0	(18.9)	(31.5)	(16.8)
Financial Margin	**53.2**	**46.6**	**41.4**	**(19.1)**	**45.4**	**178.2**	**204.5**	**118.2**
Operating Income	**125.5**	**137.6**	**288.7**	**137.1**	**133.9**	**302.7**	**573.7**	**351.7**
General Expenses	51.2	52.9	46.5	85.6	46.1	42.6	174.3	152.3
Operating Margin	**74.3**	**84.8**	**242.2**	**51.5**	**87.8**	**260.1**	**399.4**	**199.4**
Other Expenses (Income)	(0.3)	(0.3)	(0.8)	(0.6)	(1.4)	(0.9)	(2.9)	(1.0)
Net Income Before Income Tax & Profit Sharing	**74.6**	**85.1**	**243.1**	**52.2**	**89.2**	**261.0**	**402.3**	**200.4**
Incurred Income Tax & Profit Sharing	14.0	17.3	65.9	58.9	20.0	27.3	106.2	45.5
Deffered Income Tax	7.6	8.2	7.1	(43.5)	6.6	45.3	8.4	14.5
Net Income Before Subsidiaries' Net Income	**53.0**	**59.6**	**170.1**	**36.7**	**62.6**	**188.3**	**287.7**	**140.5**
Subsidiaries' Net Income	2.1	4.6	1.7	2.1	2.4	1.9	6.5	8.9
Net Income	**55.0**	**64.1**	**171.8**	**38.8**	**65.0**	**190.3**	**294.1**	**149.3**

INVERSORA BURSATIL

MM of constant pesos as of September 30, 2006

ASSETS	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Cash & Banks	**0.1**	**0.1**	**0.5**	**0.1**	**0.3**	**0.9**
FINANCIAL INSTRUMENTS	**1,195.3**	**1,285.3**	**1,452.8**	**1,481.2**	**1,507.6**	**1,705.8**
Negotiable	1,195.3	1,285.3	1,452.8	1,481.2	1,507.6	1,705.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**96.5**	**27.8**	**101.8**	**248.0**	**166.0**	**34.8**
Repo Operations	96.5	27.8	101.8	248.0	166.0	34.8
Other accounts receivable	3.3	3.8	4.9	25.7	15.8	36.8
Fixed assets,net	26.8	26.2	26.4	26.6	29.2	29.8
Permanent equity investments	51.6	42.5	41.9	44.0	46.0	48.0
Other Assets	137.9	148.9	113.8	130.7	179.9	204.3
TOTAL ASSETS	**1,511.5**	**1,534.6**	**1,742.2**	**1,956.2**	**1,944.9**	**2,060.5**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**98.5**	**27.8**	**101.8**	**248.1**	**166.0**	**31.0**
Repo Operations	98.5	27.8	101.8	248.1	166.0	31.0
Other Account Payable	**100.7**	**126.2**	**83.9**	**154.5**	**152.3**	**176.7**
Income Tax & Employee profit sharing provision	62.0	83.2	47.7	107.9	114.4	138.3
Sundry creditors & other accounts payable	38.7	43.0	36.2	46.6	37.9	38.4
Deferred taxes	63.8	71.4	77.4	33.3	39.9	84.1
Total Liabilities	**263.0**	**225.4**	**263.1**	**435.9**	**358.2**	**291.9**
STOCKHOLDERS' EQUITY						
Suscribed capital	**697.3**	**695.3**	**694.1**	**696.3**	**782.0**	**777.3**
Paid-in capital	697.3	695.3	694.1	696.3	782.0	777.3
Earned Capital	**551.3**	**614.0**	**784.9**	**824.0**	**804.6**	**991.3**
Capital reserves	88.5	88.2	88.1	88.4	104.3	103.7
Retained earnings	591.8	590.1	589.1	913.1	812.7	807.9
Valuation effect in assoc. & affiliated companies	35.8	35.6	35.4	33.3	33.5	33.9
Surplus (deficit) of equity restatement	(250.0)	(249.3)	(248.8)	(249.6)	(249.8)	(248.3)
Net icome	85.2	149.3	321.2	38.8	103.9	294.1
Stockholders' Equity	**1,248.5**	**1,309.2**	**1,479.1**	**1,520.3**	**1,586.7**	**1,768.6**
Total Liabilities & Stockholders´ Equity	**1,511.5**	**1,534.6**	**1,742.2**	**1,956.2**	**1,944.9**	**2,060.5**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments
MM of constant pesos as of September 30, 2006

	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Sep '06	Acumulated Sep '05
Premiums written	2,055.9	2,031.3	2,599.5	2,085.5	2,520.5	2,066.0	6,672.1	6,087.8
Premiums ceded	356.3	360.6	618.8	256.3	512.4	423.5	1,192.3	970.5
Retained Premiums	**1,699.6**	**1,670.7**	**1,980.6**	**1,829.2**	**2,008.1**	**1,642.5**	**5,479.8**	**5,117.3**
Increased in reserve for unearned premiums	**331.9**	**(65.2)**	**220.5**	**100.6**	**364.9**	**(333.4)**	**132.1**	**437.3**
Retained earned premiums	**1,367.7**	**1,735.9**	**1,760.1**	**1,728.6**	**1,643.2**	**1,975.9**	**5,347.7**	**4,680.0**
Net Acquisition Cost	**369.0**	**281.3**	**244.6**	**240.1**	**290.9**	**269.0**	**800.0**	**984.0**
Commisions to agents	151.0	140.9	183.0	150.2	159.2	161.4	470.8	446.9
Additional compensation to agents	132.5	100.7	49.0	51.7	76.1	82.2	210.0	340.0
Commisions for re-insurance taken	(0.1)	6.6	(0.0)	0.1	0.5	2.7	3.3	7.7
Commisions for re-insurance given	(49.0)	(75.6)	(102.2)	(41.5)	(47.6)	(70.5)	(159.6)	(175.1)
Coverage on losses excess	41.1	37.4	41.4	43.7	43.7	51.7	139.1	123.2
Others	93.5	71.3	73.5	36.0	59.0	41.5	136.4	241.2
Net cost of claims and contractual obligations	**1,117.9**	**1,288.1**	**1,292.7**	**1,206.6**	**1,434.5**	**1,424.3**	**4,065.4**	**3,465.0**
Claims and other contractual obligations	1,101.6	1,287.7	1,854.0	1,145.3	1,440.4	1,382.6	3,968.2	3,468.9
Claims recovered from re-insurance	(16.2)	(0.4)	561.3	(61.4)	5.9	(41.7)	(97.2)	3.9
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(119.2)**	**166.5**	**222.8**	**281.9**	**(82.2)**	**282.6**	**482.3**	**231.1**
Net Increase in other technical reserve	**17.9**	**(2.6)**	**(55.1)**	**0.7**	**40.3**	**(16.9)**	**24.1**	**4.8**
Catastrophic risks reserves	16.6	(1.7)	39.7	0.8	40.3	(16.9)	24.2	5.2
Preventions reserves	(0.0)	(0.9)	(94.7)	0.0	0.0	0.0	0.0	(1.6)
Contingency claim reserves	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.1)	(0.0)
Other reserves	1.3	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	1.3
Gross profit	**(137.1)**	**169.1**	**277.9**	**281.2**	**190.4**	**299.5**	**771.0**	**226.3**
Net operating expenses	**142.8**	**118.0**	**277.6**	**181.3**	**190.4**	**199.8**	**571.5**	**401.2**
Administrative and operating expenses	(103.3)	(132.1)	22.2	(58.7)	(65.1)	(60.0)	(183.8)	(337.8)
Personnel expenses	233.9	238.0	242.8	226.5	241.4	245.6	713.4	702.6
Depreciation and amortization	12.1	12.0	12.6	13.5	14.1	14.3	41.8	36.5
Operating Profits	**(279.9)**	**51.2**	**0.3**	**99.9**	**(312.9)**	**99.7**	**(113.3)**	**(174.9)**
Net Financial Income	**328.8**	**225.2**	**54.5**	**159.3**	**469.3**	**113.0**	**741.6**	**687.6**
On investments	195.6	102.1	50.9	50.5	195.5	101.5	347.5	443.4
Investments sales	43.9	112.2	168.5	119.7	112.8	129.7	362.2	205.0
Investments revaluation	103.8	91.1	24.2	34.7	85.0	102.3	222.0	196.5
Charges on premiums	21.4	21.4	21.9	21.5	22.5	25.0	68.9	63.7
Others	0.7	7.8	2.0	4.8	(18.6)	4.9	(8.9)	18.7
Forex	(35.3)	0.3	(25.2)	32.7	44.3	(24.7)	52.3	(34.7)
REPOMO	(1.2)	(109.7)	(187.8)	(104.6)	27.8	(225.7)	(302.5)	(205.0)
Income before income taxes & employee profit sharing	**48.9**	**276.3**	**54.8**	**259.2**	**156.4**	**212.6**	**628.2**	**512.6**
Provision for income tax	1.0	86.0	48.2	59.7	29.5	81.5	170.7	138.1
Provision for employee profit sharing	4.1	29.1	8.6	20.9	24.7	25.8	71.4	50.3
Subsidiaries results	57.5	40.4	98.2	75.5	89.8	47.0	212.4	143.3
Net income	**101.4**	**201.6**	**96.2**	**254.1**	**191.9**	**152.5**	**598.5**	**467.6**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of September 30, 2006

ASSETS	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Investments	**15,629.4**	**15,874.3**	**15,293.1**	**16,105.5**	**17,173.6**	**16,893.0**
Securities	**14,224.2**	**14,420.5**	**13,795.3**	**14,537.7**	**15,556.3**	**15,260.9**
Government	7,831.0	7,996.8	7,542.4	7,890.1	10,411.2	10,180.0
Private companies	4,629.8	4,543.2	4,359.0	4,958.6	3,279.2	3,071.4
Debt Instruments	3,702.0	3,625.7	3,388.3	4,059.1	2,333.9	1,922.0
Equities	927.9	917.5	970.7	899.5	945.2	1,149.4
Net unrealized gain on valuation	1,735.8	1,857.9	1,885.8	1,671.6	1,855.8	1,978.9
Interest debtors	27.6	22.6	8.1	17.3	10.1	30.6
Loans	**454.7**	**505.3**	**514.8**	**519.4**	**548.7**	**549.5**
On policies	135.3	137.2	137.7	141.2	154.4	149.3
Secured	300.1	346.3	359.2	356.1	361.2	365.5
Unsecured	0.3	0.3	0.3	0.3	0.3	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	19.5	21.9	27.6	31.8	42.9	44.2
Interest debtors	2.6	2.7	3.1	3.0	2.9	3.2
Allowance for write-offs	(3.1)	(3.1)	(13.0)	(12.9)	(13.0)	(12.7)
Real estate	**950.5**	**948.5**	**983.0**	**1,048.4**	**1,068.6**	**1,082.6**
Real estate	56.6	56.1	84.8	90.3	113.3	128.5
Net unrealized gain on valuation	957.2	957.7	960.2	1,022.1	1,022.0	1,022.9
Depreciation	(63.3)	(65.3)	(62.0)	(63.9)	(66.6)	(68.8)
Investments for labor obligations	741.1	762.9	738.7	772.5	776.9	789.6
Current assets	**(39.7)**	**(27.4)**	**516.3**	**121.1**	**(39.3)**	**(20.4)**
Cash and banks	(39.7)	(27.4)	516.3	121.1	(39.3)	(20.4)
Debtors	**1,947.4**	**1,928.3**	**2,534.6**	**2,312.7**	**2,271.1**	**2,000.6**
Premium debtors	1,706.0	1,670.0	2,304.6	2,075.6	2,089.7	1,865.9
Agents and adjusters	4.8	0.0	2.7	1.1	0.9	3.5
Notes receivable	55.6	55.1	62.4	58.9	62.8	51.5
Employee loans	69.2	63.6	55.9	59.6	58.3	53.1
Other	135.6	164.1	141.4	150.5	93.3	60.9
Allowance for write-offs	(23.9)	(24.6)	(32.4)	(33.0)	(34.0)	(34.3)
Reinsurers and rebonders	**578.1**	**520.6**	**1,221.6**	**869.6**	**1,015.6**	**1,096.7**
Insurance and bonding companies	122.7	100.8	38.7	42.6	97.4	130.7
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	454.5	418.9	1,182.0	826.2	917.3	965.2
Reinsurens share of unearned premiums	0.3	0.3	0.3	0.3	0.3	0.3
Other assets	**285.5**	**303.5**	**821.6**	**487.8**	**453.9**	**304.6**
Furniture and equipment (net)	98.0	102.8	119.1	114.4	112.2	114.7
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	187.1	200.3	702.1	372.9	341.3	189.5
Total assets	**19,141.7**	**19,362.1**	**21,126.0**	**20,669.2**	**21,651.8**	**21,064.0**

LIABILITIES	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Technical reserves	**14,246.5**	**14,119.6**	**15,448.8**	**15,135.1**	**15,727.1**	**15,211.4**
Unearned premiums	**7,812.6**	**7,754.6**	**7,957.3**	**8,127.3**	**8,588.4**	**8,179.1**
Life	5,652.8	5,548.2	5,438.7	5,676.2	6,097.4	5,793.7
Accident and health	2,151.9	2,198.5	2,510.9	2,443.4	2,483.3	2,377.8
Current bonds	7.9	7.9	7.7	7.7	7.7	7.6
Contractual obligations	**3,239.8**	**3,173.6**	**4,355.4**	**3,871.0**	**3,961.4**	**3,872.1**
Losses and maturities	2,119.0	2,046.7	3,277.0	2,752.9	2,781.8	2,693.9
Reserve for incurred but not reported losses	334.3	330.9	277.8	308.1	316.2	331.9
Policy dividends	188.0	205.3	214.5	201.6	236.8	221.5
Managed insurance funds	570.6	565.8	560.4	588.1	598.2	592.0
Deposits premiums	28.0	25.0	25.6	20.2	28.4	32.8
Prevision	**3,194.1**	**3,191.5**	**3,136.1**	**3,136.9**	**3,177.3**	**3,160.3**
Prevision	103.3	102.4	7.4	7.3	7.3	7.2
Catastrophic	3,087.0	3,085.3	3,125.0	3,125.9	3,166.2	3,149.4
Contingency	2.4	2.4	2.3	2.3	2.3	2.3
Specials	1.4	1.4	1.4	1.4	1.4	1.4
Provision for labor obligations at retirement	**725.5**	**746.7**	**737.7**	**772.1**	**775.9**	**790.0**
Creditors	**274.2**	**266.1**	**268.3**	**238.3**	**276.2**	**321.0**
Agents and adjusters	196.2	220.5	222.3	180.2	205.2	245.3
Managed loss funds	5.6	5.4	6.3	8.4	16.6	8.2
Sundry	72.3	40.3	39.7	49.7	54.5	67.5
Reinsurers and rebonders	**318.0**	**331.1**	**625.2**	**298.4**	**517.2**	**328.6**
Insurance and bonding companies	317.2	330.3	624.5	297.6	516.4	327.8
Retained deposits	0.8	0.8	0.8	0.8	0.8	0.7
Other liabilities	**1,028.4**	**1,145.8**	**1,220.5**	**1,074.1**	**1,147.5**	**1,182.5**
Provision for employee profit sharing	13.3	158.7	173.5	229.3	217.8	273.5
Other liabilities	439.6	388.6	445.5	363.4	405.3	363.2
Deferred credits	575.5	598.4	601.5	481.3	524.3	545.8
Total liabilities	**16,592.6**	**16,609.3**	**18,300.5**	**17,518.1**	**18,443.9**	**17,833.5**
Stockholders' equity						
Paid in capital	**1,012.5**	**1,012.5**	**1,012.5**	**1,012.5**	**1,012.5**	**1,012.5**
Capital stock	1,012.5	1,012.5	1,012.5	1,012.5	1,012.5	1,012.5
Reserves	**2,296.4**	**2,296.4**	**2,280.5**	**2,280.5**	**2,458.9**	**2,458.9**
Legal	211.7	211.7	211.7	211.7	268.0	268.0
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,084.7	2,084.7	2,068.9	2,068.9	2,190.9	2,190.9
Unrealized gain on valuation of real estate	16.7	16.7	29.3	29.3	29.3	29.3
Subsidiaries	52.4	65.4	68.0	78.3	322.2	325.1
Retained earnings	329.8	329.8	301.4	865.1	308.2	176.3
Net income	276.5	467.6	563.7	254.1	446.0	598.5
Excess (insufficient) on Stockholders' actualization	(1,435.2)	(1,435.6)	(1,429.9)	(1,368.8)	(1,369.4)	(1,370.1)
Total stockholders' equity	**2,549.2**	**2,752.8**	**2,825.5**	**3,151.1**	**3,207.9**	**3,230.5**
Total liabilities and stockholders' equity	**19,141.7**	**19,362.1**	**21,126.0**	**20,669.2**	**21,651.8**	**21,064.0**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of September 30, 2006	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Sep '06	Acumulated Sep '05
Premiums written	134.3	166.3	193.2	113.7	35.2	7.2	156.1	398.3
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**134.3**	**166.3**	**193.2**	**113.7**	**35.2**	**7.2**	**156.1**	**398.3**
Increased in reserve for unearned premiums	**83.3**	**54.1**	**95.8**	**82.6**	**(30.8)**	**(133.7)**	**(81.8)**	**140.3**
Retained earned premiums	**51.0**	**112.2**	**97.4**	**31.1**	**66.0**	**140.9**	**238.0**	**258.0**
Net Acquisition Cost	**11.4**	**15.4**	**17.1**	**7.6**	**2.6**	**0.5**	**10.8**	**33.7**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	11.4	15.4	17.1	7.6	2.6	0.5	10.8	33.7
Net cost of claims and contractual obligations	**195.1**	**193.7**	**198.0**	**196.0**	**198.1**	**193.2**	**587.3**	**578.2**
Claims and other contractual obligations	195.1	193.7	198.0	196.0	198.1	193.2	587.3	578.2
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(155.5)**	**(96.9)**	**(117.6)**	**(172.5)**	**(134.7)**	**(52.8)**	**(360.1)**	**(354.0)**
Net Increase in other technical reserve	**14.7**	**31.5**	**18.4**	**7.1**	**6.5**	**(2.0)**	**11.6**	**59.8**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.4	0.6	1.5	1.2	(1.1)	(3.2)	(3.2)	1.7
Other reserves	13.3	30.9	16.9	5.9	7.6	1.2	14.7	58.1
Gross profit	**(170.2)**	**(128.4)**	**(136.0)**	**(179.7)**	**(141.2)**	**(50.8)**	**(371.7)**	**(413.8)**
Net operating expenses	**11.3**	**6.2**	**5.9**	**5.7**	**4.9**	**4.6**	**15.1**	**29.1**
Administrative and operating expenses	6.1	5.6	5.4	5.1	4.2	3.9	13.2	15.9
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	5.2	0.5	0.5	0.6	0.6	0.6	1.9	13.2
Operating Profits	**(181.4)**	**(134.5)**	**(141.8)**	**(185.4)**	**(146.1)**	**(55.4)**	**(386.8)**	**(442.9)**
Net Financial Income	**319.3**	**269.9**	**231.2**	**297.6**	**291.4**	**162.8**	**751.7**	**814.2**
On investments	265.4	273.3	272.7	258.9	253.8	254.4	767.1	795.7
Investments sales	(1.3)	23.2	19.3	2.9	1.1	1.1	5.1	21.8
Investments revaluation	48.5	112.2	183.0	169.9	2.6	187.9	360.4	246.7
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	6.7	(138.8)	(243.9)	(134.2)	33.8	(280.6)	(381.0)	(250.0)
Income before income taxes & employee profit sharing	**137.9**	**135.4**	**89.3**	**112.2**	**145.3**	**107.4**	**364.9**	**371.4**
Provision for income tax	44.3	(71.9)	0.0	0.0	0.0	0.0	0.0	0.0
Provision for employee profit sharing	0.0	118.9	42.1	25.2	35.5	24.6	85.3	118.9
Subsidiaries results	128.8	88.1	(166.3)	143.3	109.7	(60.6)	192.3	467.8
Net Income	**222.4**	**176.5**	**(119.0)**	**230.2**	**219.5**	**22.2**	**471.9**	**720.2**

PENSIONES INBURSA

BALANCE SHEET

MM of constant pesos as of September 30, 2006

ASSETS	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Investments	**16,207.9**	**16,489.7**	**16,439.5**	**16,722.5**	**16,893.9**	**16,777.4**
Securities	**16,207.9**	**16,489.7**	**16,439.5**	**16,722.5**	**16,893.9**	**16,777.4**
Government	8,777.8	9,248.6	9,841.8	9,154.0	8,963.4	8,801.6
Private companies	4,060.1	3,954.5	3,376.6	4,229.9	4,363.9	4,473.1
Debt Instruments	3,647.6	3,542.0	2,964.2	3,817.5	3,951.5	4,060.7
Equities	412.5	412.5	412.4	412.4	412.4	412.4
Net unrealized gain on valuation	3,050.4	3,087.8	2,904.1	3,188.5	3,275.2	3,353.3
Interest debtors	319.6	198.9	317.0	150.1	291.4	149.4
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.2**	**0.4**	**0.4**	**1.0**	**0.9**	**1.0**
Cash and banks	0.2	0.4	0.4	1.0	0.9	1.0
Debtors	**10.7**	**8.8**	**5.3**	**7.2**	**2.4**	**0.3**
Premium debtors	11.5	8.9	4.6	7.6	2.1	(0.0)
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	1.3	3.4	5.8	5.8	7.2	7.4
Allowance for write-offs	(2.3)	(3.8)	(5.3)	(6.4)	(7.1)	(7.3)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**56.9**	**84.3**	**117.9**	**12.7**	**61.6**	**75.8**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	56.9	84.3	117.9	12.7	61.6	75.8
Total assets	**16,275.7**	**16,583.1**	**16,563.2**	**16,743.4**	**16,958.8**	**16,854.5**

LIABILITIES	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Technical reserves	**13,684.2**	**13,733.7**	**13,833.4**	**13,910.2**	**13,876.9**	**13,725.1**
Unearned premiums	**13,039.0**	**13,069.6**	**13,145.3**	**13,204.4**	**13,149.3**	**12,987.6**
Life	13,039.0	13,069.6	13,145.3	13,204.4	13,149.3	12,987.6
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**76.4**	**90.1**	**54.1**	**64.6**	**79.9**	**91.8**
Losses and maturities	72.4	88.6	51.5	61.3	79.6	91.8
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	4.0	1.6	2.5	3.3	0.2	0.0
Prevision	**568.9**	**573.9**	**634.1**	**641.2**	**647.7**	**645.7**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	260.8	261.4	262.9	264.1	263.0	259.8
Specials	308.1	312.5	371.2	377.1	384.7	385.9
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**8.4**	**9.6**	**10.3**	**9.1**	**10.4**	**12.4**
Agents and adjusters	0.1	0.1	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	8.3	9.6	10.3	9.0	10.3	12.3
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**87.3**	**159.9**	**157.9**	**32.8**	**68.4**	**91.7**
Provision for employee profit sharing	68.4	113.5	152.2	26.6	61.6	83.2
Other liabilities	15.4	41.8	0.0	0.0	0.0	0.0
Deferred credits	3.5	4.6	5.7	6.2	6.7	8.5
Total liabilities	**13,779.9**	**13,903.2**	**14,001.7**	**13,952.1**	**13,955.7**	**13,829.2**
Stockholders' equity						
Paid in capital	**1,047.7**	**1,051.3**	**1,051.9**	**1,051.9**	**1,051.9**	**1,051.9**
Capital stock	1,047.7	1,415.6	1,410.6	1,407.5	1,408.3	1,401.9
(-)Unsubscribed capital	0.0	364.3	358.6	355.6	356.3	350.0
Reserves	**1,152.9**	**1,152.9**	**588.2**	**588.2**	**859.8**	**859.8**
legal	423.4	423.4	423.4	423.4	483.5	483.5
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	729.5	729.5	164.9	164.9	376.3	376.3
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	299.5	303.2	303.2	302.7	596.5	596.5
Retained earnings	2,258.5	2,258.9	2,823.5	3,424.7	2,851.7	2,851.7
Net income	543.7	720.2	601.2	230.2	449.7	471.9
Excess (insufficient) on Stockholders' actualization	(2,806.6)	(2,806.6)	(2,806.6)	(2,806.6)	(2,806.6)	(2,806.6)
Total stockholders' equity	**2,495.9**	**2,679.9**	**2,561.5**	**2,791.3**	**3,003.1**	**3,025.2**
Total liabilities and stockholders' equity	**16,275.7**	**16,583.1**	**16,563.2**	**16,743.4**	**16,958.8**	**16,854.5**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

MM of constant pesos as of September 30, 2006	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	Acumulated Sep '06	Acumulated Sep '05
Premiums accepted	108.8	118.3	115.0	122.7	127.9	149.3	399.8	342.2
Premiums ceded	20.9	15.2	13.4	20.7	19.5	16.5	56.7	55.5
RETAINED PREMIUMS	**87.8**	**103.2**	**101.6**	**102.0**	**108.4**	**132.8**	**343.1**	**286.8**
Application of reserve for outstanding bonds	(0.8)	0.3	(0.9)	(0.1)	2.6	1.5	4.1	3.7
NET PREMIUM REVENUES	**88.6**	**102.9**	**102.5**	**102.0**	**105.8**	**131.3**	**339.1**	**283.1**
Net Acquisition Cost	**(4.7)**	**(2.9)**	**(21.9)**	**(5.5)**	**(4.6)**	**(4.3)**	**(14.4)**	**(12.4)**
Comisions to agents	0.4	0.5	0.0	0.1	0.8	0.1	1.1	1.6
Comisions for rebonding taken	1.0	0.2	(0.1)	0.0	0.0	0.0	0.0	1.2
Comisions for rebonding given	(8.5)	(6.4)	(10.4)	(7.8)	(7.6)	(6.9)	(22.3)	(22.8)
Others	2.6	2.7	(11.5)	2.2	2.2	2.5	6.8	7.6
Claims	53.0	48.4	75.2	69.4	60.8	56.5	186.7	152.4
Technical Income	**40.3**	**57.4**	**49.2**	**38.1**	**49.6**	**79.0**	**166.7**	**143.0**
Net increase in other technical reserves	0.9	(1.1)	(2.1)	(0.5)	1.1	(2.2)	(1.6)	(0.4)
GROSS INCOME	**39.4**	**58.5**	**51.3**	**38.6**	**48.4**	**81.2**	**168.3**	**143.4**
Net Operating Expenses	**(9.8)**	**(13.1)**	**(11.8)**	**(12.0)**	**(12.4)**	**(17.9)**	**(42.4)**	**(32.8)**
Administrative & operating expenses	(10.1)	(13.2)	(12.0)	(12.2)	(12.6)	(18.4)	(43.2)	(33.6)
Personnel expenses	0.0	0.0	0.0	0.0	(0.0)	0.1	0.0	0.0
Depreciation	0.3	0.2	0.2	0.2	0.3	0.4	0.8	0.8
OPERATING INCOME	**49.3**	**71.5**	**63.1**	**50.6**	**60.9**	**99.1**	**210.6**	**176.3**
Financial Income	**19.4**	**14.2**	**7.5**	**70.2**	**12.4**	**9.7**	**92.3**	**20.2**
On investments	4.6	2.6	5.5	4.0	3.0	3.0	10.0	8.9
Investments sales	10.9	11.0	13.0	67.8	15.5	13.6	96.9	12.5
Investments revaluation	4.5	7.4	2.8	5.4	(7.5)	10.4	8.3	11.4
Others	0.0	0.0	0.0	0.1	0.0	0.1	0.2	0.2
Repos	(0.1)	0.0	0.0	0.1	0.1	0.1	0.3	0.2
REPOMO	(0.6)	(6.9)	(14.0)	(7.2)	1.3	(17.5)	(23.4)	(12.9)
INCOME BEFORE TAXES	**68.7**	**85.7**	**70.6**	**120.8**	**73.3**	**108.9**	**302.9**	**196.5**
Income taxes	17.1	20.5	23.3	16.5	38.4	37.7	92.6	58.1
Subsidiaries Net Income	4.6	3.1	(5.9)	5.1	3.9	(2.1)	6.8	16.5
NET INCOME	56.1	68.3	41.4	109.4	38.8	69.0	217.1	154.9

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of September 30, 2006

ASSETS	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Investments	**881.6**	**952.1**	**983.4**	**1,052.8**	**1,107.2**	**1,154.5**
Securities	**743.7**	**815.2**	**857.5**	**935.2**	**977.5**	**1,027.8**
Government	448.0	510.9	494.0	789.8	836.6	882.1
Private companies	163.4	162.2	228.7	99.6	99.2	96.0
Debt Instruments	15.1	15.1	45.5	44.7	44.2	41.7
Equities	435.2	147.2	183.2	54.9	55.0	54.3
Net unrealized gain on valuation	132.3	142.0	134.7	45.6	41.7	49.5
Interest debtors	0.0	0.0	0.1	0.2	0.0	(0.1)
Loans	**76.5**	**75.7**	**64.9**	**56.7**	**55.7**	**53.1**
Secured	68.3	64.7	57.7	52.8	53.9	48.8
Unsecured	3.6	2.9	2.9	0.9	0.9	0.9
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	2.4	5.9	3.0	2.5	0.4	2.9
Interest debtors	2.2	2.2	1.2	0.4	0.5	0.5
Real estate	**61.4**	**61.2**	**61.0**	**60.9**	**74.0**	**73.6**
Real estate	7.6	7.5	7.4	7.3	7.4	7.2
Net unrealized gain on valuation	57.2	57.3	57.4	57.4	70.5	70.6
Depreciation	(3.4)	(3.6)	(3.8)	(3.9)	(3.9)	(4.3)
Investments for labor obligations	**1.7**	**1.7**	**1.7**	**1.8**	**1.8**	**1.8**
Current assets	**3.6**	**0.6**	**3.2**	**3.1**	**4.6**	**0.9**
Cash and banks	3.6	0.6	3.2	3.1	4.6	0.9
Debtors	**91.2**	**96.6**	**99.1**	**93.8**	**108.4**	**130.7**
Premium debtors	93.4	94.7	96.9	93.2	108.1	129.6
Agents	0.0	1.9	(0.0)	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	(2.2)	0.0	2.2	0.5	0.3	1.2
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**7.3**	**6.0**	**17.1**	**8.7**	**5.4**	**5.0**
Bonding companies	2.8	1.7	13.0	3.3	1.6	1.5
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Others	(1.6)	0.1	0.1	0.1	0.1	0.1
Participation in rebonding	6.0	4.2	4.0	5.4	5.3	5.0
Estimation for punishments	0.0	0.0	0.0	(1.6)	(1.6)	(1.6)
Other assets	**37.7**	**50.4**	**69.7**	**92.9**	**124.2**	**155.4**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.6	1.6	1.6	1.6	1.6	1.6
Sundry	35.9	48.7	68.0	91.2	122.5	153.8
Total assets	**1,023.0**	**1,107.4**	**1,174.2**	**1,253.1**	**1,351.5**	**1,448.3**

LIABILITIES	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Technical reserves	**220.9**	**219.5**	**215.5**	**214.5**	**218.4**	**216.5**
Current bonds	52.3	51.9	50.1	49.5	52.3	52.6
Contingency bonds	168.6	167.5	165.4	165.0	166.1	163.9
Provision for labor obligations at retirement	**0.6**	**0.6**	**0.7**	**0.7**	**0.7**	**0.7**
Creditors	**7.3**	**5.6**	**7.1**	**0.1**	**8.7**	**6.0**
Agents and adjusters	0.3	0.3	0.1	0.1	0.9	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	7.0	5.2	7.0	(0.1)	7.8	5.9
Rebonders	**19.2**	**12.8**	**7.2**	**10.0**	**21.9**	**16.5**
Bonding companies	13.1	6.8	1.3	4.0	15.7	12.1
Other participation	6.1	6.1	5.9	6.0	6.2	4.4
Other liabilities	**88.0**	**113.2**	**137.3**	**148.0**	**171.0**	**209.3**
Provision for employee profit sharing & incured incom	48.0	66.0	94.3	121.5	145.7	178.0
Other liabilities	14.9	20.6	20.2	20.2	20.9	24.5
Deferred credits	25.2	26.6	22.9	6.3	4.4	6.9
Total liabilities	**336.0**	**351.7**	**367.7**	**373.2**	**420.6**	**448.9**
Stockholders' equity						
Paid in capital	**150.2**	**150.2**	**150.2**	**150.2**	**150.2**	**150.2**
Capital stock	150.2	186.6	186.0	185.7	185.8	185.2
(-)Unsubscribed capital	0.0	(36.4)	(35.9)	(35.6)	(35.6)	(35.0)
Reserves	**109.9**	**109.9**	**109.9**	**109.9**	**129.6**	**129.6**
legal	109.9	109.9	109.9	109.9	129.6	129.6
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	31.4	31.7	40.3	3.2	3.2	3.2
Subsidiaries	9.3	9.3	10.0	9.5	20.0	19.9
Retained earnings	371.4	371.4	371.6	567.9	538.2	537.7
Net income	86.7	154.9	196.4	109.4	148.1	217.2
Excess (insufficient) on Stockholders' actualization	(71.9)	(71.8)	(71.8)	(71.8)	(58.4)	(58.3)
Total stockholders' equity	**687.0**	**755.6**	**806.5**	**878.3**	**930.9**	**999.3**
Total liabilities and stockholders' equity	**1,023.0**	**1,107.4**	**1,174.2**	**1,253.0**	**1,351.5**	**1,448.3**

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Juan Ignacio Gonzalez
(52) 55-56-25-4900 Ext.6641
igonzalezs@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

Mexico City, January 29th, 2007.- ***Grupo Financiero Inbursa*** *reported today results for the fourth quarter ended December 31, 2006.*

HIGHLIGHTS

Grupo Financiero Inbursa posted profits of $314.2 MM USD under US GAAP as of December 2006 and $2,457.4 MM Ps under CNBV rules during the same period, 9.1% and 7% ROE´s respectively.

Grupo Financiero Inbursa posted profits of $314.2 MM USD under US GAAP as of December 2006 and $2,457.4 MM Ps under CNBV rules during the same period. This result is mainly explained by higher monetary adjustments in the different subsidiaries, $807 MM Ps in acquisition costs for growth in the afore and the retail banking products, as well as lower financial and market related income in the bank due to the negative impact of the fixed interest rate swap position, both in the carry and its valuation that amounted $1,103 MM Ps.

Loan Portfolio stood at $64,822 MM Ps at the end of December 2006, a 9.3% increase relative to September 2006

Loan portfolio increased 9.3% compared with 3Q06, higher lending in consumer and commercial loan portfolio explained this result.

Afore Inbursa's active workers affiliate base grew 11.6% during 2006 compared with 2005.

Afore Inbursa´s affiliate base grew 11.6% accumulating 3.6 MM affiliates, assets under management grew 33.5% during the same period. This growth allowed Afore Inbursa to reach a 11.9% market share in assets under management as of December 2006.

Seguros Inbursa's net income grew 66.7% during 2006 compared with $572.5 MM Ps of 2005.

Seguros Inbursa´s net income stood at $954.5 MM Ps at the end of December 2006 compared with $572.5 MM Ps obtained in the same period of the previous year, 66.7% increase. This result is mainly explained by higher operating profits and financial income.

- *All figures included in this report are expressed on December 2006 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 4Q06. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (4Q05).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	December '06
Employees	5,034
# clients	6.5 MM
Call Center Positions	1,253
ATM's	594
Sales force	12,815

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	1.8
Stock price USD (Dec'06)	1.9
EPS (USD)	
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	4Q06		3Q06	% chg vs.	4Q05	% chg vs.	Jan - Dec		%
	$	%	$	3Q06	$	3Q05	2006	2005	Chg
Banco Inbursa	(21.3)	-41%	(19.6)	N.A.	120.0	-118%	79.8	192.2	-58%
Operadora	7.0	13%	4.7	48%	7.0	1%	15.7	21.1	-26%
Seguros	29.8	57%	11.8	153%	16.8	78%	95.3	82.3	16%
Pensiones	4.4	8%	2.8	56%	(4.9)	-191%	43.1	65.3	-34%
Fianzas	10.1	19%	3.6	185%	5.5	84%	27.2	20.7	31%
Inversora	22.0	42%	19.1	15%	17.1	29%	51.5	31.5	63%
Others	0.6	1%	0.6	N.A.	0.4	43%	1.5	1.7	-7%
Total	**52.6**	**100%**	**23.0**	**129%**	**161.9**	**-68%**	**314.2**	**414.9**	**-24%**

- Under US GAAP **Grupo Financiero Inbursa** posted $314.2 MM USD profits during 2006, 24% less relative to the same period of the previous year. This result is mainly explained by higher level operations in the different subsidiaries with less favorable market conditions and higher acquisition costs driven by more clients in the afore, banking and insurance businesses.

Investment by Company

MM USD	4Q06		3Q06	% chg vs.	4Q05	% chg vs.
	$	%	$	3Q06	$	4Q05
Banco Inbursa	2,038.3	59%	2,007.8	2%	2,059.3	-1%
Operadora	52.1	2%	49.8	5%	47.0	11%
Seguros	642.6	19%	565.7	14%	543.9	18%
Pensiones	391.3	11%	376.5	4%	348.0	12%
Fianzas	100.2	3%	89.1	12%	78.1	28%
Inversora	185.9	5%	161.0	15%	135.4	37%
Others	51.7	1%	44.2	17%	23.8	117%
Total	**3,462.1**	**100%**	**3,294.0**	**5%**	**3,235.6**	**7%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,462.1 MM USD under US GAAP vs $3,242.6 MM USD reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)


Precio Cierre
16.5
17.4
19.0
19.4
22.3
21.2
J'06
A'06
S'06
O'06
N'06
D'06

CNBV GAAP

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	2.4
Stock price (Dec´06)	21.2
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	4Q06 $	4Q06 %	3Q06 $	% chg vs. 3Q06	4Q05 $	% chg vs. 4Q05	Jan -Dec 2006	Jan -Dec 2005	%chg. vs. 2005
Banco Inbursa	(749.5)	1313%	(191.8)	N.A.	149.2	N.A.	65.9	1,076.6	-94%
Operadora	66.2	-116%	46.3	43%	73.0	N.A.	151.3	227.6	-34%
Seguros	346.7	-607%	154.8	124%	104.9	231%	954.5	572.5	67%
Pensiones	(1.6)	3%	22.5	N.A.	(109.7)	N.A.	477.5	610.5	-22%
Fianzas	75.8	-133%	70.1	8%	44.4	70%	296.3	199.4	49%
Inversora	208.2	-365%	193.2	8%	176.8	18%	506.8	326.2	55%
Others	(2.7)	5%	29.4	N.A.	7.2	N.A.	5.2	18.4	-72%
Total	**(57.1)**	**100%**	**324.6**	**N.A.**	**445.9**	**N.A.**	**2,457.4**	**3,031.2**	**-18.9%**

- ***Grupo Financiero Inbursa*** *posted profits of $2,457.4 MM Ps during 2006, 18.9% lower than 2005. This result is mainly explained by higher monetary results deductions in the different subsidiaries, lower financial income in the bank due to negative carry of the fixed income interest rate swap position, as well as lower income in Sinca Inbursa, due to an extraordinary deferred taxes creations of $254 MM Ps in 1Q06, related to the income posted in 2005.*

Free Cash Flow

MM of constant pesos as of December 31, 2006	**2003**	**2004**	**2005**	**2006**
+ Interest Income	11,362.7	11,418.0	17,674.1	14,008.5
- Interest Expense	8,526.2	8,607.2	13,690.5	9,786.1
= Financial Margin	**2,836.5**	**2,810.8**	**3,983.6**	**4,222.4**
- Unrealized gains/losses (net of deferred taxes)	152.7	712.2	-62.0	-440.7
- General Expenses	1,627.0	1,830.6	2,212.2	2,684.8
+ Commissions & Fees	1,299.1	1,727.6	1,716.9	2,057.5
+ Patrimonial Reserves Creations	-227.2	461.4	1,361.4	1,468.3
+ Subsidiaries Income	2,176.1	4,136.9	2,154.6	1,948.7
- Taxes	291.2	273.3	510.6	632.5
= Free Cash Flow	**4,013.7**	**6,320.6**	**6,555.7**	**6,820.3**

Investment by Company

MM Ps.	4Q06 $	4Q06 %	3Q06 $	% chg vs. 3Q06	4Q05 $	% chg vs. 4Q05
Banco Inbursa	24,127.8	69%	24,761.1	-3%	24,853.3	-3%
Operadora	563.5	2%	555.8	1%	520.4	8%
Seguros	3,618.7	10%	3,280.5	10%	2,869.2	26%
Pensiones	3,070.8	9%	3,072.1	0%	2,601.2	18%
Fianzas	1,090.6	3%	1,014.8	7%	819.0	33%
Inversora	2,008.5	6%	1,796.0	12%	1,502.0	34%
Others	577.4	2%	517.3	12%	235.3	145%
Total	**35,057.2**	**100%**	**34,997.7**	**0%**	**33,400.4**	**5%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $35,057.2 MM Ps as of December 2006, a 5% increase relative to December 2005.*

Sources & Uses of Funds (MM Ps as of December 2006)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,162.0	51,469.0	8,856.0	442.0	5,058.0	**89,987.0**
Seguros and Patrimonial Inbursa	3,619.0		16,686.0	787.0	1,433.0	**22,525.0**
Pensiones Inbursa	3,071.0		13,819.0	11.0	179.0	**17,080.0**
Inversora Bursátil	2,009.0	41.0		129.0	168.0	**2,347.0**
Operadora Inbursa	564.0			86.0	21.0	**671.0**
Fianzas G-Inbursa	1,091.0		219.0	20.0	235.0	**1,565.0**
Others	602.0					**602.0**
TOTAL	**35,118.0**	**51,510.0**	**39,580.0**	**1,475.0**	**7,094.0**	**134,777.0**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	3,652.0	64,822.0	19,477.0	625.0	1,411.0	**89,987.0**
Seguros and Patrimonial Inbursa	4,086.0	550.0	11,771.0	1,243.0	4,875.0	**22,525.0**
Pensiones Inbursa	3,921.0		13,049.0		110.0	**17,080.0**
Inversora Bursátil	1,971.0		125.0	35.0	216.0	**2,347.0**
Operadora Inbursa	576.0		65.0		30.0	**671.0**
Fianzas G-Inbursa	16.0	52.0	1,105.0	76.0	316.0	**1,565.0**
Others		(792.0)			1,394.0	**602.0**
TOTAL	**14,222.0**	**64,632.0**	**45,592.0**	**1,979.0**	**8,352.0**	**134,777.0**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $979,392.4 MM Ps
Assets in Custody: $1,416,924.3 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	4Q06 MM USD	3Q06 MM USD	4Q05 MM USD	Jan - Dec '06 MM USD	Jan - Dec '05 MM USD
Net income under CNBV GAAP	(65.8)	47.6	15.2	5.2	95.3
Adjustments of monetary position	44.5	(4.0)	30.4	73.2	57.2
Adjustments on deferred liabilities	(1.7)	1.4	75.7	(2.6)	39.5
Others	1.8	0.2	(1.0)	4.1	0.3
Net Increase	44.6	(2.4)	105.1	74.7	97.0
Net Income Under US GAAP	**(21.3)**	**45.2**	**120.3**	**79.8**	**192.3**

- Under US GAAP Banco Inbursa posted profits of $79.8 MM USD during 2006 compared with $5.2 MM USD under the CNBV rules, $74.7 MM USD more. This result is mainly explained by add-backs on monetary positions of $73.2 MM USD, and deferred liabilities adjustments.

Stockholders' Equity

	4Q06 MM USD	3Q06 MM USD	4Q05 MM USD
Stockholders´equity under CNBV GAAP	2,117.5	2,176.4	2,246.0
Securities Valuation Adjustments	36.6	16.8	0.0
Deferred Taxes	179.8	182.0	(169.6)
Derivatives	(239.9)	(159.0)	4.9
Others	(50.0)	(203.0)	(22.0)
Net Increase	(73.5)	(163.2)	(186.7)
Stockholders´Equity Under US GAAP	**2,044.0**	**2,013.2**	**2,059.3**

- Stockholders' equity resulted in $2,044.0 MM USD under US GAAP in 4Q06. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $2,117.5 MM USD, $73.5 MM USD less. The difference is basically explained by $179.8 MM USD add backs coming from Deferred Taxes as well as deductions of $239.9 MM USD of derivatives.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $65.9 MM Ps during 2006 compared with $1,076.6 MM Ps obtained during the same period of the previous year. This result is explained by: 1) $229 MM Ps more in monetary adjustments; 2) Higher loan loss provisions of $179 MM Ps; 3)Increase of $ 343 MM Ps in acquisition costs related to the growth of the afore and retail products in the bank; 4)$254 MM Ps of extraordinary deferred taxes creations in Sinca Inbursa, and 5) $127 MM Ps more on market related losses of the fixed rate swap position.

As of December 2006, Demand Deposits stood at $27,259.1 MM Ps. Inbursa CT account represented 89% of these deposits.

Financial Margin

As of December 2006 financial margin stood at $3,011.6 MM Ps, 17.9% less than that of 2005, this result is mainly explained by lower interest rates and higher monetary adjustments. In the fourth quarter financial margin was $462.3 MM Ps, 31% less when compared with 3Q06, this decrease is mainly explained by higher monetary adjustments and lower interest income.

Risk Adjusted Net Interest Income

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Interest Income	**2,361.1**	**2,296.3**	**3,124.6**	**10,385.8**	**12,902.1**
Interest on loans & securities	2,032.9	1,837.7	2,369.5	7,918.2	9,451.3
Repo's interest income	328.2	458.6	755.1	2,467.6	3,450.8
Interest Expenses	**(1,503.7)**	**(1,382.0)**	**(2,010.2)**	**(6,528.2)**	**(8,618.2)**
Interest on deposits & funding	(1,176.4)	(925.8)	(1,253.7)	(4,065.3)	(5,222.6)
Repo's interest expense	(327.3)	(456.2)	(756.5)	(2,463.0)	(3,395.6)
REPOMO	**(395.0)**	**(244.2)**	**(308.1)**	**(846.0)**	**(616.8)**
Financial Margin	**462.3**	**670.1**	**806.3**	**3,011.6**	**3,667.0**
Loan Loss Reserves (Net)	(352.8)	(362.3)	(153.3)	(1,520.2)	(1,340.9)
Risk Adjusted Net Interest Income	**109.5**	**307.8**	**653.0**	**1,491.4**	**2,326.1**

Market Related Income

Market related income posted losses of $1,102.9 MM Ps at the end of 2006 compared with $975.9 MM Ps losses during the same period prior year. This result is mainly explained by the fixed rate funding swap position due to lower levels of long term interest rates observed during the second half of the year.

Market Related Income

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Financial Instruments Negotiable	41.7	(355.6)	(313.6)	(219.1)	(985.0)
Repos	(0.2)	(64.8)	(6.6)	(0.2)	(3.1)
Securities Purchases and Sales	404.6	441.9	462.0	62.5	2,528.4
Derivate Instruments	(1,611.2)	(672.7)	(555.3)	(946.2)	(2,516.2)
Total	**(1,165.1)**	**(651.1)**	**(413.5)**	**(1,102.9)**	**(975.9)**

General Expenses

General expenses grew 18% during 2006 compared to 2005, this is mainly explained by 28% growth in acquisition cost of the afore and banking products sales, that are accounted as administrative expenses.

Administrative and Promotion Expenses

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Personnel	33.8	30.8	32.4	121.3	121.1
Administrative Expenses	425.5	450.2	441.4	1,826.8	1,427.7
Contributions to IPAB	45.2	45.3	52.3	194.9	220.0
Depreciations and Amortizations	27.4	25.0	34.4	107.1	138.2
Administrative and Promotion Expenses	**531.9**	**551.2**	**560.5**	**2,250.1**	**1,907.0**

Earnings from Subsidiaries

Earnings form subsidiaries posted $119.8 MM Ps profits in 2006 compared with profits of $662.3 MM Ps during the same period of the previous year. This result is mainly explained by deferred taxes creations on Sinca Inbursa's 2005 results coming from the realized gains obtained during the year after divesting part of its portfolio in promoted companies. These taxes would only be realized with a dividend payment.

Loan Portfolio and Asset Quality

Loan portfolio stood at $64,822 MM Ps at the end of December 2006, a 9.3% increase relative to September 2006. This increase was due to more credits in consumer and commercial lending during the quarter.

It is worth to recall that $346.6 MM Ps of housing loan portfolio is booked in the insurance company that added to the bank loan portfolio accumulated $1,277 MM Ps for Grupo Financiero Inbursa.

Loan Portfolio in Pesos represented 73% of the total Loan Portfolio.

Loan loss reserves grew from $8,729 MM Ps in 3Q06 to $8,856 MM Ps in 4Q06, representing a 1.5%, increase and a coverage ratio to non performing loans of 14.8 times .

Banco Inbursa Selected Ratios

	4Q06	4Q05	System 3Q06
Loans / Total Assets	80.0%	71.8%	51.9%
NPL / Loan Portfolio	0.9%	0.8%	1.7%
LLR / NPL (times)	14.8	17.1	2.5

Non Performing Loans

At the end of the quarter, Non Performing loans stood at $597.8 MM Ps compared with $697.8 MM Ps, as of September 2006, a 14.3% decrease. It is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Income Statement Selected Figures

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
OTHER EXPENSES / INCOME	**(37.4)**	**65.0**	**3.6**	**240.2**	**115.8**
Charge Offs & Other Losses	(7.6)	(0.2)	(6.7)	(13.8)	(268.5)
Recoveries	0.0	0.0	0.0	0.0	0.0
Repomo	261.0	(57.4)	(28.7)	167.5	(66.6)
Other Income	(290.7)	122.6	39.0	86.4	450.9
EARNINGS FROM SUBSIDIARIES	**108.4**	**47.9**	**151.9**	**119.8**	**662.3**
Sinco Inbursa	139.2	27.6	137.4	224.3	597.7
Siefore Inbursa	(30.8)	20.3	14.6	(104.5)	64.6
MONETARY POSITION RESULTS	**472.3**	**712.3**	**336.8**	**536.1**	**683.4**
Repomo - Margin	398.2	654.9	308.1	846.0	616.8
Repomo - Other expenses	74.1	57.4	28.7	167.5	66.6

Loan Portfolio

MM Ps	4Q06	%	3Q06	%	4Q05	%
TOTAL LOAN PORTFOLIO	**64,822**	**100%**	**59,319**	**100%**	**57,836**	**100%**
Commercial	52,848	82%	50,395	85%	51,792	90%
Financial Institutions	5,681	9%	2,432	4%	1,129	2%
Consumer	4,008	6%	4,124	7%	3,568	6%
Housing	930	1%	890	2%	893	2%
Federal Government	756	1%	768	1%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**598**	**0.9%**	**709**	**1.2%**	**453**	**0.8%**
LOAN LOSS RESERVES	**8,856**	**14%**	**8,729**	**15%**	**7,752**	**13%**

	4Q06	3Q06	4Q05
Pesos	73%	64%	72%
USD	27%	36%	28%
Secured *	84%	82%	85%
Unsecured	16%	18%	15%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	MM Ps	%
NPL September 30, 2006	**698.0**	
- Decreases in NPL	**-271.0**	**100.0%**
* Recoveries & Restructures	-237.0	87.5%
* Write Offs	-34.0	12.5%
+ Increases in NPL	**171.0**	**100.0%**
* Exchange rate effects	-3.0	-1.8%
* New NPL	174.0	101.8%
NPL December 31, 2006	**598.0**	

Commercial Lending

Banco Inbursa remains one of the most important bank in the Mexican system in commercial lending with a 13.0% market share as of December 2006. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 29.6% TIER 1 Capital ratio as of November 2006. This figure compares positively with the 13.9% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee through detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured through stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of December 2006, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $146.0 MM Ps with its September 2006 portfolio which would have represented 0.7% of its TIER 1 Capital.

Loan Portfolio Breakdown by Sector


Personal Credits
9%
Government
3%
Manufacture
22%
Educative Services
3%
Food, Restaurants & Hotels
6%
Comunications
5%
Financial Services
7%
Others
7%
Construction
9%
Entretainment & Telecom
6%
Commerce
14%
Transport
7%

Capitalization Ratio

MM Ps as of December 31, 2006	4Q06	3Q06	4Q05	Mkt. Avg 4Q06
Credit Risk Assets	**57,817.0**	**64,601.0**	**63,168.1**	**1,228,340.3**
Tier 1 Capital	35.0%	31.8%	33.7%	21.6%
Net Capital	35.4%	32.1%	34.0%	22.7%
Credit & Portfolio Risk Assets	**68,540.0**	**89,954.0**	**91,310.2**	**1,913,429.2**
Tier 1 Capital	29.6%	22.9%	23.3%	13.9%
Net Capital	29.8%	23.1%	23.5%	14.6%

Value at Risk * 4Q06 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	54,175.0	(51.0)	-0.25%
Equity	480.0	(6.0)	-0.03%
Derivatives	(18,982.0)	(169.0)	-0.82%
Banco Inbursa	35,672.0	(146.0)	-0.71%
TIER 1 CAPITAL (2)	20,627.0		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 4Q06 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	16,484.0	94.0	3,208.0	19.46%	34.13
MXP	46,009.0	504.0	5,502.0	11.96%	10.92
UDI's*	1,434.0	0.0	146.0	10.18%	N.A.
Total	**63,927.0**	**598.0**	**8,856.0**	**13.85%**	**14.81**

** Both figures USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $968.3 MM Ps in commissions income during 2006, 45.2% higher than the same period previous year. This is mainly explained by the 33.5% growth on assets under management and 11.6% increase of the affiliate base. On a quarterly basis, comission income stood at $220.2 MM Ps during 4Q06, 28.5% higher than 4Q05.

Affiliate Base & Assets Under Management

Assets under management reached $86,125 MM Ps during 2006 a 33.5% increase relative to the same period of previous year.

Market share stood at 11.9% in 4Q06. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base accumulated 377,949 new clients during the year, a 11.6% increase relative to 4Q05, higher transfers among the Afore system explained this result

Active workers base increased 16.9% posting an active workers/affiliate ratio of 37.4% in 4Q06 vs 35.7%, of the same period previous year.

Acquisition cost was $578.9 MM Ps compared to $415.6 MM Ps on 2005, 39.3% higher. This growth is in line with the growth strategy established since 2005.

Net Income

During 4Q06, net Income posted $20.4 MM Ps profit compared with a loss of $48.8 MM in 4Q05, On accumulated basis net income during 2006 was $122.9 MM Ps compared to $4.6 MM Ps of the previous year, as mentioned above, higher comission income due to the affiliate base growth, and higher active workers/ affiliate ratio explained this result.

Selected Figures

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Comission Income	220.2	294.0	171.4	968.3	666.9
General Expenses	**(180.3)**	**(194.2)**	**(232.1)**	**(779.7)**	**(666.9)**
Administrative Expenses	(14.5)	(15.4)	(23.4)	(63.1)	(93.0)
Operating Expenses	(32.0)	(38.7)	(48.9)	(137.7)	(158.3)
Promotion Expenses	(133.8)	(140.2)	(159.8)	(578.9)	(415.6)
Depreciation & Amortization	(3.0)	(2.9)	(20.1)	(11.8)	(11.5)
Operating Income	34.0	100.6	(63.7)	177.8	(3.1)
Other Income	1.0	1.2	1.6	3.0	5.2
REPOMO	53.3	(10.6)	(29.8)	36.0	(18.8)
Net Income	20.4	71.9	(48.8)	122.9	4.6
Investments	845.6	842.9	669.4	845.6	669.4
Fixed Assets	17.5	16.7	17.4	17.5	17.4
Total Assets	1,139.7	1,309.6	881.4	1,139.7	881.4
Stockholders' Equity	1,061.0	1,037.3	715.2	1,061.0	715.2

Affiliate Quality

	4Q06	3Q06	4Q05	Mkt. Share 4Q06
Affiliattes (#)	3,630,280	3,646,523	3,252,331	9.7%
Assets Under Mngmt. (MM Ps)	86,125.0	83,460.5	64,522.0	11.9%

	4Q06	3Q06	4Q05	Mkt. Avg 4Q06
Avg. Min. Wages/Affiliate	5.22	5.23	5.11	4.24
Active Workers/Affiliate	37.4%	38.0%	35.7%	36.6%


Assets Under Management
4Q04-4Q06
(MM Ps)
38,854
42,252
45,812
53,873
62,009
68,588
75,106
82,188
86,125
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	4Q06 MM USD	3Q06 MM USD	4Q05 MM USD	Jan - Dec '06 MM USD	Jan - Dec '05 MM USD
Net income under CNSF GAAP	33.9	15.6	10.1	88.3	51.7
Reserves Adjustments	19.0	1.6	4.2	19.0	4.6
Investments Adjustments	(2.6)	3.5	(17.7)	0.5	(48.5)
Deferred Taxes	(5.7)	10.8	(2.7)	5.3	(5.1)
Deferred Acquisition Costs	0.0	0.0	(1.6)	0.0	(17.1)
Monetary Positions Adjustments	(18.8)	(36.3)	(17.8)	(46.3)	(36.0)
Others	4.9	16.6	42.1	28.5	132.6
Net Increase	(3.3)	(3.8)	6.5	7.0	30.5
Net Income Under US GAAP	**29.8**	**11.8**	**16.6**	**95.3**	**82.2**

- **Seguros Inbursa´s** net income reached $95.3 MM USD during 2006 under US GAAP, $7.0 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by deductions of $46.3 in monetary position adjustments, together with add backs coming from deferred taxes and reserves adjustments.

Stockholders' Equity

	4Q06 MM USD	3Q06 MM USD	4Q05 MM USD
Stockholders´equity under CNSF GAAP	334.7	293.9	259.3
Adjustments on Assets	80.0	71.1	50.5
Deferred Acquisition Cost	73.9	70.3	68.3
Fixed Assets	(54.1)	(39.5)	(41.1)
Others	60.2	40.3	23.3
Reserves Adjustments	457.1	430.6	444.3
Deferred Taxes	(301.0)	(278.4)	(236.8)
Others	(8.2)	48.5	26.6
Net Increase	307.9	271.8	284.6
Stockholders´Equity Under US GAAP	**642.6**	**565.7**	**543.9**

- **Seguros Inbursa's** Stockholders' equity resulted $642.6 MM USD under US GAAP at the end of 2006 compared with $334.7 MM USD under the CNSF rules. The difference is basically explained by: $457.1 MM USD, add-backs from reserves adjustments, and $80.0 MM USD from adjustments on assets and deductions of $301.0 MM USD from deferred taxes.

SEGUROS INBURSA
(Insurance)

Seguros Inbursa's net income stood at $954.5 MM Ps at the end of 2006 compared with $572.5 MM Ps obtained in the same period of the previous year, a 66.7% increase. This result is mainly explained by higher operating profits and financial income together with lower reserve provisions.

Financial Information

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Direct Premiums	2,498.2	2,098.0	2,639.7	9,273.6	8,821.7
Reserves Provisions	65.7	(338.5)	223.9	199.9	668.0
Technical Income	216.0	287.0	226.2	705.8	460.9
Net Financial Income	767.8	114.7	55.4	1,520.9	753.6
Repomo	(193.7)	(229.2)	(190.6)	(500.9)	(398.8)
Net Income	346.7	154.8	97.6	954.5	572.5
Assets	22,524.6	21,390.1	21,453.1	22,524.6	21,453.1
Investments	17,589.4	17,154.5	15,529.8	17,589.4	15,529.8
Reserves	15,809.5	15,446.9	15,688.0	15,809.5	15,688.0
Stockholders' Equity	3,618.7	3,280.5	2,869.3	3,618.7	2,869.3

Combined Seguros Inbursa and Patrimonial Inbursa's total premiums grew 12.6% during 2006 relative to 2005. It is worth to point out that this growth was achieved while maintaining a sound combined ratio of 95.3%

Premiums Breakdown

					Seguros + Patrimonial		
Line of business	Breakdown 12M06	Growth Rate 12M06 vs 12M05	Combined Ratio 12M06	Combined Ratio 12M05	Combined Ratio 12M06	Breakdown 12M06	Growth Rate 12M06 vs 12M05
P&C	11.1%	6.1%	73.1%	77.8%	73.3%	22.3%	20.0%
Automobile	29.6%	5.3%	100.8%	99.6%	100.8%	25.8%	5.3%
Life	42.7%	10.8%	98.1%	100.6%	98.1%	37.4%	10.8%
A & H	16.7%	8.3%	100.5%	95.6%	100.5%	14.5%	8.3%
Total	**100%**	**8.4%**	**98.4%**	**96.8%**	**95.3%**	**100.0%**	**12.6%**

Stockholders' equity of Seguros Inbursa grew from $2,869.3 MM Ps in 2005 to $3,618.7 MM Ps in 2006.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	4Q06 MM USD	3Q06 MM USD	4Q05 MM USD	Jan - Dec '06 MM USD	Jan - Dec '05 MM USD
Net income under CNSF GAAP	1.3	24.5	(8.9)	44.2	55.2
Reserves Adjustments	(0.2)	0.3	1.4	(0.9)	6.2
Investments Adjustments	(57.4)	10.4	7.1	(45.6)	9.6
Deferred Taxes	(6.5)	13.9	(21.9)	0.4	(18.2)
Deferred Acquisition Costs	0.0	0.0	0.1	0.0	0.1
Monetary Positions Adjustments	23.7	(31.3)	23.1	58.4	45.3
Others	43.6	(15.0)	(5.8)	(13.4)	(32.8)
Net Increase	3.2	(21.7)	4.0	(1.0)	10.2
Net Income Under US GAAP	**4.4**	**2.8**	**(4.9)**	**43.1**	**65.4**

- Under USGAAP, **Pensiones Inbursa** posted profits of $43.1 MM USD compared with $44.2 MM USD under the CNSF rules, $1.0 MM USD lower. This result is explained by add backs of $58.4 MM USD coming from monetary position as well as deductions of $46.5 MM USD explained by reserve and investment adjustments.

Stockholders' Equity

	4Q06 MM USD	3Q06 MM USD	4Q05 MM USD
Stockholders´equity under CNSF GAAP	284.0	275.2	235.1
Investments Adjustments	(71.1)	(70.0)	132.8
Reserves Adjustments	176.7	171.1	175.4
Deferred Taxes	(75.2)	(90.7)	(94.2)
Others	77.0	90.9	(101.1)
Net Increase	107.3	101.3	112.9
Stockholders´Equity Under US GAAP	**391.3**	**376.5**	**348.0**

- **Pensiones Inbursa's** Stockholders' equity resulted $391.3 MM USD under US GAAP in 4Q06 compared with $284.0 MM USD under the CNSF rules. The difference is basically explained by: $176.7 MM USD and $77.0 MM USD add-backs from reserves adjustments, and deductions of $71.1 MM USD and $75.2 MM USD from investment and deferred taxes adjustments.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income reached profits of $477.5 MM Ps during 2006, compared with $610.5 MM Ps obtained in the same period of the previous year. This difference is mainly explained by lower income from subsidiaries and higher monetary adjustments.

Selected Financial Information

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Direct Premiums	14.0	7.3	196.1	172.5	600.6
Reserves Provisions	(12.5)	(135.4)	97.3	(95.6)	239.7
Acquisition cost	1.5	(0.5)	(17.4)	(9.5)	(51.5)
Technical Income	(164.0)	(53.7)	(119.5)	(529.7)	(478.9)
Net Financial Income	296.8	164.7	234.7	1,059.5	1,061.6
Repomo	(244.9)	(284.8)	(247.6)	(631.8)	(501.6)
Income from Subs.*	(92.8)	109.1	(168.8)	102.5	306.2
Net Income	(1.7)	22.4	(120.9)	477.5	610.5
Assets	17,079.8	17,115.4	16,819.7	17,079.8	16,819.7
Investments	16,963.4	17,037.1	16,694.1	16,963.4	16,694.1
Reserves	13,880.5	13,937.6	14,047.6	13,880.5	14,047.6
Stockholders' Equity	3,070.8	3,072.0	2,601.2	3,070.8	2,601.2

**** Promotora Inbursa***

• Stockholders´equity reached $3,070.8 MM Ps during 2006 compared to $2,601.2 MM Ps of 2005.

OPERADORA INBURSA
(Mutual Funds)

Funds under management stood at $ 33,321.3 MM Ps at the end of December 2006, compared with $30,186.0 MM Ps of December 05, a 10.4% increase.

Funds Under Management
December, 2006



Dinbur
$4.5 bn Ps
MTN's 48%
Gov 30%
CD's 22%
Fonibur
$9.7 bn Ps
Stocks 77%
Cd's 23%
IGlobal
$4.5 bn Ps
Gov 38%
Stocks 62%
Fondo Inbursa
$5.4 bn Ps
Stocks 77%
Gov 23%
Cd's 0%
Inburex
$8.9 bn Ps
Cd's 28%
MTN's 55%
Gov 17%

Mutual Funds
(December, 2006)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,480.4	6.16%	4.64%	
INBUREX	Fixed Income	8,932.1	7.04%	6.15%	
INBURSA	Stock's, Bonds $ M.M.	5,397.8	26.81%	28.52%	
FONIBUR	Stock's, Bonds $ M.M.	9,672.9	26.82%	28.52%	47.90%
IGLOBAL	Stock's, Bonds $ M.M.	4,530.8	36.86%	28.52%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $506.8 MM Ps during 2006, 55.64.% higher than $326.2 MM Ps MM Ps than that of 2005. This result was mainly explained by more volume operated in the Mexican Stock Exchange

Select Figures

MM Ps.	4Q06	3Q06	4Q05	12M06	12M05
Operating Margin	283.0	264.1	249.1	688.5	448.5
Interest Income	488.0	1279.6	1,367.6	3,242.9	4,483.2
Net Income	208.2	193.2	176.8	506.8	326.2
Total Assets	2,346.6	2,092.4	1,769.1	2,346.6	1,769.1
Investment Portfolio	1,920.6	1,732.3	1,475.3	1,920.6	1,475.3
Stockholders' Equity	2,008.5	1,796.0	1,502.0	2,008.5	1,502.0
Assets in Custody	1,416,924.3	1,199,002.8	1,003,895.6	1,416,924.3	1,003,895.6

FIANZAS GUARDIANA INBURSA
(Bonds)

On accumulated basis direct premiums grew 18.7% compared to 2005. Net Income posted a 48.6% increase during 2006 from $ 199.4 MM Ps to $296.3 MM Ps, this result is due to higher premiums and technical income.

Select Figures

MM Ps	4Q06	3Q06	4Q05	12M06	12M05
Direct Premiums	145.2	151.6	122.1	551.2	464.3
Technical Income	67.1	80.3	52.2	236.4	195.3
Earnings From Investments	3.1	3.0	5.8	13.2	14.7
Monetary Position	(16.7)	(17.7)	(14.4)	(40.5)	(27.3)
Net Income	75.8	70.1	44.4	296.3	199.4
Total Assets	1,566.6	1,470.7	1,192.4	1,566.6	1,192.4
Investments	1,243.8	1,172.3	998.7	1,243.8	998.7
Reserves	219.0	219.8	218.8	219.0	218.8
Stockholders' Equity	1,090.6	1,014.8	819.0	1,090.6	819.0

APPENDIX
Banco Inbursa

CAPITALIZATION

(Constant MM Ps as of December 31, 2006)

TIER 1 CAPITAL	**20,258**	
STOCKHOLDERS' EQUITY		24,046
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS: INVESMENT IN SUBORDINATED DEBT		
INVESTMENTS IN FINANCIAL INSTITUTIONS		2,553
INVESTMENTS IN NON-FINANCIAL INSTITUTIONS		905
FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES		
EXCESS ON DEFERRED TAXES		
RESTRUCTURING CHARGES & OTHER INTANGIBLES		331
PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED		
OTHER ASSETS		
TIER 2 CAPITAL	**187**	
CAPITALIZATION INSTRUMENTS		
GENERAL PREVENTIVE RESERVES		187
SUBORDINATED DEBT		
TIER 1 & 2 CAPITAL	**20,444**	

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	2,877	230
PESO OR UDI REAL INTEREST RATE OPERATIONS	1,000	80
FOREIGN CURRENCY NOMINAL INTEREST RATE	3,579	286
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	19	2
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	2,443	195
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	805	65
TOTAL	**10,723**	**858**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GROUP I (RISK WEIGHT 0 %)		
GROUP II (RISK WEIGHT 20 %)	576	47
GROUP III (RISK WEIGHT 100 %)	57,241	4,578
SUB-TOTAL	**57,817**	**4,625**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,338	107
TOTAL	**59,155**	**4,732**

INVESTMENT IN SECURITIES December 31, 2006 *(Constant 000's Pesos as of September 30, 2006)*	
TRADING PORTFOLIO	**5,411,675**
Securities	356,280
Government Securities	1,669,775
Bankers' Acceptances	3,385,620
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**1,736,545**
Credit Link	1,736,545
Mexican Government Securities	

REPURCHASE PORTFOLIO December 31, 2006 *(Constant 000's Pesos as of September 30, 2006)*	
REPURCHASE AGREEMENTS	**39,049**
Cetes	0
Bondes	39,049
Bankers' Acceptances	0
RESELL AGREEMENTS	**39,201**
Cetes	0
Bondes	39,201
Bankers' Acceptances	

DEFERRED TAXES December 31, 2006 *(Constant 000's Pesos as of September 30, 2006)*	
TOTAL DEFERRED TAXES	**407,184**
Negotiable Financial Instruments	1,888
Stocks	23,941
Promotora's good will amortization	-1,261
Sinca's good will amortization	-6,712
UMS over price amortization	0
Buy-sell portfolio over price amort.	81,581
Forwards	197,004
Swaps	110,743

LOAN PORTFOLIO
(Constant MM Pesos as of December 31, 2006)

	4Q06	
	PERFORMING LOANS	NON PERFORMING LOANS
Commercial	52,551	337
Interbank	5,681	
Consumer	4,008	177
Mortgages	931	84
Government	756	
Fobaproa Bonds		
Total	**63,927**	**598**

LOAN PORTFOLIO	4Q06
Total Loan Portfolio	64,525
Loan Loss Reserves	8,856
TOTAL LOAN PORTFOLIO (NET)	**55,669**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	35,039	1,211	16,301	**52,551**
Interbank	5,529		152	**5,681**
Consumer	3,759	218	31	**4,008**
Mortgages	926	5		**931**
Government	756			**756**
Fobaproa Bonds				-
Total Performing Loans	**46,009**	**1,434**	**16,484**	**63,927**
NON PERFORMING LOANS				
Commercial	287		50	**337**
Interbank				**0**
Consumer	133		44	**177**
Mortgages	84			**84**
Total Non Permorming Loans	**504**	**0**	**94**	**598**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at September 30, 2006 (constant million pesos as of September 30, 2006)	**8,756**
- Adjustment for inflation Sep ´06 - Sep ´06	-161
Loan Loss Reserves at September, 2006 (million nominal pesos)	**8,595**
+ Provisions recorded during the period	345
+ Currency valuation & other	-84
Loan Loss Reserves at December 31, 2006.	**8,856**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of December 31, 2006)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**67,230.6**	**8,856.1**
Commercial Loans	**55,593.2**	**7,614.4**
Risk "A"	23,634.2	157.6
Risk "B"	26,230.5	3,162.8
Risk "C"	1,570.3	326.4
Risk "D"	442.7	265.6
Risk "E"	3,715.5	3,700.2
Except Federal Government		
Past Due Interest		1.7
Interbank Loans	**5,681.5**	**880.0**
Risk "A"	1,735.5	11.6
Risk "B"	3,239.3	161.7
Risk "C"		
Risk "D"		
Risk "E"	706.7	706.7
Mortgages Loans	**1,014.9**	**66.2**
Risk "A"	681.2	2.5
Risk "B"	212.5	19.6
Risk "C"	41.4	2.2
Risk "D"	30.1	7.1
Risk "E"	49.7	34.8
Consumer Loans	**4,185.0**	**238.0**
Risk "A"	3,646.5	18.2
Risk "B"	279.9	28.0
Risk "C"	62.3	28.0
Risk "D"	111.9	81.1
Risk "E"	84.4	82.6
Federal Govemment Loans	**756.0**	**37.7**
Risk "A"		
Risk "B"	756.0	37.7
Risk "C"		
Risk "D"		
Risk "E"		
Aditional Reserves		**19.7**

(Constant MM Pesos as of December 31, 2006)

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	44.2%	29,697	0% - 0.99%	190
B	45.7%	30,718	1% - 19.99%	3,410
C	2.5%	1,674	20% - 59.99%	357
D	0.9%	585	60% - 89.99%	354
E	6.8%	4,557	90% - 100%	4,524
Subtotal	**100%**	**67,231**		**8,835**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	21
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**67,231**	**Total Reserves**	**8,854**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING DECEMBER 31 2006 WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF DECEMBER 31, 2006. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES. THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON DECEMBER, 2006.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF DECEMBER 31 2006 FOR $2 $1 $2 $7 AND $34 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $3

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF DECEMBER 2006 FOR $18 $28 $28 $81 AND $82 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $20 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF DECEMBER 31, 2006.

MATURITY	TOTAL
1 to 7 days	1,003,768
8 days to 1 month	
1 to 3 months	766,394
3 to 6 months	
6 to 9 months	
9 months to 1 year	
1 to 2 years	730,955
2 to 3 years	
3 to 4 years	
4 to 5 years	
5 to 7 years	
7 to 9 years	
more than 9	
TOTAL	**2,501,117**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Interest Income	405.9	425.9	309.5	288.0	237.5	224.1
Interest Expense	268.3	276.2	154.6	149.1	113.9	87.9
FINANCIAL MARGIN	**137.6**	**149.7**	**155.0**	**138.8**	**123.6**	**136.2**
Loan Loss Provisions	36.2	14.0	42.7	30.5	32.8	31.7
RISK ADJUSTED NET INTEREST INCOME	**101.5**	**135.7**	**112.2**	**108.3**	**90.8**	**104.5**
Premiums	185.8	184.5	182.8	202.6	206.1	204.4
Comissions & Tariffs	36.3	39.0	45.5	39.2	49.7	36.6
Market-Related Income	(13.3)	(37.9)	114.6	64.5	(17.7)	(83.1)
TOTAL OPERATING INCOME	**310.3**	**321.2**	**455.0**	**414.6**	**328.9**	**262.4**
Aquisiton Cost	32.0	26.7	34.4	35.7	37.6	34.3
Contrctual obligatios & other net Cost	130.9	148.1	131.6	149.8	149.4	151.6
Policies dividends	3.6	2.7	3.6	5.5	1.8	3.0
Other Insurance & Bond reserves	2.4	2.4	2.6	2.0	4.5	2.7
Administrative Expenses	70.8	79.6	84.7	81.0	74.6	83.5
OPERATING INCOME	**70.6**	**61.8**	**198.1**	**140.7**	**61.0**	**(12.6)**
Other Expenses (Products)	(0.1)	(0.3)	0.3	(2.6)	1.4	6.9
NET INCOME BEFORES TAXES	**70.7**	**62.1**	**197.8**	**143.3**	**59.5**	**(19.5)**
Incurred Income Tax	52.4	(30.2)	47.1	37.3	16.8	(17.7)
Deferred Income Tax	(16.8)	(50.0)	(0.9)	14.8	26.5	(40.0)
NET INCOME BEFORE SUBSIDIARIES	**35.1**	**142.4**	**151.6**	**91.2**	**16.2**	**38.2**
Participated net income from subs.	10.4	17.1	(5.6)	1.2	7.1	15.3
RESULTS FROM CONTINUED OPERATION	**45.5**	**159.5**	**146.0**	**92.4**	**23.3**	**53.5**
NET INCOME	**45.5**	**159.5**	**146.0**	**92.4**	**23.3**	**53.5**
MINORITY INTEREST	**1.2**	**(2.3)**	**1.7**	**(1.9)**	**0.3**	**0.9**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Cash & due from Banks	**1,080.9**	**1,200.0**	**778.9**	**1,141.4**	**1,143.2**	**850.6**
Financial Instruments	**3,989.3**	**3,769.8**	**4,154.6**	**3,642.3**	**4,056.4**	**3,902.6**
Negotiable	1,766.9	1,508.7	1,903.6	1,601.4	1,950.3	1,758.4
For Sale	741.7	730.8	713.0	521.2	439.3	641.1
Held to Maturity	1,480.6	1,530.3	1,538.0	1,519.6	1,666.8	1,503.1
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.5**	**11.6**	**11.2**	**10.7**	**10.8**	**10.8**
Repos & Derivatives	**259.1**	**252.6**	**280.3**	**347.0**	**395.2**	**25.5**
Repo Operations	3.2	14.0	22.4	14.5	3.2	10.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	255.9	238.6	257.9	332.5	392.0	15.5
LOANS	**4,945.0**	**4,984.8**	**5,340.3**	**4,790.4**	**5,124.1**	**5,775.5**
Commercial	4,480.8	4,479.6	4,611.9	4,066.9	4,388.2	4,723.3
Interbank	60.0	102.0	244.5	243.5	217.9	525.5
Consumer	321.6	322.4	342.5	344.3	369.4	370.7
Housing	82.6	80.7	72.1	68.6	79.8	86.1
Federal Government	0.0	0.0	69.2	67.1	68.8	69.9
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**40.2**	**41.0**	**49.6**	**63.0**	**63.5**	**55.3**
TOTAL GROSS LOANS	**4,985.2**	**5,025.7**	**5,389.8**	**4,853.4**	**5,187.6**	**5,830.8**
Loan Loss Reserves	681.8	700.6	725.9	740.0	781.9	819.1
TOTAL NET LOANS	**4,303.4**	**4,325.1**	**4,664.0**	**4,113.5**	**4,405.6**	**5,011.6**
Receivables,Sundry Debtors & Adv. Payments	1,017.0	712.3	906.5	1,124.5	870.9	612.1
Fixed Assets (net)	101.2	121.4	118.4	117.0	121.5	151.9
Repossessed Assets	2.4	2.4	4.1	4.0	4.8	4.9
Permanent Equity Investments	306.1	330.7	326.0	332.8	332.0	582.2
Deferred Taxes (net)	0.0	0.0	0.1	0.0	0.0	0.4
Other assets,deferred charges & intangible	244.0	243.6	269.1	252.1	289.2	282.5
TOTAL ASSETS	**11,314.9**	**10,969.6**	**11,513.2**	**11,085.4**	**11,629.5**	**11,435.2**

LIABILITIES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
DEPOSITS	**4,020.4**	**4,290.7**	**4,629.9**	**3,700.2**	**4,335.0**	**4,511.4**
Demand Deposits	2,035.0	2,211.0	2,332.7	2,239.8	2,365.9	2,503.9
Time Deposits	94.5	154.2	2,297.2	1,460.4	1,969.2	2,007.5
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN' s	1,890.9	1,925.5	0.0	0.0	0.0	0.0
Contingency claim & Premium Reserves	**1,883.6**	**2,073.0**	**2,033.6**	**2,009.8**	**2,040.2**	**2,122.3**
INTERBANK LOANS & OTHER	270.8	172.8	246.6	101.3	120.3	84.2
REPO & DERIVATIVES OPERATIONS	**94.4**	**9.1**	**22.4**	**14.6**	**2.8**	**10.0**
Repo Operations	3.2	9.1	22.4	14.6	2.8	10.0
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	91.2	0.0	0.0	0.0	0.0	0.0
OTHER ACCOUNTS PAYABLE	**1,372.0**	**568.2**	**693.9**	**1,457.1**	**1,200.6**	**624.0**
Income tax & Employee profit sharing	123.4	69.1	60.2	87.0	109.6	68.6
Other accounts payable	1,248.6	499.1	633.7	1,370.1	1,091.0	555.4
DEFERRED TAXES	659.2	620.1	596.5	592.5	631.0	615.4
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**8,300.5**	**7,734.0**	**8,223.0**	**7,875.6**	**8,330.1**	**7,967.4**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**
Paid-in Capital	963.9	963.9	963.9	963.9	963.9	963.9
EARNED CAPITAL	**2,033.5**	**2,256.1**	**2,309.4**	**2,228.2**	**2,317.4**	**2,487.5**
Retained Earnings	1,903.4	1,932.8	1,724.6	1,705.2	1,995.9	2,510.2
Adjusments for changes in Accounting Principles	(129.4)	(91.6)	438.8	284.7	321.5	(22.6)
Net Income of the period	259.4	414.9	146.0	238.4	0.0	
Minority Interest	17.0	15.6	16.9	17.7	18.1	16.4
TOTAL STOCKHOLDERS' EQUITY	**3,014.4**	**3,235.6**	**3,290.2**	**3,209.8**	**3,299.4**	**3,467.8**
LIABILITIES & STOCKHOLDERS' EQUITY	**11,314.9**	**10,969.6**	**11,513.2**	**11,085.4**	**11,629.5**	**11,435.2**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Interest Income	267.0	260.7	188.0	160.0	162.6	184.7
Interest Expense	141.6	146.1	83.4	77.3	75.5	94.6
Financial Margin	**125.4**	**114.6**	**104.6**	**82.7**	**87.2**	**90.2**
Loan Loss Provisions	36.3	14.0	42.7	30.5	32.8	31.7
Risk Adjusted Net Interest Income	**89.1**	**100.6**	**61.9**	**52.2**	**54.3**	**58.4**
Comissions and Fees	28.5	17.3	35.4	35.7	42.5	27.4
Market-Related Income	(80.5)	(43.7)	27.8	31.2	(58.7)	(108.4)
Operating Revenues	**37.1**	**74.2**	**125.1**	**119.1**	**38.1**	**(22.5)**
Non-Interest Expense	45.6	41.0	39.1	46.5	40.6	41.4
Operating Income	**(8.6)**	**33.2**	**86.1**	**72.6**	**(2.5)**	**(63.9)**
Other Income (Expenses)	(0.2)	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**(8.7)**	**33.2**	**86.1**	**72.6**	**(2.5)**	**(63.9)**
Incurred Income Tax & Profit Sharing	24.4	(43.9)	21.9	15.9	11.3	(1.6)
Deferred Income Tax	(0.6)	(28.3)	(17.7)	14.3	9.3	(31.6)
Net Income before Subsidiaries' Net Income	**(32.5)**	**105.4**	**81.9**	**42.4**	**(23.2)**	**(30.7)**
Subsidiaries' Net Income	7.2	14.4	(6.2)	2.9	4.0	9.6
Continous Operations' Net Income	**(25.3)**	**119.8**	**75.6**	**45.3**	**(19.2)**	**(21.1)**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.0)	0.2	(0.1)	(0.0)	(0.4)	(0.2)
Net Income	**(25.3)**	**120.0**	**75.5**	**45.2**	**(19.6)**	**(21.3)**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

ASSETS	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Cash & Due From Banks	**1,091.6**	**1,208.1**	**783.5**	**1,145.5**	**1,152.1**	**860.9**
Financial Instruments	**912.4**	**643.6**	**958.3**	**556.1**	**801.5**	**697.9**
Negotiable	608.4	339.3	667.8	271.5	524.7	550.1
For Sale	0.2	0.0	0.0	0.0	0.0	0.0
Held to Maturity	303.9	304.3	290.5	284.6	276.9	147.9
Repos & Derivatives	**258.8**	**247.7**	**261.5**	**335.5**	**394.3**	**17.7**
Repo Operations	0.0	4.9	0.0	0.0	0.0	0.0
Derivatives	258.8	242.8	261.5	335.5	394.3	17.7
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**5,085.1**	**5,185.7**	**5,511.4**	**4,889.0**	**5,250.1**	**5,940.3**
Commercial	4,620.9	4,680.5	4,783.0	4,165.5	4,514.2	4,888.1
Interbank	60.0	102.0	244.5	243.5	217.9	525.5
Consumer	321.6	322.4	342.5	344.3	369.4	370.7
Housing	82.6	80.7	72.1	68.6	79.8	86.1
Federal Government	0.0	0.0	69.2	67.1	68.8	69.9
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**40.2**	**41.0**	**49.6**	**63.0**	**63.5**	**55.3**
Total Gross Loans	**5,125.3**	**5,226.7**	**5,561.0**	**4,952.0**	**5,313.5**	**5,995.6**
Preventive Provision for Credit Risks	**681.7**	**700.6**	**725.8**	**739.9**	**781.9**	**819.1**
Total Net Loans	**4,443.6**	**4,526.1**	**4,835.1**	**4,212.1**	**4,531.6**	**5,176.5**
Receivables & Sundry Debtors	655.5	159.1	429.0	630.8	402.3	73.1
Fixed Assets (net)	33.7	36.7	38.5	38.1	39.1	40.5
Repossessed Property	2.4	2.4	4.1	4.0	4.8	4.9
Permanent Equity Investments	254.2	274.7	270.8	270.9	268.1	298.9
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	51.0	46.6	84.3	53.8	49.7	48.4
TOTAL ASSETS	**7,703.1**	**7,145.0**	**7,665.2**	**7,246.7**	**7,643.6**	**7,218.8**

LIABILITIES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Deposits	**4,030.2**	**4,349.7**	**4,648.8**	**3,704.8**	**4,344.0**	**4,529.2**
Demand Deposits	2,044.4	2,269.5	2,350.8	2,244.1	2,374.7	2,521.3
Time Deposits	94.9	154.2	134.1	89.3	91.7	123.6
Bank Bonds	0.0	0.0	0.0	0.0	4.6	9.0
MTN´s	1,890.9	1,926.0	2,163.9	1,371.3	1,873.0	1,875.3
Interbank Loans & Other	398.9	201.1	225.0	181.2	142.2	231.3
Repo Operations	0.0	0.0	0.0	0.2	0.0	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	91.9	0.0	0.0	0.0	0.0	0.0
Other Accounts Payable	922.8	256.8	450.5	1,079.4	853.9	169.5
Income Tax & Employee Profit Sharing	73.1	25.9	20.3	33.2	42.8	25.3
Deferred Taxes	272.7	248.3	225.7	231.6	247.4	219.4
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,789.7**	**5,081.9**	**5,570.4**	**5,230.4**	**5,630.4**	**5,174.8**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**926.2**	**1,076.0**	**1,107.7**	**1,029.3**	**1,026.0**	**1,056.9**
Capital Reserves	242.8	242.8	242.8	242.8	242.8	242.8
Retained Earnings	1,126.0	1,126.0	1,126.0	1,126.0	1,126.0	1,126.0
Adjustment for Changes on Accounting Principles	(518.0)	(488.9)	(340.5)	(464.7)	(449.4)	(397.5)
Net income of the period	72.2	192.2	75.5	120.7	101.1	79.8
Minority Interest	3.2	3.8	3.8	4.3	5.4	5.7
Total Stockholders´ Equity	**1,913.3**	**2,063.1**	**2,094.9**	**2,016.4**	**2,013.2**	**2,044.0**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,703.1**	**7,145.0**	**7,665.2**	**7,246.7**	**7,643.6**	**7,218.8**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Revenue	**195.6**	**198.2**	**231.7**	**180.0**	**255.7**	**219.6**
Premiums	173.2	180.2	177.8	136.3	248.6	200.0
Investments Net.	22.4	17.9	53.9	43.7	7.1	19.6
Expenses and Claims	**164.0**	**177.8**	**174.8**	**155.2**	**229.7**	**200.8**
Claims and Other Contractual Obligations	109.3	123.4	107.0	119.8	135.8	125.5
Acquisition Cost	31.9	27.0	34.4	10.1	63.2	36.0
Policies Dividends	3.6	2.7	3.6	5.5	1.8	3.0
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.0
Operating Expenses	19.3	24.7	29.8	19.9	28.9	36.4
Income Before Subsidiaries Results	**31.6**	**20.4**	**57.0**	**24.7**	**26.0**	**18.8**
Subsidiaries Result	0.2	(0.6)	(0.1)	0.1	0.0	0.0
Income Before Taxes	**31.8**	**19.8**	**56.9**	**24.8**	**26.0**	**18.8**
Income tax	5.5	10.1	13.2	0.4	4.6	(5.8)
Deferred Income tax	2.2	(7.1)	12.5	1.8	9.6	(5.2)
Net Income	**24.1**	**16.8**	**31.1**	**22.6**	**11.8**	**29.8**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Investments	**1,352.1**	**1,330.6**	**1,377.2**	**1,419.7**	**1,451.5**	**1,536.1**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**746.1**	**728.5**	**757.4**	**946.4**	**971.4**	**707.9**
Fixed Income	746.1	728.5	757.4	946.4	971.4	707.9
Equity	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**527.6**	**521.5**	**540.0**	**392.5**	**307.9**	**533.1**
Fixed Income	337.4	317.8	373.7	221.7	103.7	243.6
Equity	190.2	203.7	166.3	170.8	204.3	289.5
Held to Maturity Investments	0.0	0.0	0.0	0.0	91.0	214.7
Investments on Real Estate for Leasing	11.5	11.6	11.2	10.7	10.8	10.8
Investments on Subsidiaries	11.3	10.9	10.9	11.7	11.0	9.2
Loans on policies	55.6	58.1	57.7	58.4	59.5	60.4
Cash	(2.0)	48.3	11.5	(2.9)	(1.6)	2.8
Interest Debtors	2.1	0.9	1.6	1.0	2.8	2.6
Premium debtors & Receivable	164.9	224.1	200.2	199.2	191.0	235.7
Reinsurers and receivable	**62.2**	**179.2**	**135.9**	**148.5**	**138.2**	**160.0**
Benefitts and claims	28.5	122.7	80.7	78.8	70.1	84.8
Policies reserves	33.8	56.5	55.2	69.8	68.1	75.1
Deferred Aquisition cost	63.4	68.3	66.5	67.8	70.3	73.9
Fixed Assets, net	43.6	48.4	47.3	47.3	49.9	54.1
Other assets	91.1	89.5	86.0	81.3	84.9	98.3
Total assets	**1,777.4**	**1,989.2**	**1,926.2**	**1,962.0**	**1,987.1**	**2,163.4**

LIABILITIES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Technical reserves	**821.5**	**973.4**	**942.3**	**958.8**	**953.1**	**1,005.2**
Uneamed premium reserve, claims pending for paid, life & h	397.6	400.6	414.3	410.2	407.8	393.8
Pending claims reserve, accidents & casualties and health	128.9	220.7	183.7	184.9	183.8	207.1
Other insurances fund	70.9	73.5	73.2	75.3	77.0	81.3
Uneamed premiums reserve of accident & casualty, and he	224.1	278.7	271.2	288.4	284.5	323.1
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**29.5**	**57.4**	**27.1**	**45.1**	**29.9**	**44.6**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	29.4	57.4	27.0	45.0	29.9	44.5
Deferred taxes	267.0	263.8	262.4	263.0	278.4	301.0
Income tax & profit sharing	14.3	16.1	20.9	19.1	25.0	18.5
Value Added Tax	22.5	29.3	25.5	26.0	21.5	28.7
Other labilities	102.2	105.3	99.6	102.4	113.4	122.7
Total liabilities	**1,257.0**	**1,445.3**	**1,377.8**	**1,414.4**	**1,421.3**	**1,520.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	88.3	91.4	73.8	75.3	85.3	126.4
Net Income	65.5	82.3	31.1	53.7	65.5	95.3
Retained eamings	329.0	342.9	410.3	393.3	380.1	379.9
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	38.9	28.6	34.5	26.6	36.1	42.3
Gain on valuation of real estate	59.3	59.3	59.3	59.3	59.3	59.3
Total stockholders equity	**520.4**	**543.9**	**548.4**	**547.6**	**565.7**	**642.6**
Total liabilities and stockholders equity	**1,777.4**	**1,989.2**	**1,926.2**	**1,962.0**	**1,987.1**	**2,163.4**

PENSIONES INBURSA
Income Statement
(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Revenue	**45.0**	**3.3**	**51.7**	**44.6**	**26.4**	**1.1**
Premiums	2.1	(6.0)	(4.7)	9.2	(5.6)	(12.7)
Investments Net.	42.9	9.3	56.4	35.4	32.0	13.8
Expenses and Claims	**21.3**	**24.0**	**23.0**	**20.3**	**22.0**	**20.6**
Claims and Other Contractual Obligations	17.3	18.0	18.2	17.3	17.5	17.6
Acquisition Cost	1.4	1.5	0.7	0.2	0.0	(0.1)
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	2.4	2.4	2.6	2.0	2.7	2.5
Operating Expenses	0.3	2.1	1.5	0.8	1.7	0.7
Income Before Taxes	**23.7**	**(20.7)**	**28.7**	**24.3**	**4.4**	**(19.4)**
Income tax	17.6	(1.4)	2.5	15.1	(5.5)	(17.5)
Deferred Income tax	(15.1)	(14.4)	6.9	(7.3)	7.1	(6.4)
Net income	**21.2**	**(4.9)**	**19.4**	**16.5**	**2.8**	**4.4**

PENSIONES INBURSA Balance Sheet (MM USD)						
ASSETS	**Sep-05**	**Dic-05**	**Mar-06**	**Jun-06**	**Sep-06**	**Dic-06**
Investments	**1,602.6**	**1,641.5**	**1,652.3**	**1,523.1**	**1,596.1**	**1,640.1**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**238.0**	**239.1**	**244.0**	**166.7**	**174.7**	**180.0**
Fixed Income	73.1	71.6	78.4	4.9	8.1	10.3
Equity	164.8	167.6	165.6	161.8	166.6	169.7
Investements for Sale	**188.4**	**177.6**	**161.5**	**120.9**	**121.4**	**102.2**
Fixed Income	186.4	175.1	158.9	118.3	118.2	98.1
Equity	2.0	2.4	2.6	2.6	3.2	4.1
Held to Maturity Investments	1,176.8	1,226.1	1,247.5	1,235.0	1,299.0	1,355.3
Derivatives	(2.1)	(4.2)	(3.6)	(2.9)	(2.3)	(2.1)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	1.6	3.0	3.0	3.6	3.3	4.7
Guarantee investments	0.0	0.0	0.0	(0.2)	0.0	0.0
Cash	0.5	0.9	1.3	2.1	1.1	2.6
Interest Debtors	19.0	32.3	18.8	25.4	13.6	27.4
Premium debtors & Receivable	33.9	31.7	37.8	32.1	32.4	20.5
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	3.4	3.6	3.4	3.7	3.9	29.8
Other assets	17.4	21.5	12.3	20.7	48.9	27.8
Total assets	**1,676.8**	**1,731.4**	**1,725.9**	**1,607.0**	**1,696.1**	**1,748.2**

LIABILITIES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Technical reserves	**1,057.4**	**1,094.1**	**1,084.3**	**1,043.3**	**1,077.3**	**1,107.2**
Unearned premium reserve, claims pending for paid, life &	1,029.7	1,065.3	1,055.8	1,016.2	1,049.4	1,078.2
Pending claims reserve, accidents & casualties and healt	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.1	0.2	0.3	0.0	0.0	0.0
Unearned premiums reserve of accident & casualty, and h	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	27.6	28.5	28.2	27.1	27.9	28.9
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	107.4	94.2	99.3	88.5	90.7	75.2
Income tax & profit sharing	15.3	14.1	2.7	17.1	19.4	12.9
Value Added Tax	(0.8)	(1.1)	(1.3)	(1.3)	(1.4)	(1.6)
Other labilities	158.3	182.2	180.8	94.1	133.5	163.3
Total liabilities	**1,337.6**	**1,383.4**	**1,365.8**	**1,241.7**	**1,319.6**	**1,356.9**
STOCKHOLDERS´ EQUITY						
Paid in capital	115.0	115.0	115.0	115.0	115.0	115.0
Other reserves	3.3	2.1	2.2	0.7	0.8	3.0
Net income	70.2	65.3	19.4	35.9	38.7	43.1
Retained earnings	199.9	214.3	279.0	278.4	279.6	285.0
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(62.9)	(60.5)	(68.5)	(78.0)	(70.3)	(65.5)
Minority Interest	13.8	11.8	13.0	13.3	12.7	10.7
Total stockholders equity	**339.2**	**348.0**	**360.1**	**365.3**	**376.5**	**391.3**
Total liabilities and stockholders equity	**1,676.8**	**1,731.4**	**1,725.9**	**1,607.0**	**1,696.1**	**1,748.2**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Earnings from Investment Sales	0.1	0.1	0.1	0.0	0.0	0.1
Asset Management Income	5.2	5.5	5.9	5.7	6.1	6.5
Earnings form Interest	0.1	0.3	(0.2)	0.0	0.1	0.2
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.4**	**5.9**	**5.8**	**5.8**	**6.2**	**6.9**
General Expenses	0.2	0.2	3.1	2.7	2.8	3.1
Total expenses	**0.2**	**0.2**	**3.1**	**2.7**	**2.8**	**3.1**
Earnings Before Taxes	**5.2**	**5.7**	**2.7**	**3.0**	**3.3**	**3.8**
Incurred Income Tax & Profit Sharing	1.5	1.6	0.9	0.8	1.0	1.1
Defferred Income Tax	0.6	0.9	(0.1)	(0.0)	0.9	0.9
Net Income Before Deferred Accounts	**3.1**	**3.2**	**1.8**	**2.2**	**1.5**	**1.8**
Earnings from subsidiaries	2.1	3.8	0.0	(0.2)	3.3	5.2
Unadjusted for monetary position result	**5.2**	**7.0**	**1.9**	**2.1**	**4.7**	**7.0**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**5.2**	**7.0**	**1.9**	**2.1**	**4.7**	**7.0**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	(0.0)	0.0	0.0	0.0
Negotiable Instruments	9.9	7.1	8.9	5.0	9.0	6.0
Sundry Debtors	1.7	1.9	2.0	2.2	2.6	2.7
Permanent investments	41.2	45.6	44.6	42.9	47.3	53.3
Receivable Taxes	3.6	0.0	0.9	2.6	3.2	0.0
TOTAL ASSETS	**56.3**	**54.6**	**56.5**	**52.8**	**62.0**	**62.0**
LIABILITIES						
Sundry Creditors	0.0	0.0	1.6	0.9	2.1	1.1
Payable Taxes	4.6	1.2	0.9	2.0	3.2	0.8
Deferred Income Tax	5.3	6.4	6.1	5.9	6.9	7.9
TOTAL LIABILITIES	**10.0**	**7.6**	**8.7**	**8.8**	**12.2**	**9.9**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	51.2	31.3	53.5	53.5	53.5	53.5
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	14.2	21.1	1.9	3.9	8.7	15.7
Forex effect on Stockholders´equity	(20.6)	(7.0)	(9.2)	(15.0)	(13.9)	(18.6)
TOTAL STOCKHOLDERS´ EQUITY	**46.4**	**47.0**	**47.8**	**44.0**	**49.8**	**52.1**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**56.3**	**54.6**	**56.5**	**52.8**	**62.0**	**62.0**

FIANZAS GUARDIANA INBURSA

Income Statement

US GAAP

(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Revenue	**12.7**	**11.7**	**22.5**	**10.6**	**11.9**	**20.1**
Premiums	10.9	10.6	10.1	9.8	11.3	17.2
Investments Net.	0.2	0.5	0.4	0.3	0.2	0.4
Earnings (losses) realized on investments	1.5	0.6	12.0	0.6	0.4	2.6
Benefitts, Expenses and Claims	**3.6**	**5.4**	**6.3**	**5.6**	**3.8**	**9.7**
Benefitts, Claims and Adjustments	4.3	6.7	6.4	4.9	3.8	8.5
Acquisition Cost	(1.2)	(1.8)	(0.7)	0.1	(0.4)	(1.5)
Operating Expenses	0.5	0.6	0.5	0.5	0.3	2.7
Income Before Taxes	**9.1**	**6.3**	**16.2**	**5.0**	**8.1**	**10.4**
						0.0
Income tax	1.7	2.6	2.9	3.3	3.1	2.2
Deferred Income tax	(4.6)	(1.8)	1.6	(0.1)	1.4	(1.9)
Net income	**12.1**	**5.5**	**11.7**	**1.8**	**3.6**	**10.1**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Investments	**77.7**	**83.4**	**88.0**	**87.3**	**92.2**	**102.1**
Negotiable Investments	**45.5**	**45.3**	**71.4**	**71.1**	**76.1**	**90.1**
Fixed Income	45.5	45.3	71.4	75.4	80.4	91.0
Equity	0.0	0.0	0.0	(4.3)	(4.3)	(1.0)
Investements for Sale	**25.5**	**32.1**	**11.5**	**7.9**	**10.0**	**5.8**
Fixed Income	14.0	4.1	3.9	5.9	6.4	1.1
Equity	11.5	28.0	7.6	2.0	3.6	4.6
Loans on policies	6.7	6.0	5.1	8.2	6.1	6.2
Cash	0.1	0.3	0.3	0.4	0.1	0.1
Premium debtors & Receivable	8.4	9.9	8.6	9.7	11.8	12.0
Reinsurers and receivable	**4.9**	**5.7**	**6.2**	**6.2**	**6.2**	**6.3**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	4.9	5.7	6.2	6.2	6.2	6.3
Deferred Aquisition cost	(1.4)	(1.5)	(1.6)	(1.7)	(1.5)	(1.7)
Fixed Assets, net	1.9	1.9	1.9	2.1	2.2	2.1
Other assets	0.3	2.2	4.3	11.3	14.4	17.1
Total assets	**91.9**	**101.9**	**107.7**	**115.3**	**125.4**	**138.0**

LIABILITIES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Technical reserves	**4.7**	**5.5**	**7.0**	**7.7**	**9.9**	**9.9**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	4.6	5.4	6.9	7.6	9.8	9.8
Other reserves	0.0	0.0	0.0	0.0	0.0	
Reinsurances payable	**1.1**	**0.7**	**0.9**	**2.0**	**1.5**	**1.1**
Retained deposits	0.5	0.5	0.5	0.6	0.4	0.4
Reinsurance premiums and payable	0.6	0.1	0.4	1.4	1.1	0.7
Income tax & profit sharing	7.9	6.6	5.4	5.3	6.0	5.3
Value Added Tax	1.7	1.7	1.8	1.9	2.2	2.1
Other labilities	6.4	9.3	11.0	13.9	16.8	19.3
Total liabilities	**21.9**	**23.8**	**26.1**	**30.8**	**36.4**	**37.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	7.1	7.1	4.6	5.5	5.5	5.5
Net Income	15.2	20.7	11.7	13.5	17.0	27.2
Retained eamings	38.0	40.6	55.5	53.6	54.7	55.6
Acummulated Deferred Taxes	(3.6)	(3.7)	(3.6)	(1.5)	(1.5)	(1.5)
Others	2.3	2.3	2.3	2.3	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	
Total stockholders equity	**70.0**	**78.1**	**81.5**	**84.5**	**89.1**	**100.2**
Total liabilities and stockholders equity	**91.9**	**101.9**	**107.7**	**115.3**	**125.4**	**138.0**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Earnings from management and custody	0.0	(0.0)	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	2.5	2.3	2.5	2.7
Interest Income	0.1	0.6	(0.0)	0.2	(0.0)	0.7
Comissions	9.6	25.4	12.7	6.2	9.9	11.2
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	4.7	5.3	(0.4)	3.8	18.0	20.1
Subsidiaries' Net Income	0.4	0.2	0.2	0.2	0.2	0.2
Other Income	0.0	0.1	0.1	0.1	0.1	(0.0)
Total Earnings	**14.9**	**31.5**	**15.0**	**12.9**	**30.6**	**34.9**
Interest expenses	0.0	0.4	0.0	0.1	(0.0)	0.1
Comissions and Fees	1.5	3.2	0.7	0.9	0.9	1.1
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	4.6	4.1	7.8	3.8	3.8	4.6
Contingency Fund	0.0	0.0	0.1	0.1	0.1	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.6	5.9	5.5	1.6	2.5	2.9
Incurred Employee Profit Sharing	1.3	(1.3)	0.0	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	(0.6)	2.0	(3.9)	0.7	4.1	4.2
Total Expenses	**8.5**	**14.4**	**10.2**	**7.3**	**11.5**	**12.9**
NET INCOME	**6.4**	**17.1**	**4.9**	**5.6**	**19.1**	**22.0**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

ASSETS	**Sep-05**	**Dic-05**	**Mar-06**	**Jun-06**	**Sep-06**	**Dic-06**
Cash & Banks	0.0	0.0	0.0	0.0	0.1	1.5
Financial Instruments	**114.4**	**133.3**	**133.8**	**131.4**	**155.2**	**177.6**
Negotiable	114.4	133.3	133.8	131.4	155.2	177.6
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	2.5	9.1	22.4	14.5	3.2	10.0
Other accounts receivable	0.3	0.5	2.3	1.4	3.4	1.6
Fixed assets,net	2.3	2.4	2.4	2.5	2.7	3.3
Permanent equity investments	3.8	3.8	4.0	4.0	4.4	4.7
Other Assets	13.3	10.4	11.8	15.7	18.6	18.4
TOTAL ASSETS	**136.6**	**159.6**	**176.8**	**169.5**	**187.4**	**217.1**
LIABILITIES						
Repo Operations	2.5	9.1	22.4	14.5	2.8	10.0
Other Account Payable	**11.2**	**7.7**	**14.0**	**13.3**	**16.1**	**9.3**
Income Tax & Employee profit sharing provision	7.4	4.4	9.7	10.0	12.6	5.5
Sundry creditors & other accounts payable	3.8	3.3	4.2	3.3	3.5	3.8
Deferred taxes	6.7	7.5	2.9	3.4	7.6	11.9
Total Liabilities	**20.4**	**24.3**	**39.3**	**31.2**	**26.5**	**31.2**
STOCKHOLDERS´ EQUITY						
Paid-in capital	31.8	31.8	31.8	31.8	31.8	31.8
Earned Capital	84.4	103.5	105.6	106.5	129.1	154.0
Capital reserves	9.3	9.3	9.3	9.3	9.3	9.3
Retained earnings	54.3	54.3	85.8	85.8	85.8	85.8
Net icome	14.5	31.5	4.9	10.4	29.6	51.5
Forex effect on Stockholders´equity	6.2	8.3	5.6	0.9	4.4	7.3
Total Stockholders' Equity	**116.2**	**135.4**	**137.4**	**138.3**	**161.0**	**185.9**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**136.6**	**159.6**	**176.8**	**169.5**	**187.4**	**217.0**

CNBV GAAP Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of December 31, 2006

(MM Ps.)	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Jan-Dec 2006	Acumulated Jan-Dec 2005
Interest Income	4,362.9	4,800.7	4,127.6	3,232.7	3,684.0	2,964.3	14,008.5	17,674.1
Interest Expense	(3,539.5)	(3,562.6)	(2,896.5)	(2,248.3)	(2,635.7)	(2,005.6)	(9,786.1)	(13,690.5)
Monetary Position	(133.4)	(338.7)	(256.1)	32.7	(269.8)	(443.2)	(936.4)	(666.4)
FINANCIAL MARGIN	**690.0**	**899.4**	**975.1**	**1,017.1**	**778.4**	**515.5**	**3,286.1**	**3,317.2**
Loan Loss Provisions	404.3	171.3	449.4	356.0	362.2	352.8	1,520.3	1,341.0
RISK ADJUSTED NII	**285.7**	**728.0**	**525.7**	**661.0**	**416.2**	**162.8**	**1,765.7**	**1,976.2**
Comissions & Tariffs	431.0	596.9	494.2	444.4	522.6	596.3	2,057.5	1,716.9
Market-Related Income	(286.1)	(350.5)	324.6	423.0	(456.9)	(938.3)	(647.6)	(177.2)
TOTAL OPERATING INCOME	**430.6**	**974.4**	**1,344.5**	**1,528.4**	**481.9**	**(179.3)**	**3,175.6**	**3,515.8**
Administrative Expenses	603.8	665.5	659.6	715.1	629.0	681.1	2,684.8	2,212.2
OPERATING INCOME	**(173.2)**	**308.9**	**684.9**	**813.3**	**(147.0)**	**(860.4)**	**490.8**	**1,303.6**
Other Expenses (Products)	(40.2)	(32.8)	(69.3)	(184.5)	(87.0)	9.2	(331.6)	(193.5)
NET INCOME BEFORES TAXES	**(133.0)**	**341.7**	**754.2**	**997.8**	**(60.0)**	**(869.6)**	**822.4**	**1,497.1**
Income Tax & Employee profit sharing	280.8	(415.9)	290.7	189.9	140.2	11.8	632.5	510.6
Deferred Taxes	(308.3)	588.4	(76.2)	183.0	(195.5)	(222.3)	(311.0)	138.8
NET INCOME BEFORE SUBSIDIARIES	**(105.4)**	**169.2**	**539.7**	**624.9**	**(4.7)**	**(659.0)**	**500.9**	**847.7**
Participated net income from subs.	550.8	244.7	536.2	490.6	333.6	588.3	1,948.7	2,154.6
RESULTS FROM CONTINUED OPERATION	**445.4**	**413.9**	**1,075.9**	**1,115.5**	**329.0**	**(70.7)**	**2,449.6**	**3,002.3**
Extraordinary Income	0.0	29.5	0.0	0.0	0.0	14.8	14.8	29.5
NET INCOME	**445.4**	**443.4**	**1,075.9**	**1,115.5**	**329.0**	**(55.9)**	**2,464.4**	**3,031.7**
MINORITARY INTEREST	**(0.0)**	**(2.8)**	**0.0**	**1.8**	**4.1**	**1.2**	**7.0**	**0.3**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
MM of constant pesos as of December 31, 2006

ASSETS	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
Cash & due from Banks	**12,260.8**	**13,368.6**	**8,798.3**	**13,348.9**	**12,862.3**	**9,325.2**
Financial Instruments	**11,698.3**	**8,852.0**	**12,600.5**	**8,179.3**	**11,228.4**	**10,036.2**
Negotiable	8,282.9	5,485.2	9,335.8	4,862.6	8,137.6	8,466.7
For Sale	1.9	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,413.5	3,366.8	3,264.8	3,316.7	3,090.8	1,569.5
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**2,934.7**	**4,178.1**	**5,100.0**	**7,510.9**	**6,345.5**	**3,088.1**
Repo Operations	36.1	157.5	505.1	343.4	51.4	148.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	2,898.6	4,020.7	4,594.9	7,167.5	6,294.1	2,939.5
LOANS	**56,988.7**	**57,100.4**	**61,661.4**	**56,757.3**	**58,409.3**	**64,035.0**
Commercial	51,774.7	51,510.2	53,476.1	48,326.5	50,194.2	52,659.2
Interbank	673.9	1,128.8	2,748.1	2,837.6	2,432.1	5,681.5
Consumer	3,612.7	3,568.0	3,849.2	4,011.7	4,124.4	4,007.9
Housing	927.3	893.5	810.1	799.5	890.5	930.4
Federal Government	0.0	0.0	777.9	782.0	768.2	756.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**451.6**	**453.2**	**557.3**	**734.7**	**708.7**	**598.0**
TOTAL GROSS LOANS	**57,440.3**	**57,553.6**	**62,218.7**	**57,492.0**	**59,118.0**	**64,633.0**
Loan Loss Reserves	7,657.7	7,752.0	8,157.0	8,622.9	8,729.1	8,856.3
TOTAL NET LOANS	**49,782.6**	**49,801.6**	**54,061.7**	**48,869.1**	**50,388.9**	**55,776.7**
Receivables,Sundry Debtors & Adv. Payments	7,387.9	1,788.1	4,853.1	7,402.6	4,541.7	837.3
Fixed Assets (net)	719.7	886.7	881.0	882.5	876.6	865.9
Repossessed Assets	26.4	26.7	45.7	47.1	53.1	53.1
Permanent Equity Investments	9,627.4	9,966.6	10,564.5	10,997.4	11,166.7	11,702.2
Deferred Taxes (net)	0.0	0.0	1.3	0.3	0.2	4.3
Other assets,deferred charges & intangible	742.0	623.0	1,059.3	812.3	770.9	688.5
TOTAL ASSETS	**95,179.8**	**89,491.4**	**97,965.6**	**98,050.3**	**98,234.3**	**92,377.6**

LIABILITIES	Sep-05	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06
DEPOSITS	**45,262.6**	**48,115.7**	**52,223.0**	**43,161.6**	**48,491.1**	**48,962.5**
Demand Deposits	22,961.5	25,103.2	26,407.9	26,143.0	26,508.0	27,258.0
Time Deposits	22,301.1	23,012.6	25,815.1	17,018.6	21,983.1	21,704.6
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	4,486.8	2,231.2	2,532.5	2,114.7	1,590.2	2,502.8
	1,060.4	**1,437.2**	**2,161.4**	**3,603.6**	**1,939.7**	**2,897.1**
Repo Operations	36.4	157.4	504.9	345.2	47.5	148.7
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,024.0	1,279.7	1,656.5	3,258.4	1,892.3	2,748.4
OTHER ACCOUNTS PAYABLE	**11,380.3**	**3,241.0**	**5,471.6**	**13,179.2**	**10,246.4**	**2,231.5**
Income tax & Employee profit sharing	955.6	349.3	343.4	519.1	645.3	332.2
Other accounts payable	10,424.7	2,891.7	5,128.1	12,660.2	9,601.1	1,899.3
DEFERRED TAXES	454.6	1,020.4	937.2	1,121.5	908.8	664.7
DEFERRED CREDITS	0.9	1.0	0.9	0.9	1.0	1.1
TOTAL LIABILITIES	**62,645.5**	**56,046.4**	**63,326.6**	**63,181.6**	**63,177.3**	**57,259.7**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**13,940.7**	**14,132.9**	**14,177.3**	**14,188.1**	**14,103.0**	**14,147.7**
Paid-in Capital	13,329.9	13,513.7	13,556.2	13,566.5	13,485.2	13,527.9
Share Subscription Premium	610.8	619.2	621.1	621.6	617.9	619.8
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**18,558.9**	**19,271.1**	**20,419.2**	**20,631.4**	**20,894.6**	**20,909.5**
Capital Reserves	2,835.5	2,874.5	2,883.6	2,885.8	2,868.5	2,877.6
Retained Earnings	24,575.3	24,914.1	28,033.5	27,128.1	26,965.6	27,051.0
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,137.6)	(1,107.4)	(1,098.2)	(1,089.8)	(1,034.4)	(1,024.0)
Surplus (deficit) from Equity Restatement	(10,299.5)	(10,441.5)	(10,474.4)	(10,482.3)	(10,419.5)	(10,452.5)
Net income of the period	2,585.3	3,031.4	1,074.8	2,189.6	2,514.5	2,457.4
Minority Interest	34.7	40.9	42.3	49.3	59.3	60.7
TOTAL STOCKHOLDERS' EQUITY	**32,534.3**	**33,444.9**	**34,638.9**	**34,868.7**	**35,057.0**	**35,117.9**
LIABILITIES & STOCKHOLDERS' EQUITY	**95,179.8**	**89,491.4**	**97,965.5**	**98,050.3**	**98,234.3**	**92,377.6**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM of constant pesos as of December 31, 2006

CUSTOMER POSITION ACCOUNTS	Dic-06
CUSTOMER CURRENT ACCOUNTS	**(131.6)**
Customer bank balances	0.2
Custumer transaction liquidations	(131.8)
Client loans	
CUSTOMER SECURITIES	**1,419,442.2**
Assets in custody or under administration	1,416,924.3
Assets received in guarantee	2,517.8
TRANSACTIONS ON BEHALF OF CUSTOMERS	**63,083.8**
Customer Repos	63,083.8
Customer Securities Loans	
Purchase of Derivatives	
TOTAL CUSTOMER POSITION	**1,482,394.4**

COMPANY POSITION ACCOUNTS	Dic-06
REGISTRY ACCOUNTS	**1,206,757.8**
Guarantees granted	2,488.5
Assets under trust	222,942.6
Assets under custody or administration	979,392.4
Irrevocable lines of credit granted	
Shares held in custody	1,920.6
Other contingent obligations	13.6
REPO OPERATIONS	
	(100.1)
Receivables on repurchase agreements	96,807.3
Reporchase agreement creditors	(96,907.3)
	100.1
Repurchase agreement debtors	97,224.2
Payables on repurchase agreements	(97,124.0)
TOTAL OWN POSITION	**1,206,757.8**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2006

(MM PS)

	Dic-06
OPERATING ACTIVITIES	
Net Income	2,457
Subsidiaries' Income	(1,949)
Depreciation & Amortization	174
Loan Loss Reserves	1,520
Valuation Result	568
Deferred taxes	(311)
	2,460
Cash increase (decrease) from funding	796
Cash increase (decrease) from Loan Portfolio	(7,443)
Cash increase (decrease) from Trading Operation	(1,743)
Cash increase (decrease) from Derivative Financial Instruments	2,553
Cash increase (decrease) in Accounts Payable-Recivable	(152)
Banking Loans & Other Financial Institutions	269
	(5,720)
Cash flow from operating activities	**(3,259)**
Financing Activities	
Increase (decrease) of Stocholders' Equity	
Dividend payment	(924)
Spin-Off	
Cash Flow From Financing Activities	**(924)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	176
Decrease of deferred loans	(50)
Decrease on personnel loans	
Cash Flow From Investment Activities	**126**
Net Increase in Cash	**(4,057)**
Cash at beginning of the period	**13,383**
Cash at end of period	**9,325**

BANCO INBURSA

Consolidated Income Statement

MM of constant pesos as of December 31, 2006	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Dec '06	Acumulated Dec '05
Interest Income	3,260.3	3,273.7	3,034.0	2,694.5	2,296.3	2,361.0	10,385.8	12,902.1
Interest Expense	2,201.0	2,110.9	1,890.5	1,752.0	1,381.9	1,503.8	6,528.2	8,618.2
Monetary Position	(123.4)	(312.8)	(236.1)	29.3	(244.2)	(395.0)	(846.0)	(616.8)
Financial Margin	**936.0**	**850.0**	**907.4**	**971.8**	**670.2**	**462.2**	**3,011.6**	**3,667.1**
Loan Loss Provisions	405.5	171.3	449.2	355.9	362.2	352.8	1,520.2	1,341.0
Risk Adjusted Net Interest Income	**530.5**	**678.6**	**458.2**	**615.8**	**308.0**	**109.4**	**1,491.4**	**2,326.1**
Comissions and Fees	340.6	343.2	362.7	382.0	425.2	443.2	1,613.1	1,231.7
Market-Related Income	(648.4)	(422.1)	337.4	375.8	(651.0)	(1,165.0)	(1,102.9)	(975.8)
Operating Revenues	**222.7**	**599.8**	**1,158.3**	**1,373.6**	**82.1**	**(612.4)**	**2,001.6**	**2,582.1**
Non-Interest Expense	528.4	581.0	530.7	636.3	551.3	532.0	2,250.1	1,906.9
Operating Income	**(305.7)**	**18.8**	**627.7**	**737.4**	**(469.1)**	**(1,144.4)**	**(248.5)**	**675.2**
Other Income (Expenses)	21.7	5.4	51.2	161.3	65.1	(37.4)	240.2	115.8
Earnings Before Taxes	**(284.0)**	**24.2**	**678.9**	**898.6**	**(404.1)**	**(1,181.8)**	**(8.3)**	**791.0**
Incurred Income Tax & Profit Sharing	243.4	(506.1)	219.0	169.0	87.1	(35.6)	439.4	317.9
Deferred Income Tax	(323.4)	570.2	(29.9)	175.7	(251.4)	(273.3)	(379.0)	88.2
Net Income Before Subsidiaries' Net Income	**(203.9)**	**(40.0)**	**489.8**	**553.9**	**(239.7)**	**(872.8)**	**(68.8)**	**384.9**
Subsidiaries' Net Income	76.0	159.7	(69.4)	32.8	47.9	108.5	119.8	662.2
Continous Operations' Net Income	**(127.9)**	**119.8**	**420.4**	**586.8**	**(191.8)**	**(764.3)**	**51.1**	**1,047.1**
Discontinued Operations & Extraordinary Items	0.0	29.5	0.0	0.0	0.0	14.8	14.8	29.5
Minority Interest	0.0	2.8	(1.1)	2.9	(7.6)	(1.2)	(7.0)	(0.3)
Net Income	**(127.9)**	**152.0**	**419.3**	**589.6**	**(199.4)**	**(750.7)**	**58.9**	**1,076.4**

BANCO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of December 31, 2006

Assets	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Cash & Due From Banks	**12,260.4**	**13,367.5**	**8,803.6**	**13,348.5**	**12,861.2**	**9,308.0**
Financial Instruments	**10,248.9**	**7,121.2**	**10,769.5**	**6,480.2**	**8,948.3**	**7,545.5**
Negotiable	6,833.5	3,754.5	7,504.7	3,163.5	5,857.4	5,947.0
For Sale	1.9	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,413.5	3,366.8	3,264.8	3,316.7	3,090.8	1,598.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**2,906.9**	**4,074.7**	**4,848.2**	**7,342.3**	**6,310.2**	**2,980.1**
Repo Operations	8.3	54.1	253.3	174.8	16.0	40.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	2,898.6	4,020.7	4,594.9	7,167.5	6,294.1	2,939.5
LOANS	**57,117.8**	**57,382.4**	**61,935.2**	**56,972.9**	**58,610.1**	**64,224.0**
Commercial	51,903.9	51,792.2	53,749.9	48,542.1	50,394.9	52,848.2
Interbank	673.9	1,128.8	2,748.1	2,837.6	2,432.1	5,681.5
Consumer	3,612.7	3,568.0	3,849.2	4,011.7	4,124.4	4,007.9
Housing	927.3	893.5	810.1	799.5	890.5	930.4
Federal Government	0.0	0.0	777.9	782.0	768.2	756.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**451.6**	**453.1**	**557.2**	**734.2**	**708.6**	**597.8**
Total Gross Loans	**57,569.4**	**57,835.5**	**62,492.4**	**57,707.1**	**59,318.7**	**64,821.8**
Preventive Provision for Credit Risks	**(7,657.6)**	**(7,751.9)**	**(8,156.8)**	**(8,622.6)**	**(8,728.8)**	**(8,856.1)**
Total Net Loans	**49,911.8**	**50,083.6**	**54,335.6**	**49,084.5**	**50,589.8**	**55,965.8**
Receivables,Sundry Debtors & Adv. Payments	7,362.3	1,760.5	4,821.4	7,351.1	4,491.7	790.6
Fixed Assets (net)	499.6	532.2	560.9	568.8	566.5	572.2
Repossessed Property	26.4	26.7	45.7	47.1	53.1	53.1
Permanent Equity Investments	2,934.3	3,130.0	3,092.3	3,197.8	3,222.8	3,295.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	541.0	481.9	913.2	590.1	517.2	484.8
TOTAL ASSETS	**86,691.7**	**80,578.4**	**88,190.5**	**88,010.2**	**87,560.8**	**80,995.9**

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Deposits	**45,268.1**	**48,131.0**	**52,241.3**	**43,172.4**	**48,495.2**	**48,967.8**
Demand Deposits	22,963.2	25,112.5	26,416.5	26,151.3	26,509.8	27,259.1
Time Deposits	22,304.9	23,018.5	25,824.8	17,021.1	21,985.3	21,708.7
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	4,481.2	2,225.5	2,528.0	2,111.1	1,587.4	2,501.1
Repo Operations	8.6	54.0	252.9	176.7	16.0	40.8
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,024.0	1,279.7	1,656.5	3,258.4	1,892.3	2,748.4
Other Accounts Payable	10,364.9	2,841.7	5,062.2	12,541.1	9,532.3	1,832.3
Income Tax & Employee Profit Sharing	815.1	280.6	221.6	391.4	470.7	267.3
Deferred Taxes	322.6	870.8	833.8	1,011.8	745.8	449.2
Deferred Credits	0.9	1.0	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**62,285.4**	**55,684.3**	**62,797.3**	**62,663.8**	**62,740.5**	**56,807.6**
SUSCRIBED CAPITAL	**14,641.9**	**14,843.8**	**14,890.5**	**14,901.8**	**14,812.5**	**14,859.4**
Paid-in Capital	14,641.9	14,843.8	14,890.5	14,901.8	14,812.5	14,859.4
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**9,764.3**	**10,050.2**	**10,502.7**	**10,444.7**	**10,007.8**	**9,328.8**
Capital Reserves	4,743.4	4,808.8	4,823.9	4,934.4	4,904.8	4,921.6
Retained Earnings	13,850.8	14,041.8	15,165.7	14,406.0	14,114.4	14,157.9
Income of Changes on Accounting Principles	146.3	154.5	155.3	161.1	170.6	212.6
Available for Sale	(0.0)	0.0	0.0	0.0	0.0	0.0
Surplus (deficit) from equity restatement	(9,935.0)	(10,072.0)	(10,103.7)	(10,111.3)	(10,050.7)	(10,082.6)
Net income of the period	924.3	1,076.4	419.3	1,005.5	809.6	58.9
Minority Interest	34.5	40.8	42.1	49.1	59.1	60.5
Total Stockholders' Equity	**24,406.3**	**24,894.1**	**25,393.2**	**25,346.5**	**24,820.2**	**24,188.3**
LIABILITIES & STOCKHOLDERS' EQUITY	**86,691.7**	**80,578.4**	**88,190.5**	**88,010.2**	**87,560.8**	**80,995.9**

MEMORANDUM ACCOUNTS						
MM of constant pesos as of December 31, 2006	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	1.9	0.0	0.0	0.0	0.0	0.0
Irrevocable Lines of Credit Granted	2,897.4	2,917.4	2,608.2	2,553.4	2,527.0	2,603.4
Goods in Trust or Mandate	195,303.6	205,391.1	205,212.3	213,870.8	226,394.3	240,827.4
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	669,911.8	818,641.0	854,866.6	913,700.3	993,588.5	1,099,923.2
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	667,603.2	683,138.4	627,258.0	761,746.9	789,626.3	841,688.1
	1,535,717.9	**1,710,087.9**	**1,689,945.1**	**1,891,871.4**	**2,012,136.0**	**2,185,042.1**
Receivables on Repurchase Agreements	38,272.3	52,903.7	57,759.0	56,826.5	34,245.6	26,120.4
Repurchase Agreement Creditors	38,278.8	52,886.2	57,937.4	56,937.9	34,250.4	26,159.6
Net	**(6.5)**	**17.5**	**(178.4)**	**(111.4)**	**(4.8)**	**(39.2)**
Repurchase Agreement Debtors	38,575.3	52,886.2	60,052.1	57,455.0	34,572.1	26,515.2
Payables on Repurchase Agreements	38,569.1	52,903.7	59,873.4	57,345.3	34,567.2	26,476.1
Net	**6.2**	**(17.5)**	**178.7**	**109.6**	**4.8**	**39.0**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT DECEMBER 31, 2006

(MM PS)

	Sep-06
OPERATING ACTIVITIES	
Net Income	58.9
Subsidiaries' Income	119.8
Depreciation & Amortization	107.1
Loan Loss Reserves	1,520.2
Market Related Result	
Valuation Result	(859.4)
Minoritary Interest	19.7
Provision for diverse obligations	(13.6)
Extraordinary operations	(14.8)
	937.8
Cash increase (decrease) from funding	786.1
Cash increase (decrease) from Loan Portfolio	(6,007.3)
Decrease or Increase in treasury transactions	955.2
Cash increase (decrease) from Derivative Financial Instruments	
Banking Loans & Other Financial Institutions	273.2
Other increase (decrease) related with the operation	
Repo Operations	
	(3,992.7)
Cash flow from operating activities	**(3,054.9)**
Financing Activities	**(868.4)**
Dividends Payment	(868.4)
Spin-Offs	
Cash Flow From Financing Activities	**(868.4)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(220.3)
Buy(sell) of fixed assets	39.4
Receivables,Sundry Debtors & Adv. Payments	971.7
Deferred Charges	(0.1)
Repossessed Property	26.4
Other assets, deferred charges & intangible	10.6
Deferred Taxes	34.4
Other Accounts Payable & Recievable	(1,012.4)
Cash Flow From Investment Activities	**(150.2)**
Net Increase in Cash	**(4,073.5)**
Cash at beginning of the period	**13,381.5**
Cash at end of period	**9,308.0**

OPERADORA INBURSA

Income Statement

MM of constant pesos as of December 31, 2006	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Dec '06	Acumulated Dec '05
Earnings from Investment Sales	1.0	1.1	1.0	0.4	0.5	1.1	3.0	5.8
Asset Management Income	56.8	61.3	64.5	65.9	66.9	66.3	263.6	227.5
Earnings form Interest	0.1	0.0	0.1	0.1	(0.0)	0.2	0.4	1.3
Unrealized Gain on Portfolio Valuation	1.2	3.3	(2.1)	(0.5)	0.9	2.8	1.0	10.8
Total Earnings	**59.1**	**65.7**	**63.6**	**65.9**	**68.3**	**70.3**	**268.0**	**245.4**
General Expenses	2.3	2.5	34.2	31.5	31.2	31.2	128.2	10.2
Total expenses	**2.3**	**2.5**	**34.2**	**31.5**	**31.2**	**31.2**	**128.2**	**10.2**
Earnings Before Taxes	**56.8**	**63.2**	**29.3**	**34.4**	**37.1**	**39.1**	**139.9**	**235.2**
Incurred Income Tax & Profit Sharing	23.4	28.2	9.4	9.4	20.5	20.3	59.6	94.4
Net Income Before Deferred Accounts	**33.4**	**35.1**	**19.9**	**25.0**	**16.6**	**18.8**	**80.3**	**140.8**
Earnings from subsidiaries	23.7	42.6	0.5	(1.8)	36.3	55.5	90.6	98.1
Unadjusted for monetary position result	**57.1**	**77.6**	**20.4**	**23.2**	**52.9**	**74.3**	**170.8**	**239.0**
Monetary position	**(3.0)**	**(7.3)**	**(6.2)**	**0.6**	**(6.3)**	**(10.6)**	**(22.5)**	**(14.9)**
Net income result actualization	0.9	2.6	0.1	0.6	(0.2)	2.5	3.0	3.6
Net Income	**54.9**	**73.0**	**14.3**	**24.5**	**46.3**	**66.2**	**151.3**	**227.6**

OPERADORA INBURSA

BALANCE SHEET

MM of constant pesos as of December 31, 2006

ASSETS	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	124.8	167.7	70.0	111.4	78.7	100.6	58.4	100.1	65.2
Sundry Debtors	23.1	18.5	18.6	19.3	21.2	22.3	26.1	28.8	29.5
Provisional Payments	0.0	0.0	0.0	0.0	0.0	10.5	30.1	35.4	0.0
Permanent investments	413.6	415.1	442.2	462.2	504.6	501.3	500.5	527.7	576.0
Receivable Taxes	0.0	14.0	25.0	40.0	0.0	0.0	0.0	0.0	0.0
TOTAL ASSETS	**561.4**	**615.3**	**555.9**	**632.8**	**604.5**	**634.7**	**615.1**	**692.0**	**670.7**
LIABILITIES & STOCKHOLDERS' EQUITY									
Sundry Creditors	0.0	0.0	0.1	0.0	0.0	18.4	11.0	22.9	12.4
Payable Taxes	4.6	18.2	35.2	51.9	13.7	10.3	23.0	36.0	9.1
Deferred Income Tax	42.8	44.1	53.5	60.0	70.5	69.1	68.8	77.3	85.6
TOTAL LIABILITIES	**47.4**	**62.3**	**88.9**	**111.9**	**84.1**	**97.8**	**102.8**	**136.2**	**107.2**
STOCKHOLDERS' EQUITY									
Stockholders' Equity	22.8	22.7	22.8	22.7	23.0	23.1	0.0	0.0	23.1
Legal Reserve	4.2	4.2	4.2	4.2	4.3	4.3	0.0	0.0	4.3
Retained Earnings	359.8	537.5	391.7	390.6	317.4	547.4	0.0	0.0	437.0
Surplus (deficit) from equity restatement	(51.5)	(51.4)	(51.5)	(51.3)	(52.0)	(52.2)	0.0	0.0	(52.1)
Net income	178.6	39.9	99.8	154.7	227.6	14.3	38.8	85.1	151.3
TOTAL STOCKHOLDERS' EQUITY	**514.0**	**553.0**	**467.0**	**520.9**	**520.4**	**536.9**	**512.3**	**555.8**	**563.5**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**561.4**	**615.3**	**555.9**	**632.8**	**604.5**	**634.7**	**615.1**	**692.0**	**670.7**

INVERSORA BURSATIL
Income Statement

MM of constant pesos as of December 31, 2006	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Dec '06	Dec '05
Commisions & Tariffs	91.0	254.7	158.7	89.8	126.4	139.8	514.6	488.3
Earnings From Services	**91.0**	**254.7**	**158.7**	**89.8**	**126.4**	**139.8**	**514.6**	**488.3**
Income from sale of securities	332.8	31.9	178.1	24.7	19.3	29.4	251.5	696.2
Interest Income	3,116.1	1,367.6	1,002.7	472.6	1,279.6	488.0	3,242.9	4,483.2
Interest Expense	(3,423.0)	(1,372.5)	(996.6)	(475.4)	(1,273.0)	(484.5)	(3,229.5)	(5,072.5)
Unrealized gain on Portfolio Valuation	28.1	36.3	(188.7)	22.2	174.3	195.3	203.1	91.4
Monetary Position	(7.4)	(19.4)	(14.8)	2.1	(19.2)	(33.7)	(65.7)	(36.3)
Financial Margin	**46.6**	**43.9**	**(19.4)**	**46.1**	**181.0**	**194.5**	**402.2**	**162.1**
Operating Income	**137.6**	**298.6**	**139.3**	**135.9**	**307.3**	**334.2**	**916.8**	**650.3**
General Expenses	52.9	49.6	86.9	46.8	43.3	51.3	228.3	201.9
Operating Margin	**84.8**	**249.1**	**52.3**	**89.1**	**264.1**	**283.0**	**688.5**	**448.5**
Other Expenses (Income)	(0.3)	(0.8)	(0.6)	(1.4)	(0.9)	0.3	(2.7)	(1.9)
Net Income Before Income Tax & Profit Sharing	**85.1**	**249.9**	**53.0**	**90.5**	**265.0**	**282.7**	**691.3**	**450.3**
Incurred Income Tax & Profit Sharing	17.3	67.6	59.8	20.3	27.7	31.5	139.3	113.1
Deffered Income Tax	8.2	7.4	(44.2)	6.7	46.0	45.4	54.0	21.9
Net Income Before Subsidiaries' Net Income	**59.6**	**174.9**	**37.3**	**63.6**	**191.3**	**205.8**	**497.9**	**315.4**
Subsidiaries' Net Income	4.6	1.9	2.1	2.5	1.9	2.3	8.9	10.8
Net Income	**64.1**	**176.8**	**39.4**	**66.1**	**193.2**	**208.2**	**506.8**	**326.2**

INVERSORA BURSATIL

MM of constant pesos as of December 31, 2006

ASSETS	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Cash & Banks	**0.1**	**0.5**	**0.1**	**0.3**	**0.9**	**16.7**
FINANCIAL INSTRUMENTS	**1,285.3**	**1,475.3**	**1,504.1**	**1,531.0**	**1,732.3**	**1,920.6**
Negotiable	1,285.3	1,475.3	1,504.1	1,531.0	1,732.3	1,920.6
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**27.8**	**103.4**	**251.8**	**168.5**	**35.3**	**108.0**
Repo Operations	27.8	103.4	251.8	168.5	35.3	108.0
Other accounts receivable	3.8	5.0	26.1	16.1	37.4	17.2
Fixed assets,net	26.2	26.8	27.0	29.7	30.3	35.0
Permanent equity investments	42.5	42.6	44.7	46.7	48.8	50.6
Other Assets	148.9	115.5	132.7	182.7	207.5	198.6
TOTAL ASSETS	**1,534.6**	**1,769.1**	**1,986.5**	**1,975.0**	**2,092.4**	**2,346.6**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**27.8**	**103.4**	**252.0**	**168.5**	**31.5**	**108.0**
Repo Operations	27.8	103.4	252.0	168.5	31.5	108.0
Other Account Payable	**126.2**	**85.2**	**156.9**	**154.7**	**179.5**	**100.8**
Income Tax & Employee profit sharing provision	83.2	48.4	109.5	116.1	140.5	59.6
Sundry creditors & other accounts payable	43.0	36.7	47.3	38.5	39.0	41.2
Deferred taxes	71.4	78.6	33.8	40.6	85.4	129.4
Total Liabilities	**225.4**	**267.2**	**442.6**	**363.8**	**296.4**	**338.1**
STOCKHOLDERS' EQUITY						
Suscribed capital	**695.3**	**704.9**	**707.1**	**794.1**	**789.4**	**791.9**
Paid-in capital	695.3	704.9	707.1	794.1	789.4	791.9
Earned Capital	**614.0**	**797.1**	**836.8**	**817.1**	**1,006.6**	**1,216.6**
Capital reserves	88.2	89.4	89.7	105.9	105.3	105.6
Retained earnings	590.1	598.2	927.3	825.3	820.4	823.0
Valuation effect in assoc. & affiliated companies	35.6	36.0	33.9	34.1	34.4	34.2
Surplus (deficit) of equity restatement	(249.3)	(252.7)	(253.5)	(253.7)	(252.2)	(253.0)
Net icome	149.3	326.1	39.4	105.5	298.7	506.8
Stockholders' Equity	**1,309.2**	**1,502.0**	**1,543.9**	**1,611.2**	**1,796.0**	**2,008.5**
Total Liabilities & Stockholders' Equity	**1,534.6**	**1,769.1**	**1,986.5**	**1,975.0**	**2,092.4**	**2,346.6**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of December 31, 2006

	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Dec '06	Acumulated Dec '05
Premiums written	2,031.3	2,734.0	2,117.8	2,559.5	2,098.0	2,498.2	9,273.6	8,821.8
Premiums ceded	360.6	643.4	260.3	520.3	430.1	579.7	1,790.4	1,614.0
Retained Premiums	**1,670.7**	**2,090.5**	**1,857.5**	**2,039.2**	**1,668.0**	**1,918.5**	**7,483.2**	**7,207.8**
Increased in reserve for unearned premiums	**(65.2)**	**230.7**	**102.1**	**370.6**	**(338.5)**	**65.7**	**199.9**	**668.0**
Retained earned premiums	**1,735.9**	**1,859.8**	**1,755.4**	**1,668.6**	**2,006.5**	**1,852.8**	**7,283.3**	**6,539.8**
Net Acquisition Cost	**281.3**	**263.6**	**243.8**	**295.4**	**273.2**	**262.7**	**1,075.1**	**1,247.6**
Commisions to agents	140.9	192.8	152.5	161.7	163.9	202.1	680.2	639.7
Additional compensation to agents	100.7	55.0	52.5	77.3	83.5	54.8	268.1	395.0
Commisions for re-insurance taken	6.6	0.1	0.1	0.5	2.8	1.2	4.5	7.8
Commisions for re-insurance given	(75.6)	(106.5)	(42.1)	(48.4)	(71.5)	(99.9)	(262.0)	(281.6)
Coverage on losses excess	37.4	43.9	44.4	44.4	52.5	51.1	192.4	167.1
Others	71.3	78.4	36.5	59.9	42.1	53.4	191.9	319.6
Net cost of claims and contractual obligations	**1,288.1**	**1,366.4**	**1,225.3**	**1,456.7**	**1,446.3**	**1,374.0**	**5,502.4**	**4,831.3**
Claims and other contractual obligations	1,287.7	1,936.4	1,163.0	1,462.7	1,404.0	1,354.8	5,384.5	5,405.4
Claims recovered from re-insurance	(0.4)	570.1	(62.3)	6.0	(42.4)	(19.2)	(117.9)	574.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**166.5**	**229.8**	**286.2**	**(83.5)**	**286.9**	**216.1**	**705.8**	**460.9**
Net Increase in other technical reserve	**(2.6)**	**(55.9)**	**0.7**	**40.9**	**(17.2)**	**181.3**	**205.8**	**(51.0)**
Catastrophic risks reserves	(1.7)	40.4	0.8	40.9	(17.1)	181.4	206.0	45.5
Preventions reserves	(0.9)	(96.2)	0.0	0.0	0.0	0.0	0.0	(97.8)
Contingency claim reserves	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.1)	(0.1)
Other reserves	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.1)	1.3
Gross profit	**169.1**	**285.7**	**285.5**	**193.3**	**304.1**	**34.8**	**817.8**	**512.0**
Net operating expenses	**118.0**	**288.1**	**184.1**	**193.3**	**202.9**	**334.9**	**915.2**	**689.3**
Administrative and operating expenses	(132.1)	17.3	(59.6)	(66.1)	(60.9)	44.8	(141.8)	(320.5)
Personnel expenses	238.0	257.4	230.0	245.1	249.4	275.2	999.7	960.0
Depreciation and amortization	12.0	13.4	13.7	14.3	14.5	14.9	57.3	49.9
Operating Profits	**51.2**	**(2.4)**	**101.4**	**(317.7)**	**101.2**	**(300.1)**	**(415.2)**	**(177.4)**
Net Financial Income	**225.2**	**66.0**	**161.8**	**476.6**	**114.7**	**767.8**	**1,520.9**	**753.6**
On investments	102.1	58.6	51.3	198.5	103.1	136.3	489.2	502.0
Investments sales	112.2	174.3	121.6	114.6	131.7	96.8	464.7	379.3
Investments revaluation	91.1	27.6	35.2	86.3	103.9	715.4	940.8	224.2
Charges on premiums	21.4	23.2	21.8	22.8	25.4	24.1	94.1	86.8
Others	7.8	2.3	4.9	(18.9)	5.0	7.4	(1.6)	21.0
Forex	0.3	(26.1)	33.2	45.0	(25.1)	(18.5)	34.7	(60.8)
REPOMO	(109.7)	(193.9)	(106.3)	28.3	(229.2)	(193.8)	(500.9)	(398.9)
Income before income taxes & employee profit sharing	**276.3**	**63.6**	**263.2**	**158.8**	**215.9**	**467.7**	**1,105.7**	**576.2**
Provision for income tax	86.0	51.1	60.6	30.0	82.7	114.3	287.6	189.1
Provision for employee profit sharing	29.1	9.5	21.2	25.1	26.2	55.8	128.3	59.9
Subsidiaries results	40.4	101.9	76.7	91.2	47.8	49.0	264.7	245.2
Net income	**201.6**	**104.9**	**258.1**	**194.9**	**154.8**	**346.7**	**954.5**	**572.5**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments
MM of constant pesos as of December 31, 2006

ASSETS	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Investments	**15,874.3**	**15,529.9**	**16,354.9**	**17,439.4**	**17,154.5**	**17,589.4**
Securities	**14,420.5**	**14,008.9**	**14,762.7**	**15,797.1**	**15,497.2**	**15,914.9**
Government	7,996.8	7,659.2	8,012.3	10,572.4	10,337.6	7,873.5
Private companies	4,543.2	4,426.5	5,035.4	3,329.9	3,119.0	5,291.2
Debt Instruments	3,625.7	3,440.8	4,121.9	2,370.1	1,951.8	3,928.0
Equities	917.5	985.8	913.4	959.9	1,167.2	1,363.2
Net unrealized gain on valuation	1,857.9	1,914.9	1,697.5	1,884.5	2,009.5	2,723.4
Interest debtors	22.6	8.2	17.6	10.3	31.0	26.8
Loans	**505.3**	**522.7**	**527.5**	**557.1**	**558.0**	**550.1**
On policies	137.2	139.8	143.3	156.8	151.6	157.0
Secured	346.3	364.7	361.6	366.8	371.2	346.6
Unsecured	0.3	0.3	0.3	0.3	0.0	0.8
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	21.9	28.0	32.3	43.5	44.9	54.7
Interest debtors	2.7	3.2	3.0	2.9	3.2	3.4
Allowance for write-offs	(3.1)	(13.2)	(13.1)	(13.2)	(12.9)	(12.4)
Real estate	**948.5**	**998.2**	**1,064.7**	**1,085.2**	**1,099.4**	**1,124.3**
Real estate	56.1	86.1	91.7	115.1	130.5	156.9
Net unrealized gain on valuation	957.7	975.1	1,037.9	1,037.8	1,038.8	1,039.6
Depreciation	(65.3)	(63.0)	(64.9)	(67.6)	(69.9)	(72.2)
Investments for labor obligations	762.9	750.2	784.5	789.0	801.8	876.6
Current assets	**(27.4)**	**524.3**	**123.0**	**(39.9)**	**(20.8)**	**26.3**
Cash and banks	(27.4)	524.3	123.0	(39.9)	(20.8)	26.3
Debtors	**1,928.3**	**2,573.8**	**2,348.5**	**2,306.2**	**2,031.6**	**2,516.5**
Premium debtors	1,670.0	2,340.2	2,107.7	2,122.0	1,894.8	2,367.3
Agents and adjusters	0.0	2.8	1.1	0.9	3.6	3.4
Notes receivable	55.1	63.4	59.9	63.8	52.3	54.5
Employee loans	63.6	56.7	60.5	59.2	53.9	47.8
Other	164.1	143.6	152.9	94.8	61.9	77.3
Allowance for write-offs	(24.6)	(32.9)	(33.6)	(34.6)	(34.9)	(33.7)
Reinsurers and rebonders	**520.6**	**1,240.5**	**883.0**	**1,031.3**	**1,113.7**	**1,164.2**
Insurance and bonding companies	100.8	39.3	43.2	98.9	132.8	81.3
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	418.9	1,200.3	839.0	931.5	980.1	1,082.0
Reinsurens share of unearned premiums	0.3	0.3	0.3	0.3	0.3	0.3
Other assets	**303.5**	**834.3**	**495.3**	**461.0**	**309.3**	**351.6**
Furniture and equipment (net)	102.8	121.0	116.2	114.0	116.5	118.9
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	200.3	713.0	378.7	346.6	192.4	232.3
Total assets	**19,362.1**	**21,453.1**	**20,989.2**	**21,987.0**	**21,390.2**	**22,524.6**

LIABILITIES	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Technical reserves	**14,119.6**	**15,688.0**	**15,369.5**	**15,970.6**	**15,446.9**	**15,809.5**
Unearned premiums	**7,754.6**	**8,080.5**	**8,253.1**	**8,721.4**	**8,305.7**	**8,324.1**
Life	5,548.2	5,522.9	5,764.0	6,191.8	5,883.4	5,558.3
Accident and health	2,198.5	2,549.8	2,481.2	2,521.7	2,414.6	2,758.3
Current bonds	7.9	7.8	7.8	7.9	7.7	7.6
Contractual obligations	**3,173.6**	**4,422.8**	**3,930.9**	**4,022.7**	**3,932.0**	**4,094.8**
Losses and maturities	2,046.7	3,327.8	2,795.5	2,824.9	2,735.6	2,922.0
Reserve for incurred but not reported losses	330.9	282.1	312.9	321.1	337.0	294.5
Policy dividends	205.3	217.8	204.7	240.5	224.9	241.6
Managed insurance funds	565.8	569.1	597.3	607.5	601.1	585.8
Deposits premiums	25.0	26.0	20.5	28.8	33.3	51.0
Prevision	**3,191.5**	**3,184.7**	**3,185.4**	**3,226.4**	**3,209.2**	**3,390.5**
Prevision	102.4	7.5	7.4	7.5	7.3	7.2
Catastrophic	3,085.3	3,173.4	3,174.3	3,215.2	3,198.2	3,379.7
Contingency	2.4	2.4	2.4	2.4	2.3	2.3
Specials	1.4	1.4	1.4	1.4	1.4	1.3
Provision for labor obligations at retirement	**746.7**	**749.1**	**784.1**	**787.9**	**802.2**	**875.2**
Creditors	**266.1**	**272.4**	**242.0**	**280.5**	**326.0**	**348.5**
Agents and adjusters	220.5	225.7	183.0	208.3	249.1	260.4
Managed loss funds	5.4	6.4	8.5	16.8	8.3	23.0
Sundry	40.3	40.3	50.5	55.3	68.6	65.1
Reinsurers and rebonders	**331.1**	**634.9**	**303.0**	**525.2**	**333.6**	**481.2**
Insurance and bonding companies	330.3	634.1	302.2	524.4	332.9	480.4
Retained deposits	0.8	0.8	0.8	0.8	0.7	0.7
Other liabilities	**1,145.8**	**1,239.4**	**1,090.7**	**1,165.3**	**1,200.8**	**1,391.6**
Provision for employee profit sharing	158.7	176.2	232.9	221.2	277.7	198.2
Other liabilities	388.6	452.4	369.0	411.6	368.9	406.6
Deferred credits	598.4	610.8	488.8	532.5	554.3	786.8
Total liabilities	**16,609.3**	**18,583.8**	**17,789.3**	**18,729.5**	**18,109.6**	**18,905.9**
Stockholders' equity						
Paid in capital	**1,012.5**	**1,028.2**	**1,028.2**	**1,028.2**	**1,028.2**	**1,028.2**
Capital stock	1,012.5	1,028.2	1,028.2	1,028.2	1,028.2	1,028.2
Reserves	**2,296.4**	**2,315.8**	**2,315.8**	**2,497.0**	**2,497.0**	**2,497.0**
Legal	211.7	214.9	214.9	272.2	272.2	272.2
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,084.7	2,100.9	2,100.9	2,224.8	2,224.8	2,224.8
Unrealized gain on valuation of real estate	16.7	29.7	29.7	29.7	29.7	18.9
Subsidiaries	65.4	69.0	79.5	327.2	330.1	333.2
Retained earnings	329.8	306.0	878.5	313.0	179.0	179.0
Net income	467.6	572.5	258.1	453.0	607.8	954.5
Excess (insufficient) on Stockholders' actualization	(1,435.6)	(1,452.1)	(1,390.0)	(1,390.6)	(1,391.3)	(1,392.0)
Total stockholders' equity	**2,752.8**	**2,869.2**	**3,199.8**	**3,257.6**	**3,280.5**	**3,618.7**
Total liabilities and stockholders' equity	**19,362.1**	**21,453.1**	**20,989.2**	**21,987.0**	**21,390.2**	**22,524.6**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of December 31, 2006	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Dec '06	Acumulated Dec '05
Premiums written	166.3	202.4	115.5	35.7	7.3	13.9	172.5	600.6
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**166.3**	**202.4**	**115.5**	**35.7**	**7.3**	**13.9**	**172.5**	**600.6**
Increased in reserve for unearned premiums	**54.1**	**99.4**	**83.9**	**(31.3)**	**(135.7)**	**(12.5)**	**(95.6)**	**239.7**
Retained earned premiums	**112.2**	**102.9**	**31.6**	**67.0**	**143.1**	**26.4**	**268.1**	**360.9**
Net Acquisition Cost	**15.4**	**17.8**	**7.8**	**2.6**	**0.5**	**(1.4)**	**9.5**	**51.5**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	15.4	17.8	7.8	2.6	0.5	(1.4)	9.5	51.5
Net cost of claims and contractual obligations	**193.7**	**210.0**	**199.0**	**201.2**	**196.1**	**191.8**	**788.2**	**788.2**
Claims and other contractual obligations	193.7	210.0	199.0	201.2	196.1	191.8	788.2	788.2
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(96.9)**	**(124.9)**	**(175.2)**	**(136.8)**	**(53.6)**	**(164.0)**	**(529.7)**	**(478.9)**
Net Increase in other technical reserve	**31.5**	**19.6**	**7.2**	**6.6**	**(2.1)**	**10.1**	**21.9**	**79.4**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	0.6	1.6	1.2	(1.1)	(3.3)	(0.7)	(3.9)	3.3
Other reserves	30.9	18.0	6.0	7.7	1.2	10.8	25.8	76.1
Gross profit	**(128.4)**	**(144.5)**	**(182.5)**	**(143.4)**	**(51.6)**	**(174.1)**	**(551.5)**	**(558.3)**
Net operating expenses	**6.2**	**6.4**	**5.8**	**4.9**	**4.7**	**4.7**	**20.1**	**35.5**
Administrative and operating expenses	5.6	5.7	5.1	4.3	4.0	4.1	17.5	21.7
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	0.5	0.7	0.7	0.7	0.7	0.7	2.6	13.8
Operating Profits	**(134.5)**	**(150.9)**	**(188.2)**	**(148.3)**	**(56.2)**	**(178.9)**	**(571.7)**	**(593.8)**
Net Financial Income	**269.9**	**247.3**	**302.2**	**295.9**	**165.3**	**296.2**	**1,059.5**	**1,061.6**
On investments	273.3	289.3	262.9	257.8	258.3	256.1	1,035.1	1,085.0
Investments sales	23.2	20.0	3.0	1.1	1.1	5.4	10.6	41.8
Investments revaluation	112.2	189.6	172.5	2.7	190.8	279.6	645.6	436.3
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(138.8)	(251.5)	(136.3)	34.3	(284.9)	(244.9)	(631.8)	(501.6)
Income before income taxes & employee profit sharing	**135.4**	**96.4**	**113.9**	**147.5**	**109.1**	**117.3**	**487.9**	**467.8**
Provision for income tax	(71.9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provision for employee profit sharing	118.9	44.5	25.6	36.0	25.0	26.3	112.9	163.5
Subsidiaries results	88.1	(161.6)	145.5	111.3	(61.6)	(92.7)	102.5	306.2
Net Income	**176.5**	**(109.7)**	**233.8**	**222.9**	**22.5**	**(1.6)**	**477.5**	**610.5**

PENSIONES INBURSA

BALANCE SHEET

MM of constant pesos as of December 31, 2006

ASSETS	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Investments	**16,489.7**	**16,694.1**	**16,981.4**	**17,155.4**	**17,037.1**	**16,963.4**
Securities	**16,489.7**	**16,694.1**	**16,981.4**	**17,155.4**	**17,037.1**	**16,963.4**
Government	9,248.6	9,994.2	9,295.7	9,102.2	8,937.8	8,756.0
Private companies	3,954.5	3,428.9	4,295.4	4,431.5	4,542.4	4,408.6
Debt Instruments	3,542.0	3,010.1	3,876.6	4,012.7	4,123.6	3,989.9
Equities	412.5	418.8	418.8	418.8	418.8	418.7
Net unrealized gain on valuation	3,087.8	2,949.1	3,237.9	3,325.9	3,405.2	3,502.1
Interest debtors	198.9	321.9	152.4	295.9	151.7	296.7
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.4**	**0.4**	**1.0**	**0.9**	**1.0**	**3.6**
Cash and banks	0.4	0.4	1.0	0.9	1.0	3.6
Debtors	**8.8**	**5.4**	**7.3**	**2.4**	**0.3**	**2.8**
Premium debtors	8.9	4.6	7.7	2.1	(0.0)	0.0
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	3.4	5.9	5.9	7.3	7.5	10.6
Allowance for write-offs	(3.8)	(5.4)	(6.5)	(7.2)	(7.4)	(8.0)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**84.3**	**119.7**	**12.9**	**62.5**	**77.0**	**110.0**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	84.3	119.7	12.9	62.5	77.0	110.0
Total assets	**16,583.1**	**16,819.6**	**17,002.6**	**17,221.3**	**17,115.4**	**17,079.8**

LIABILITIES	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Technical reserves	**13,733.7**	**14,047.6**	**14,125.6**	**14,091.8**	**13,937.6**	**13,880.5**
Unearned premiums	**13,069.6**	**13,348.8**	**13,408.8**	**13,352.9**	**13,188.7**	**13,153.4**
Life	13,069.6	13,348.8	13,408.8	13,352.9	13,188.7	13,153.4
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**90.1**	**54.9**	**65.6**	**81.1**	**93.2**	**61.4**
Losses and maturities	88.6	52.3	62.3	80.9	93.2	61.3
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	1.6	2.6	3.3	0.2	0.0	0.1
Prevision	**573.9**	**643.9**	**651.2**	**657.8**	**655.7**	**665.8**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	261.4	267.0	268.2	267.1	263.8	263.1
Specials	312.5	376.9	383.0	390.7	391.9	402.7
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**9.6**	**10.5**	**9.2**	**10.5**	**12.6**	**10.8**
Agents and adjusters	0.1	0.1	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	9.6	10.4	9.1	10.5	12.5	10.8
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**159.9**	**160.4**	**33.3**	**69.4**	**93.1**	**117.6**
Provision for employee profit sharing	113.5	154.6	27.1	62.6	84.5	107.0
Other liabilities	41.8	0.0	0.0	0.0	0.0	0.0
Deferred credits	4.6	5.8	6.3	6.8	8.6	10.7
Total liabilities	**13,903.2**	**14,218.5**	**14,168.1**	**14,171.7**	**14,043.3**	**14,009.0**
Stockholders' equity						
Paid in capital	**1,051.3**	**1,068.2**	**1,068.2**	**1,068.2**	**1,068.2**	**1,068.2**
Capital stock	1,415.6	1,432.4	1,429.3	1,430.1	1,423.6	1,418.2
(-)Unsubscribed capital	364.3	364.2	361.1	361.8	355.4	350.0
Reserves	**1,152.9**	**597.3**	**597.3**	**873.1**	**873.1**	**873.1**
legal	423.4	429.9	429.9	491.0	491.0	491.0
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	729.5	167.4	167.4	382.1	382.1	382.1
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	303.2	307.9	307.4	605.8	605.8	606.1
Retained earnings	2,258.9	2,867.2	3,477.7	2,895.8	2,895.8	2,895.8
Net income	720.2	610.5	233.8	456.7	479.2	477.5
Excess (insufficient) on Stockholders' actualization	(2,806.6)	(2,850.0)	(2,850.0)	(2,850.0)	(2,850.0)	(2,850.0)
Total stockholders' equity	**2,679.9**	**2,601.2**	**2,834.5**	**3,049.6**	**3,072.1**	**3,070.8**
Total liabilities and stockholders' equity	**16,583.1**	**16,819.6**	**17,002.6**	**17,221.3**	**17,115.4**	**17,079.8**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

MM of constant pesos as of December 31, 2006	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	Acumulated Dec '06	Acumulated Dec '05
Premiums accepted	118.3	122.1	124.6	129.9	151.6	145.2	551.2	464.3
Premiums ceded	15.2	14.5	21.0	19.8	16.7	20.1	77.6	70.0
RETAINED PREMIUMS	**103.2**	**107.6**	**103.6**	**110.0**	**134.9**	**125.1**	**473.6**	**394.4**
Application of reserve for outstanding bonds	0.3	(0.8)	(0.1)	2.6	1.6	1.9	6.1	2.8
NET PREMIUM REVENUES	**102.9**	**108.4**	**103.6**	**107.4**	**133.3**	**123.2**	**467.5**	**391.5**
Net Acquisition Cost	**(2.9)**	**(22.5)**	**(5.6)**	**(4.7)**	**(4.3)**	**(19.2)**	**(33.8)**	**(34.9)**
Comisions to agents	0.5	0.0	0.1	0.9	0.1	0.5	1.5	1.6
Comisions for rebonding taken	0.2	(0.1)	0.0	0.0	0.0	0.1	0.1	1.1
Comisions for rebonding given	(6.4)	(10.9)	(7.9)	(7.7)	(7.0)	(10.6)	(33.2)	(33.7)
Others	2.7	(11.6)	2.3	2.2	2.5	(9.1)	(2.2)	(3.9)
Claims	48.4	78.7	70.5	61.8	57.4	75.4	265.0	231.1
Technical Income	**57.4**	**52.2**	**38.7**	**50.3**	**80.3**	**67.1**	**236.4**	**195.3**
Net increase in other technical reserves	(1.1)	(2.1)	(0.5)	1.1	(2.2)	(1.7)	(3.3)	(2.5)
GROSS INCOME	**58.5**	**54.3**	**39.2**	**49.2**	**82.5**	**68.8**	**239.6**	**197.7**
Net Operating Expenses	**(13.1)**	**(12.5)**	**(12.2)**	**(12.6)**	**(18.2)**	**(15.8)**	**(58.9)**	**(45.3)**
Administrative & operating expenses	(13.2)	(12.7)	(12.4)	(12.8)	(18.6)	(16.1)	(60.0)	(46.3)
Personnel expenses	0.0	0.0	0.0	(0.0)	0.1	(0.0)	0.0	0.0
Depreciation	0.2	0.2	0.2	0.3	0.4	0.4	1.2	1.0
OPERATING INCOME	**71.5**	**66.8**	**51.4**	**61.8**	**100.7**	**84.6**	**298.5**	**243.1**
Financial Income	**14.2**	**7.9**	**71.3**	**12.6**	**9.9**	**19.7**	**113.4**	**28.1**
On investments	2.6	5.8	4.1	3.0	3.0	3.1	13.2	14.7
Investments sales	11.0	13.4	68.8	15.8	13.9	16.5	114.9	25.9
Investments revaluation	7.4	3.0	5.5	(7.7)	10.6	16.5	24.9	14.4
Others	0.0	0.0	0.1	0.0	0.1	0.3	0.5	0.2
Repos	0.0	0.0	0.1	0.1	0.1	0.0	0.4	0.2
REPOMO	(6.9)	(14.4)	(7.3)	1.3	(17.7)	(16.7)	(40.5)	(27.3)
INCOME BEFORE TAXES	**85.7**	**74.7**	**122.7**	**74.4**	**110.6**	**104.3**	**411.9**	**271.2**
Income taxes	20.5	24.6	16.7	38.9	38.3	25.2	119.2	82.7
Subsidiaries Net Income	3.1	(5.7)	5.1	3.9	(2.2)	(3.3)	3.6	10.8
NET INCOME	**68.3**	**44.4**	**111.1**	**39.4**	**70.1**	**75.8**	**296.3**	**199.4**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments
MM of constant pesos as of December 31, 2006

ASSETS	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Investments	**952.1**	**998.7**	**1,069.1**	**1,124.3**	**1,172.3**	**1,243.8**
Securities	**815.2**	**870.8**	**949.7**	**992.6**	**1,043.7**	**1,117.3**
Government	510.9	501.6	802.1	849.5	895.7	984.0
Private companies	162.2	232.2	101.1	100.7	97.5	70.3
Debt Instruments	15.1	46.2	45.4	44.9	42.4	15.8
Equities	147.2	186.0	55.7	55.8	55.1	54.5
Net unrealized gain on valuation	142.0	136.8	46.3	42.4	50.3	62.9
Interest debtors	0.0	0.1	0.2	0.0	(0.1)	0.1
Loans	**75.7**	**65.9**	**57.6**	**56.6**	**53.9**	**52.1**
Secured	64.7	58.6	53.7	54.7	49.6	46.8
Unsecured	2.9	3.0	0.9	0.9	0.9	0.9
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	5.9	3.1	2.6	0.4	3.0	3.9
Interest debtors	2.2	1.2	0.4	0.5	0.5	0.5
Real estate	**61.2**	**62.0**	**61.8**	**75.1**	**74.8**	**74.4**
Real estate	7.5	7.5	7.5	7.5	7.3	7.2
Net unrealized gain on valuation	57.3	58.3	58.3	71.6	71.7	71.8
Depreciation	(3.6)	(3.8)	(4.0)	(4.0)	(4.3)	(4.7)
Investments for labor obligations	**1.7**	**1.8**	**1.8**	**1.8**	**1.8**	**1.9**
Current assets	**0.6**	**3.3**	**3.2**	**4.7**	**0.9**	**1.2**
Cash and banks	0.6	3.3	3.2	4.7	0.9	1.2
Debtors	**96.6**	**100.6**	**95.2**	**110.1**	**132.7**	**122.8**
Premium debtors	94.7	98.4	94.7	109.7	131.6	121.8
Agents	1.9	(0.0)	0.0	0.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	2.2	0.5	0.4	1.2	1.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**6.0**	**17.3**	**8.9**	**5.5**	**5.1**	**12.6**
Bonding companies	1.7	13.2	3.3	1.7	1.6	9.2
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.1	0.1	0.1	0.1	0.1	0.1
Participation in rebonding	4.2	4.1	5.5	5.3	5.1	4.8
Estimation for punishments	0.0	0.0	(1.6)	(1.6)	(1.6)	(1.6)
Other assets	**50.4**	**70.7**	**94.3**	**126.1**	**157.8**	**182.8**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.6	1.6	1.6	1.6	1.6	1.6
Sundry	48.7	69.0	92.6	124.4	156.1	181.2
Total assets	**1,107.4**	**1,192.4**	**1,272.5**	**1,372.4**	**1,470.7**	**1,565.0**

LIABILITIES	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Technical reserves	**219.5**	**218.8**	**217.8**	**221.8**	**219.8**	**219.0**
Current bonds	51.9	50.9	50.3	53.1	53.4	54.2
Contingency bonds	167.5	168.0	167.5	168.7	166.4	164.7
Provision for labor obligations at retirement	**0.6**	**0.7**	**0.7**	**0.7**	**0.7**	**0.8**
Creditors	**5.6**	**7.2**	**0.1**	**8.8**	**6.1**	**9.3**
Agents and adjusters	0.3	0.1	0.1	0.9	0.1	0.5
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	5.2	7.1	(0.1)	7.9	6.0	8.8
Rebonders	**12.8**	**7.3**	**10.2**	**22.2**	**16.8**	**11.7**
Bonding companies	6.8	1.3	4.1	15.9	12.2	7.3
Other participation	6.1	6.0	6.1	6.3	4.5	4.4
Other liabilities	**113.2**	**139.4**	**150.2**	**173.7**	**212.5**	**233.7**
Provision for employee profit sharing & incured inco	66.0	95.8	123.4	147.9	180.7	198.7
Other liabilities	20.6	20.5	20.5	21.3	24.9	23.8
Deferred credits	26.6	23.2	6.4	4.5	7.0	11.2
Total liabilities	**351.7**	**373.4**	**379.0**	**427.2**	**455.9**	**474.5**
Stockholders' equity						
Paid in capital	**150.2**	**152.5**	**152.5**	**152.5**	**152.5**	**152.5**
Capital stock	186.6	188.9	188.6	188.7	188.0	187.5
(-)Unsubscribed capital	(36.4)	(36.4)	(36.1)	(36.2)	(35.5)	(35.0)
Reserves	**109.9**	**111.6**	**111.6**	**131.6**	**131.6**	**131.6**
legal	109.9	111.6	111.6	131.6	131.6	131.6
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	31.7	40.9	3.2	3.2	3.2	3.2
Subsidiaries	9.3	10.2	9.7	20.3	20.2	20.3
Retained earnings	371.4	377.3	576.7	546.6	546.0	546.0
Net income	154.9	199.4	111.1	150.4	220.6	296.3
Excess (insufficient) on Stockholders' actualization	(71.8)	(72.9)	(72.9)	(59.3)	(59.2)	(59.2)
Total stockholders' equity	**755.6**	**819.0**	**891.9**	**945.3**	**1,014.8**	**1,090.6**
Total liabilities and stockholders' equity	**1,107.4**	**1,192.4**	**1,272.4**	**1,372.5**	**1,470.7**	**1,565.0**

END